2016
Notice of the Annual and Special Meeting of Shareholders and Management Proxy Circular

e l d o r a d o g o l d

WHO WE ARE

Eldorado Gold Corporation (Eldorado) is a Canadian low-cost gold producer with over 20 years of experience building and operating gold mines in Europe, Asia and South America.

OUR FOCUS

■	Discovering, developing and delivering value from our assets

■	Responsible operations

■	Highest safety and environmental standards

■	Working with our partners to enhance the communities where we operate

WHAT'S INSIDE

Proxy Summary	1

Letter to Shareholders	4

Notice of 2016 Annual Meeting	6

General Information	8

Frequently Asked Questions (FAQs)	9

Business of Meeting	13

Governance	29

Statement of Executive Compensation	41

Schedule A - Board of Director Terms of Reference	97

Proxy summary

This summary highlights information contained in our Management Proxy Circular (the Circular). This summary does not contain all of the information that you should consider. We encourage you to read the entire Circular carefully prior to voting.

Annual and special meeting details

Date	Location	Time
Wednesday, May 25, 2016	Vancouver Club Grand Ballroom 915 West Hastings Street Vancouver, British Columbia V6C 1C6	3:00 pm

Shareholder voting matters

Business Item	Management's Recommendation	Reference Page
Election of Directors	FOR	13
Appointment of Auditors	FOR	14
Authorize Board to fix Auditors Pay	FOR	14
Advisory Vote on Compensation	FOR	14
Reduction of Stated Capital	FOR	14

Director nominees

Name	Principal Occupation	Other Boards	Year First Appointed	Independent	2015 Board & Committee Attendance	Committee Participation
Ross Cory	Corporate Director	0	2003	Yes	100%	CGNC (Chair) Audit
Pamela Gibson	Corporate Director	1	2014	Yes	100%	CGNC Sustainability
Robert Gilmore	Corporate Director	2	2003	Yes	100%	Audit Compensation
Geoffrey Handley	Corporate Director	1	2006	Yes	100%	Compensation Sustainability (Chair)
Michael Price	Corporate Director	1	2011	Yes	100%	Audit Sustainability
Jonathan Rubenstein	Corporate Director	4	2009	Yes	100%	Compensation (Chair) CGNC
Steven Reid	Corporate Director	2	2013	Yes	100%	Compensation Sustainability
John Webster	Corporate Director	0	2015	Yes	100%	Audit (Chair)
Paul Wright	President & CEO, Eldorado Gold Corporation	0	1999	No	100%	n/a

Management Proxy Circular	1

Board and governance highlights

Board Composition
Size of Board	9
Number of Independent Directors (%)	8 (89%)
In Camera Sessions of Independent Directors (see p. 27 for details)	YES
Board Evaluation Process (see p. 31 for details)	YES
Board Orientation and Continuing Education (see p. 33 for details)	YES
Board Site Visits (see p. 33 for details)	YES
Share Ownership Policies for Directors and Executives (see p. 35 for details)	YES
Shareholder Rights
Annual Election of Directors	YES
Directors Elected individually (not by slate)	YES
Majority Voting Policy for Directors (see p. 13 for details)	YES
Advance Notice Policy (see p. 13 for details)	YES
Dual Class Shares	NO
Governance
Code of Conduct and Business Ethics (see p. 29 for details)	YES
Anti-Bribery and Anti-Corruption Policy (see p. 30 for details)	YES
Anti-Hedging (see p. 30 for details)	YES
Diversity Disclosure (see p. 33 for details)	YES
Board Succession Planning (see p. 34 for details)	YES
Retirement Age for Directors (see p. 34 for details)	YES
CEO Evaluation and Management Succession Planning (see p. 34 for details)	YES
Compensation
Advisory Vote on Executive Compensation (see p. 14 for details)	YES
Executive Compensation Recovery Policy (Clawback Policy) (see p. 53 for details)	YES

2	Management Proxy Circular

Dear Shareholder:

I am pleased to invite you to our 2016 annual and special meeting of shareholders on May 25, 2016 at 3:00 p.m. Vancouver time. The meeting will be held in the Grand Ballroom, The Vancouver Club, 915 West Hastings Street, Vancouver, British Columbia V6C 1C6.

You will have an opportunity to vote on various items of business, meet our nominee directors and management team, and hear first-hand about Eldorado's operations, our 2015 performance, and our future plans.

Please read the President & Chief Executive Officer's Letter to the Shareholders and the accompanying management proxy circular for information about the company and its activities, our senior management, our board of directors, our governance practices, our policies, and our business and compensation practices.

Your vote is important - we encourage you to vote online, by phone or by mail by May 20, 2016. You are also welcome to vote in person at the meeting on May 25, 2016.

Thank you for your continued support.

Yours sincerely,

Robert Gilmore

Chairman of the Board

April 5, 2016

Management Proxy Circular	3

LETTER TO SHAREHOLDERS

Dear Shareholder,

Successfully operating in a challenging market

2015 was a challenging year for gold producers. Eldorado finished the year with production of over 720,000 ounces of gold at industry leading cash costs of approximately $550 per ounce. All of our mines operated to or above our internal plans for the year. Progress continued at Skouries, one of our development projects in Greece, though it was delayed by the government's failure to issue permits pursuant to their contractual obligations. At Olympias, also in Greece, we finalized plans for Phase II of its redevelopment. We continued to allocate resources into developing our current project pipeline; releasing two final positive feasibility studies at Certej in Romania and Tocantinzinho in Brazil. Our permitting success at Eastern Dragon moved another step closer to receipt of the Mining License with receipt of the Project Permit Approval.

Our focus on operational excellence, capital discipline, and the goal to build value for all stakeholders have been the core drivers of our business decisions since our beginnings in 1992. Since then, we have entered six new jurisdictions, built eight mines, grown our relationships and learned from our experience. We abide by the belief that building a business for the long-term requires patience and dedication, and that measuring performance goes well beyond the balance sheet.

Consistent production at low costs

Integral to shareholder confidence is the ability to remain a low-cost producer and consistently deliver on guidance. Our operations continued to outperform in 2015. Our six mines produced a total of 723,532 ounces of gold, an increase of nearly 10% over 2015 guidance. Cash operating costs were at the low end of our peer group, finishing the year at $552 per ounce and all-in sustaining costs were $842 per ounce. Our reserves and resources for the year were down slightly, accounting for depletion, however we have an impressive total proven and probable gold reserve base of nearly 25 million ounces of gold, a leading reserve life in comparison to our peer group.

Solid financial position

With volatility remaining in the gold price, we believe that maintaining the financial flexibility to sustain and grow our business forms the basis of our capital spending decisions. We ended the year with approximately $665 million in total liquidity, which includes $290 million in cash, cash equivalents and term deposits, and $375 million in undrawn lines of credit. Looking at the year ahead, with gold currently hovering above the $1,200 per ounce mark, it is essential that we remain disciplined and prudent in allocating funds and prioritizing our growth.

A commitment to sustainable operations

We set out in 2015 to reduce our overall lost time injury frequency rate (LTIFR) and I am proud to report that our teams' continued focus and drive to do so resulted in an approximate 30% reduction, to a total LTIFR of 1.03 for 2015. We had no fatalities in 2015, but I am deeply saddened to report the death of an experienced underground miner at the Stratoni Mine in Greece in February 2016.

Our environmental performance remains a point of focus and in addition to several positive achievements in 2015, we had another year with no reportable environmental incidents. Rehabilitation at our Olympias site continued and we are now in the final stages of cleaning up the previously-mined tailings. We also completed International Cyanide Management Code (ICMC) Certification at Jinfeng and Tanjianshan. Compliance with the ICMC is an example of our commitment to implementing best practices at our sites. I am proud to report that Jinfeng and Tanjianshan are the first two gold mines in China to be ICMC certified.

4	Management Proxy Circular

LETTER TO SHAREHOLDERS

Our future

Despite repeated attempts to engage constructively with the current Greek government, we continue to face permitting challenges at our Skouries and Olympias projects in Greece. In early 2016 a decision was taken to suspend construction and development activities at the Skouries project. The project remains on care and maintenance. We strive to operate to the highest environmental, health, safety and community standards and wecontinue to work hard to demonstrate this to the Greek government. We made a commitment to these projects when we acquired them back in 2012, and we remain committed to their development and bringing jobs and foreign investment to Greece.

The Eastern Dragon permitting process is nearing its final stages, with the Mining License currently under review. Our team in China is awaiting the approval to return to the final stages of development so that the asset may move into production in late 2016.

As for Turkey, our two mines in the western part of the country continue to be Eldorado's cornerstone assets. We expect to produce over half of our 2016 gold production from our Kisladag and Efemcukuru mines.

In closing

The consistent production base, long lives of our assets, organic exploration potential, financial stability, low-debt and an enviable project pipeline, all combine to form the basis of sustainable growth for Eldorado. Understanding the cyclical nature of our industry, we remain prudent and continue to build a long-term, sustainable business.

I would like to sincerely thank our global team for their hard work, collaboration and dedication to the vision that has built Eldorado. I am honoured to work with people who exhibit quality and integrity in all that they do for this company.

Yours sincerely,

Paul Wright

President & CEO

Management Proxy Circular	5

NOTICE OF MEETING

Notice of 2016 annual and special meeting of shareholders

When

Wednesday, May 25, 2016 at 3:00 p.m. Vancouver time

Where

The Vancouver Club

Grand Ballroom

915 West Hastings Street

Vancouver, British Columbia V6C 1C6

Items of business:

1.	Receive our 2015 annual audited financial statements (page 13)
2.	Elect nine directors for the coming year (page 13)
3.	Re-appoint KPMG as auditor for the coming year (page 14)
4.	Authorize the directors to set the auditor's pay (page 14)
5.	Approve a non-binding advisory resolution on executive compensation (page 14)
6.	Approve a special resolution on reduction to the stated capital account of the common shares (page 14)
7.	Other business (page 16)

Your vote is important

You're entitled to receive this notice and vote at our 2016 annual and special meeting if you owned common shares of Eldorado Gold Corporation (Eldorado or the company) as of the close of business on April 5, 2016 (the record date for the 2016 annual and special meeting).

Notice-and-access

We are using notice-and-access procedures to deliver our 2016 meeting materials to shareholders. You are receiving this notice with information on how you can access the circular electronically along with a proxy or in the case of non-registered shareholders, a voting instruction form, in order to vote at the meeting or submit your voting instructions.

The circular, form of proxy, annual return card, annual audited consolidated financial statements and associated management's discussion and analysis (MD&A) are available on our website (www.eldoradogold.com/shareholder-materials) as of April 21, 2016 and will remain on the website for one full year. You can also access the meeting materials through our public filings on SEDAR at www.sedar.com and the United States Securities and Exchange Commission website at www.sec.gov under Eldorado's name.

The circular contains important information about the meeting and the company. We encourage and remind you to access and review the circular prior to voting.

The company will mail paper copies of the meeting materials to those shareholders who had previously elected to receive paper copies. All other shareholders will receive this notice along with a form of proxy or voting instruction form, as applicable. If you received this notice and want to obtain paper copies of the full meeting materials, they can be requested, without charge, by contacting us as follows:

information@eldoradogold.com
1.604.687.4018 or 1.888.353.8166 (toll free)
1.604.687.4026
1188-550 Burrard Street, Vancouver, BC V6C 2B5 Attention: Corporate Secretary

6	Management Proxy Circular

NOTICE OF MEETING

To receive the circular in advance of the proxy deposit date and meeting date, requests for printed copies must be received at least five business days in advance of the proxy deposit date and time set out in the accompanying proxy or voting instruction form.

Shareholders are able to request copies of the annual audited consolidated financial statements and MD&A and/or interim consolidated financial report and MD&A by marking the appropriate box on the annual return card included with this notice, as applicable. All registered shareholders will receive the annual audited consolidated financial statements and MD&A.

Submitting your vote

If you are a registered shareholder and are unable to attend the meeting, please complete the enclosed form of proxy and return it as soon as possible. To be valid, proxies must be returned by 3:00 p.m. on Friday, May 20, 2016 to our transfer agent at:

Computershare Trust Company of Canada
8th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

You may also vote by telephone or internet by following the instructions on your proxy.

If you are a non-registered shareholder, you should follow the instructions on your voting instruction form in order to submit your voting instructions to your intermediary or its agent. You should submit your voting instructions to your intermediary or its agent as instructed as soon as possible so that your intermediary or its agent has sufficient time to submit your vote prior to the voting deadline of 3:00 p.m. on Friday, May 20, 2016.

If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact Kingsdale Shareholder Services by telephone at 1-877-657-5856 toll free in North America or 416-867-2272 outside of North America or by email at contactus@kingsdaleshareholder.com

By order of the board,

Dawn Moss
Executive Vice President, Administration and Corporate Secretary

Vancouver, British Columbia

April 5, 2016

Management Proxy Circular	7

GENERAL INFORMATION

General information

Eldorado Gold

In this document, we, us, our, Eldorado and the company mean Eldorado Gold Corporation.

Shareholders

You, your and shareholder mean holders of common shares of Eldorado.

Date of information

Information in this document is as of April XX, 2016, unless otherwise stated.

Exchange rate

All dollar figures are in U.S. dollars, except as noted. We used the average annual exchange rate for 2015 reported by the Bank of Canada of USD$1.00 = CAD$1.2787.

Additional information

You can find financial information relating to Eldorado in our comparative financial statements and MD&A dated December 31, 2015.

See our MD&A, financial statements and our annual information form (AIF) or form 40-F for additional information about Eldorado. These documents are available on our website www.eldoradogold.com and are also available on SEDAR at www.sedar.com and the United States Securities and Exchange Commission website at www.sec.gov under Eldorado's name.

You can also request copies free of charge by contacting our corporate secretary:

information@eldoradogold.com
1.604.687.4018 or 1.888.353.8166 (toll free)
1.604.687.4026
1188-550 Burrard Street, Vancouver, BC V6C 2B5

8	Management Proxy Circular

FAQs

Who can vote?

If you hold Eldorado common shares at the close of business on April 5, 2016 (the record date), you are entitled to receive notice and vote at our 2016 annual and special meeting. Each share you hold entitles you to one vote on each item of business on a ballot.

What are we voting on?

We are voting on the following items of business:

•	Election of directors;
•	Appointment of auditors;
•	Authorizing the directors to set auditors pay;
•	Approval of a non-binding advisory resolution on executive compensation; and
•	Approval of a special resolution on the reduction to the stated capital account of the common shares.

What approval is required?

All of the above items of business, except the reduction in stated capital, require approval by a majority of the votes cast by shareholders. The reduction of stated capital must be approved by two thirds of the votes cast by shareholders.

How many shareholders do you need to reach a quorum?

According to our by-laws, we need two voting persons present or deemed to be present at the meeting and authorized to cast a total of at least 25% of the votes attached to all of the common shares entitled to vote at the meeting. Voting persons are registered shareholders, their duly authorized representatives or proxyholders of registered shareholders entitled to vote at the meeting. As at April 5, 2016, we had a total of 716,587,134 common shares issued and outstanding.

Does any shareholder beneficially own 10 percent or more of the outstanding common shares?

Yes. Blackrock Inc., according to their most recent public filings, held 19% or 135,847,749 of our common shares on the record date.

We are not aware of any other shareholders who beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of our outstanding common shares.

Are you aware of any interest of insiders in material transactions?

No. Other than as disclosed in this circular, we are not aware of any director, director nominee, executive officer of Eldorado or a subsidiary of Eldorado, any shareholder who holds or controls more than 10% of our common shares or anyone associated or affiliated with them who has or had during 2015 a material interest in any material transaction or any proposed material transaction of Eldorado or a subsidiary of Eldorado.

Do any of your directors or executive officers have a material interest in any item of business?

Other than as described in this circular, none of our director nominees, any person who has been a director or executive officer since the beginning of 2015 or anyone associated or affiliated with them, has a direct or indirect material interest in any item of business other than electing the directors and appointing the independent auditor.

How will I receive the meeting materials?

Under notice-and-access, a notice of meeting will be mailed to registered owners of Eldorado common shares on April 5, 2016, along with a form of proxy and annual return card, in accordance with applicable laws, unless you have requested to receive this information electronically. This circular will be posted on Eldorado's website at www.eldoradogold.com/shareholder-materials.

If you're a non-registered shareholder, as permitted under the notice-and-access provisions of applicable securities laws, we have provided copies of the notice of meeting and annual return card to your broker, custodian, fiduciary or other intermediary to forward to you along with a form of voting instruction form. Intermediaries are required to forward the meeting materials unless a non-registered shareholder has waived the right to receive them. Please follow the voting instructions from your intermediary. Your intermediary is responsible for properly executing your voting instructions.

OBOs are beneficial shareholders who do not want us to know their identity. We are paying for intermediaries to forward meeting materials to OBOs.

Management Proxy Circular	9

FAQs

NOBOs are beneficial shareholders that do not object to us knowing their identity. We are not sending meeting materials directly to NOBOs. NOBO's will receive meeting materials from their intermediaries.

Am I a registered or non-registered shareholder?

You are a registered shareholder if you hold a share certificate in your name.

You are a non-registered (or beneficial) shareholder if your shares are registered in the name of your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your shares in a nominee account.

How do I vote if I am a registered shareholder?

As a registered shareholder you can vote in two ways:

•	attend the meeting and vote your shares in person; or
•	appoint someone else (called your proxyholder) to attend the meeting and vote your shares for you.

You can vote by proxy in three ways:

•	complete, sign and return your form of proxy by mail in the prepaid envelope provided;
•	vote by telephone by following the instructions on your form of proxy; or
•	visit the website indicated on your proxy and follow the instructions there.

Can I appoint someone other than Eldorado proxyholders to attend the meeting and vote on my behalf?

Yes, if you are a registered shareholder and want to appoint someone else as your proxyholder, do not check the box beside the names of the Eldorado proxyholders on the enclosed proxy form. Print the name of the person (your proxyholder) you want in the space provided. Your proxyholder does not need to be a shareholder. Your proxyholder must attend the meeting in order for your vote to be counted. Please inform your proxyholder that he or she has been appointed and that he or she must attend the meeting and register with our transfer agent, Computershare Trust Company of Canada (Computershare), upon arrival at the meeting.

How can I vote if I am a non-registered shareholder?

As a non-registered shareholder, you must follow the instructions of your intermediary to submit your voting instructions in order to have your vote counted. You can do so in one of three ways:

•	submit your voting instruction form to your intermediary to submit a vote on your behalf;
•	have your intermediary appoint you as proxyholder to attend the meeting and vote your shares in person; or
•	have your intermediary appoint someone else to attend the meeting and vote your shares for you.

You can submit your voting instruction form in three ways:

•	complete, sign and return your voting instruction form by mail as instructed on the form;
•	vote by telephone by following the instructions on your voting instruction form; or
•	visit the website indicated on your voting instruction form and follow the instructions there.

If you plan to vote in person or want to appoint someone to attend on your behalf, insert your name, or the name of that other person in the blank space provided for that purpose on the voting instruction form and return it to your intermediary or its agent within the time specified, or send your intermediary another written request that you or your nominee be appointed as proxyholder. When you or your nominee arrive at the meeting, register with our transfer agent, Computershare. If you bring your voting instruction form to the meeting your vote will not count. Your vote can only be counted if you have followed these instructions if attending the meeting and voting in person.

Your intermediary is required under applicable securities laws to arrange, without expense to you, to appoint you or your nominee as proxy holder in respect of your common shares. Unless corporate law does not allow it, if your intermediary makes an appointment in this manner, you or your nominee, as applicable, must be given authority to attend, vote and otherwise act for and on behalf of your intermediary (who is the registered shareholder) in respect of all matters that come before the meeting and any adjournment or postponement of the meeting. An intermediary who receives your instructions at least one business day before the deadline for submission of proxies is required to deposit the proxy within the voting deadline, in order to appoint you or your nominee as proxy holder.

How will my shares be voted if I return a proxy?

When you complete and return a proxy, the persons named in the proxy are authorized to attend the meeting and vote your shares on each item of business that you are entitled to vote on, according to your instructions.

10	Management Proxy Circular

FAQs

If you appoint the Eldorado proxyholders, Paul Wright, President and Chief Executive Officer or failing him, Dawn Moss, Executive Vice President, Administration and Corporate Secretary, as your proxy but do not tell them how to vote your shares, your shares will be voted:

FOR the nominated directors listed on the proxy form and in this circular

FOR re-appointing KPMG as the independent auditor

FOR authorizing the board to set the auditor's pay

FOR approval of a non-binding advisory resolution on executive compensation

FOR approval of a special resolution on the reduction to the stated capital account of the common shares

If there are other items of business that properly come before the meeting, or amendments or variations to the items of business, the Eldorado proxyholders will vote according to management's recommendation. If you appointed a proxyholder other than the Eldorado proxyholder, your proxyholder has discretion to vote as he or she elects.

On any ballot, your proxyholder must vote your shares or withhold your vote according to your instructions and, if you specify a choice on a matter, your common shares will be voted accordingly.

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholder's attorney with proof that they are authorized to sign. If you represent a registered shareholder who is a corporation or association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder who is a corporation or association, you must include the original or a notarized copy of the written authorization for the officer or attorney, with your proxy form.

How can I change my vote?

Registered shareholders can revoke their proxy by sending a new completed proxy form with a later date, or a written note signed by you, or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered shareholder who is a corporation or association, your written note should have the seal of the corporation or association, and must be executed by an officer or an attorney who has their written authorization. The written authorization must accompany the revocation notice.

We must receive the written notice any time up to and including the last business day before the day of the meeting, or the last business day before the meeting is reconvened if it is postponed or adjourned.

Send the signed written notice to:

Eldorado Gold Corporation
c/o Fasken Martineau DuMoulin LLP
Suite 2900, 550 Burrard Street
Vancouver, British Columbia V6C 0A3
Attention: Josh Lewis

You can also give your written notice to the chairman of the meeting on the day of the meeting. If the meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.

If you've sent in your completed proxy form and since decided that you want to attend the meeting and vote in person, you need to revoke the proxy form before you vote at the meeting.

Non-registered shareholders can change their vote by contacting their intermediary, or their agent, right away so they have enough time before the meeting to arrange to change the vote and, if necessary, revoke the proxy.

How will the votes be processed?

Our transfer agent and registrar Computershare will act as scrutineer of the meeting and is responsible for counting the votes on our behalf.

Our voting results are posted on SEDAR (www.sedar.com) after the meeting.

Is there a deadline for my proxy to be received?

Yes. Your completed proxy must be received by Computershare (by mail, telephone or on the internet) by 3 p.m.(Vancouver time) on Friday, May 20, 2016, or two business days before the meeting is reconvened if it is postponed or adjourned.

Management Proxy Circular	11

FAQs

The time limit for deposit of proxies may be waived or extended by the Chair of the meeting at his or her discretion, without notice.

Who is soliciting my proxy?

Eldorado's management is soliciting votes for this meeting and any meeting that is reconvened if it is postponed or adjourned. You may be contacted by telephone by the company or a representative of Kingsdale Shareholder Services (Kingsdale), who we have retained to assist with soliciting votes.

Kingsdale is also providing a variety of services related to the meeting. This includes reviewing the circular, liaising with proxy advisory firms, advising on meeting and proxy protocol, reporting and reviewing the tabulation of shareholder proxies, and soliciting shareholder proxies. We pay the cost of these services, which we estimate to be approximately CAD$40,000 plus disbursements.

What if I have further questions about voting?

Please contact Computershare if you have additional questions regarding the voting process:

Computershare Trust Company of Canada

8th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

T. 1.866.313.1872 (toll free within North America)

F. 1.604.681.3067

www.computershare.com

Additional information

You can find financial information relating to Eldorado in our comparative financial statements and MD&A for December 31, 2015.

See our MD&A, financial statements and our annual information form (AIF) or form 40-F for additional information about Eldorado. These documents are available on our website www.eldoradogold.com and are also available on SEDAR at www.sedar.com and the United States Securities and Exchange Commission website at www.sec.gov under Eldorado's name.

You can also request copies free of charge by contacting our corporate secretary:

information@eldoradogold.com
1.604.687.4018 or 1.888.353.8166 (toll free)
1.604.687.4026
1188-550 Burrard Street, Vancouver, BC V6C 2B5

12	Management Proxy Circular

BUSINESS OF MEETING

Items of business

1.	Receiving our financial statements and the auditor's report

Our consolidated financial statements for the year ended December 31, 2015, and the auditor's report are available on our website (www.eldoradogold.com) and on SEDAR (www.sedar.com).

A representative from KPMG LLP (KPMG), the independent auditor for 2015, will be at the meeting to answer any questions about the auditors' report.

2.	Electing directors

According to our articles and by-laws, we must elect between three and 20 directors at each annual meeting to serve for a one-year term or until a successor is elected or appointed.

The board has decided that nine directors will be elected this year based on the mix of skills and experience the board believes is necessary to effectively fulfill its duties and responsibilities. All nine nominated directors were elected at our 2015 annual general meeting. Each of the nominated directors has confirmed their willingness to serve on our board for the 2016 term.

Our director nominees for 2016 are:

Ross Cory	Steven Reid
Pamela Gibson	Jonathan Rubenstein
Robert Gilmore	John Webster
Geoffrey Handley	Paul Wright
Michael Price

Each of the nominee directors is well qualified and demonstrates the competencies, character and commitment that is complementary to Eldorado's needs and culture and has expressed his or her willingness to serve on the board. Further information on each of the nominees can be found starting on page 17.

Majority voting

The board adopted a majority voting policy in accordance with TSX rules, requiring that each nominated director receive a majority of the votes cast, or the nominated director must submit his resignation to the CGNC directly after the meeting. The CGNC then reviews the matter and makes a recommendation to the board. The board, within 90 days of the relevant shareholders' meeting, will consider the committee's recommendation and announce promptly the board's decision to accept or reject the resignation offer by press release. The nominated director does not participate in either the committee or board deliberations. Absent exceptional circumstances, the board will accept the resignation which will become effective upon the board's acceptance. If the board determines not to accept a resignation, the news release must fully state the reasons for that decision. This policy does not apply if there is a contested director election at which the number of directors nominated for election is greater than the number of seats available on the board.

Advance notice policy

In 2014, shareholders approved an amended By-Law No. 1 of the company that contained an advance notice provision for director nominations. Shareholders who wish to nominate candidates for election as directors must provide written notice of their intention to the Corporate Secretary, 1188 - 550 Burrard Street, Vancouver BC V6C 2B5 and include certain information as set out Part 9 of our by-laws. The notice must be made not less than 30 days and not more than 65 days prior to the date of our next annual meeting. If you want to submit a director nomination to be presented at our 2016 annual and special meeting, the required information must be sent to our corporate secretary by April 25, 2016.

A copy of our by-laws can be found on SEDAR under the company's name.

We recommend that you vote FOR the election of the director nominees.

Management Proxy Circular	13

BUSINESS OF MEETING

3.	Appointing the independent auditor and authorizing the board to set the auditor's pay

KPMG has been our independent auditor since 2009. Upon the recommendation of the Audit committee and the board, shareholders will be asked to approve the re-appointment of KPMG as auditor and also to authorize the board to set the auditor's pay for 2016.

KPMG conducts the annual audit of our financial statements and provides audit-related, tax and other services and reports to the audit committee of the board. The table below outlines the fees paid to KPMG during the last two years.

	Years ended December 31
	2015	2014
Audit fees	1,452,783	1,513,499	Total fees for audit services
Audit related fees	122,322	84,193	Majority of fees relate to French translations
Tax services	-	-	Total fees for tax advice, tax planning and tax compliance
All other services	-	-
Total	1,575,105	1,597,692

We recommend that you vote FOR the appointment of KPMG as our auditors for the ensuing year and FOR authorizing the Board to set the auditor's pay.

4.	Advisory vote on executive compensation - voluntary adoption of say on pay

In 2016, the Board approved a policy on say on pay and shareholder engagement. The policy establishes the framework for conducting an annual non-binding advisory vote by our shareholders on Eldorado's executive compensation. The advisory vote provides shareholders the opportunity to advise the board on their view of our executive compensation programs as presented in the Statement of Executive Compensation (referred to herein as the CD&A) of this Circular.

As this is an advisory vote, the results will not be binding on the board. The board retains sole authority and remains fully responsible for the company's compensation decisions and are not relieved of these responsibilities as a result of the advisory vote by shareholders. The board, will however, take into account the results of the advisory vote when considering whether there is a need to increase shareholder engagement on compensation and other matters.

We recommend that you vote FOR the adoption of the resolution to support our approach to executive compensation.

BE IT RESOLVED THAT, on an advisory basis, and not to diminish the role and responsibilities of the board, the shareholders accept that the philosophy and design of the company's executive compensation program as disclosed in the company's circular and the CD&A is appropriate.

5.	Approving a reduction to the stated capital account of the common shares

At the meeting, shareholders will be asked to consider and, if thought appropriate, approve, with or without variation, a special resolution to reduce the stated capital of the common shares by $2,500,000,000 (the "Stated Capital Reduction Resolution").

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Background and reasons for the reduction of stated capital

Under the Canada Business Corporations Act (CBCA), a company is prohibited from taking certain actions, including declaring or paying dividends on its shares and purchasing its own shares if, among other things, there are reasonable grounds for believing that the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares. A company governed by the CBCA, such as Eldorado, must maintain a stated capital account for each class of its shares. The stated capital account is comprised of the aggregate amount of the consideration for which all of the issued shares of that class have historically been issued.

The stated capital account of the Eldorado common shares is currently $5,804,280,000 (rounded to the nearest thousand). If the Stated Capital Reduction Resolution is approved by the shareholders, the stated capital of the Eldorado common shares will be $3,304,280,000 (rounded to the nearest thousand). To the extent permitted by the Company's accounting standards, the $2,500,000,000 reduction of capital will be offset with an increase to the contributed surplus account and recorded on the Company's financial statements.

Because of the very high value of the stated capital of our common shares, which is the result of historical share issuances, compared to the realizable value of Eldorado's assets including our operating mines and development projects, Eldorado is currently not permitted to pay a dividend on the common shares as it has done in the past. This would be the case notwithstanding that our board might determine, in accordance with the Company's established dividend policy, that the payment of a dividend was appropriate after taking into account the Company's obligations, liabilities and earnings (for further information of the Company's dividend policy (please see our current AIF, available on SEDAR at www.sedar.com). The board believes that Eldorado's operations are expected to provide the financial capacity to distribute dividends to our shareholders without adversely affecting the Company's liquidity or ability to continue to invest for future growth. The board intends to continue to review the Company's ability to pay a dividend in accordance with our dividend policy.

The proposed reduction in stated capital will have no impact on the day-to-day operations of Eldorado and will not alter our financial condition.

In order to be able to provide our board with the flexibility to resume paying a dividend on the common shares, if, as and when they are declared by the board, our board has decided to submit a special resolution to the shareholders for their approval to reduce the stated capital account attributable to the common shares, which would address the limitations under the CBCA resulting from Eldorado's historically high stated capital.

Limitation on reduction of stated capital under the CBCA

The CBCA provides that a company may not reduce its stated capital if there are reasonable grounds for believing that, after giving effect to the reduction in stated capital, the company will be unable to pay its liabilities as they become due or that the realizable value of the company's assets will be less than the aggregate amount of its liabilities.

Management is of the view that Eldorado does not have reasonable grounds to believe that, after giving effect to the proposed stated capital reduction, Eldorado will be unable to pay its liabilities as they become due or that the realizable value of our assets will thereby be less than the aggregate amount of our liabilities.

For the reasons indicated above, the board believes that the proposed reduction of stated capital of the Company is in the best interests of the Company and our shareholders.

Certain Canadian federal income tax considerations

The following is a summary of the principal Canadian federal income tax considerations related to the proposed reduction of stated capital that are generally applicable to shareholders. This summary is based on the current provisions of the Income Tax Act (Canada) (the Tax Act), the regulations to the Tax Act, and the current published administrative practices and assessing policies of the Canada Revenue Agency (publicly available prior to the date hereof). This summary also takes into account all proposed amendments to the Tax Act and regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and assumes that all proposed amendments will be enacted in the form proposed, although no assurances can be given in this regard. Except for the proposed amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices of the Canada Revenue Agency, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

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This summary is not applicable to (i) a shareholder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules, (ii) a shareholder an interest in which would be a "tax shelter investment" as defined in the Tax Act, (iii) a shareholder that is a "specified financial institution" as defined in the Tax Act, or (iv) a shareholder who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act. Any such shareholder should consult its own tax advisor.

This summary is not exhaustive of all Canadian federal income tax considerations related to the proposed reduction of stated capital, nor does it take into account any provincial or territorial tax laws of Canada or any tax laws of any jurisdiction outside Canada. This summary is of a general nature only and is not, and is not intended to be, and should not be construed to be, legal or tax advice to any particular shareholder of the Company. Each shareholder should obtain advice from his, her or its own independent tax advisors with respect to his, her or its particular tax position as such consequences can vary depending upon the particular circumstances of each shareholder.

The proposed reduction of the stated capital of the common shares will not result in any immediate Canadian income tax consequences to a shareholder nor will it affect a shareholder's adjusted cost base (ACB) of the common shares for purposes of the Tax Act. However, the reduction in the stated capital will reduce the paid-up capital (as defined in the Tax Act) of the common shares (PUC) by an amount equal to the reduction in stated capital. PUC is generally the aggregate of all of the amounts received by Eldorado upon issuance of its shares (by class) adjusted in certain circumstances in accordance with the Tax Act over the total outstanding number of shares of that class. PUC differs from the ACB of shares to any particular shareholder as ACB is calculated based on the amount paid by a shareholder to acquire shares of Eldorado, whether on issuance by Eldorado or through the marketplace.

Although the reduction of the stated capital and the corresponding reduction of the PUC of the common shares will not have any immediate Canadian income tax consequences, such reduction may have future Canadian federal income tax consequences to a shareholder in certain limited circumstances, including, but not limited to, if Eldorado repurchases or redeems any common shares, on a distribution of assets from Eldorado to its shareholders, or if Eldorado is wound-up. In general, upon such a transaction occurring, a shareholder will be deemed to have received a dividend to the extent that the amount paid or distributed exceeds the PUC of the shareholder's common shares and will be included in their taxable income. Such amounts may otherwise have received capital gains treatment.

Resolution for approving the stated capital reduction

The text of the Stated Capital Reduction Resolution, which shareholders will be asked to approve at the meeting, is below. To be effective, the Stated Capital Reduction Resolution must be approved by not less than two thirds of the votes cast by shareholders present in person or represented by proxy at the meeting.

"RESOLVED, as a special resolution, that:

1.	the stated capital account maintained in respect of the common shares is hereby reduced by $2,500,000,000;

2.

notwithstanding the approval by the holders of the common shares of this resolution, the directors of the Company may revoke this resolution before it is acted upon without any further approval of the shareholders;

3.

any officer or director of the Company be and is hereby authorized for and on behalf of the Company (whether under its corporate seal or otherwise) to execute and deliver all documents and instruments and to take all such other actions as such officer or director may deem necessary or desirable to implement this resolution and the matters authorized hereby, such determinations to be conclusively evidenced by the execution and delivery of such documents and other instruments or the taking of any such action."

We recommend that you vote FOR approving the stated capital reduction.

6.	Other business

We'll also consider any other matters that properly come before the meeting. As of the date of this circular, we are not aware of any other items of business to be considered at the meeting.

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Director profiles

This section profiles each of the nominee directors as at December 31, 2015. For each nominee the profile includes the following information:

•	background and experience;
•	country of residence;
•	age;
•	independence status;
•	date first appointed to the Board;
•	areas of expertise;
•	directorships of other public companies and board interlocks, if any;
•	memberships and accreditations;
•	board and committee membership and meeting attendance;
•	shareholdings in Eldorado and whether each of the director's share ownership requirement has been met;
•	director compensation for the past two years; and
•	annual meeting voting results for the past two years.

In reviewing the director profiles please note the following:

•	the value of director shareholding (including deferred units and common shares) has been calculated at the higher of the value at issue date or fair market value at January 31 of the current year;
•	the total annual compensation for the independent directors includes fees, retainers and equity compensation;

For further information on the compensation paid to our directors please refer to our CD&A beginning on page 41.

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[1]	Ross Cory British Columbia, Canada Age: 59 Independent Director Since: April 2003

Areas of Expertise: Finance Mergers & acquisitions Investment banking Corporate governance

Mr. Cory was first elected to the board in April 2003 and has more than 20 years of investment banking experience with a focus on industrial growth companies and the mining industry. He began his career in investment banking with Richardson Greenshields of Canada in 1987 and in 1989 was a founding partner and Senior Vice-President and Director of Goepel Shields & Partners Inc., which became Raymond James in 2001. Mr. Cory served in his position with Raymond James until his retirement.

Current Occupation	Corporate Director
Education	MBA, Finance and International Business, UBC B.Sc. General Science, UBC
Accreditations and Memberships	Accredited Director (Acc. Dir.)
Other Directorships	None
Interlocks	None

Board and Committee Membership

	2015 Meeting Attendance	% Meetings Attended
Board of Directors	5 of 5	100%
CGNC (chair)	5 of 5	100%
Audit Committee	4 of 4	100%

Securities Held

Year	Common Shares	DUs	Stock Options	Value of Director Shareholding	Target Requirement	Meets Requirement	Total Compensation
2015	340,000	43,180	166,056	$3,011,276	$147,806	Yes	$198,444
2014	340,000	35,829	133,146	$2,983,206	$164,229	Yes	$201,767

Annual Meeting Voting Results

Year	For	Withheld
2015	99.50%	0.50%
2014	99.83%	1.62%

Notes:

1.	Mr. Cory is unable to attend meetings in person for health reasons. He receives and reviews meeting material provided and attends committee and board meetings by telephone.

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Areas of Expertise: Legal Corporate governance Corporate finance

Pamela Gibson

London, United Kingdom

Age: 62

Independent Director Since: September 2014

Ms. Gibson was appointed to the board in September 2014. She has over 30 years of experience, primarily as a corporate lawyer at Shearman & Sterling LLP where she currently serves as Of Counsel. Ms. Gibson has extensive industry experience in the metals and mining, oil and gas, energy, telecom and technology sectors advising companies on capital market transactions, governance, disclosure, compliance and other corporate strategic matters.

Current Occupation	Of Counsel, Shearman & Sterling LLP, London
Education	LLM, New York University LLB, Osgoode Hall BA, York University
Accreditations and Memberships	Accredited Director (Acc. Dir.)
Other Directorships	GasLog Partners LP
Interlocks	None

Board and Committee Membership

	2015 Meeting Attendance	% Meetings Attended
Board of Directors	5 of 5	100%
CGNC	5 of 5	100%
Sustainability Committee	4 of 4	100%

Securities Held

Year	Common Shares	DUs	Stock Options	Value of Director Shareholding	Target Requirement	Meets Requirement	Total Compensation
2015	0	1,911	152,910	$10,768	$147,806	n/a[1]	$182,803
2014	0	1,158	100,000	$6,843	$164,229	n/a[1]	$145,851

Annual Meeting Voting Results

Year	For	Withheld
2015	99.89%	0.11%
2014	n/a[2]	n/a[2]

Notes:

1.	Ms. Gibson's share ownership requirement will become effective September 2, 2017.
2.	Ms. Gibson was appointed a director on September 2, 2014.

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Areas of Expertise: Finance Mergers & acquisitions

Robert Gilmore, CPA

Colorado, USA

Age: 64

Independent Director Since: April 2003

Mr. Gilmore was first elected to the board in April 2003, and was elected Chairman of the board in December 2009. Mr. Gilmore is a Certified Public Accountant and financial consultant with more than 30 years of experience working with resource companies. From 1991 to 1997 Mr. Gilmore was the Chief Financial Officer of Dakota Mining Corporation and was the Chief Financial Officer of Teamshare Inc. in 2002.

Current Occupation	Corporate Director
Education	CPA Colorado BSBA, Accounting University of Denver
Accreditation and Memberships	Accredited Director (Acc. Dir.)
Other Directorships	Fortuna Silver Mines Inc. Layne Christensen Company
Interlocks	None

Board and Committee Membership

	2015 Meeting Attendance	% Meetings Attended
Board of Directors	5 of 5	100%
Audit Committee	4 of 4	100%
Compensation Committee	4 of 4	100%

Securities Held

Year	Common Shares	DUs	Stock Options	Value of Director Shareholding	Target Requirement	Meets Requirement	Total Compensation
2015	9,500	67,054	62,126	$580,625	$281,536	Yes	$269,805
2014	9,500	47,519	62,126	$482,873	$312,818	Yes	$304,997

Annual Meeting Voting Results

Year	For	Withheld
2015	71.78%	28.22%
2014	81.68%	18.32%

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Areas of Expertise: Technical Environmental, health and safety

Geoffrey Handley

New South Wales, Australia

Age: 66

Independent Director Since: August 2006

Mr. Handley was first appointed to the board in August 2006. He was most recently Executive Vice President, Strategic Development with Placer Dome and has over 40 years of extensive experience in the mineral resource industry.

Current Occupation	Corporate Director
Education	B.Sc. Hons. James Cook University of North Queensland
Accreditations and Memberships	MAusIMM MAICD Accredited Director (Acc. Dir.)
Other Directorships	Endeavour Silver Corp.
Interlocks	None

Board and Committee Membership

	2015 Meeting Attendance	% Meetings Attended
Board of Directors	5 of 5	100%
Compensation Committee	4 of 4	100%
Sustainability Committee	4 of 4	100%

Securities Held

Year	Common Shares	DUs	Stock Options	Value of Director Shareholding	Target Requirement	Meets Requirement	Total Compensation
2015	10,000	84,444	62,126	$639,523	$147,806	Yes	$199,226
2014	10,000	53,612	62,126	$499,335	$164,229	Yes	$212,325

Annual Meeting Voting Results

Year	For	Withheld
2015	69.44%	30.56%
2014	81.67%	18.33%

Note:

1.	Mr. Handley also chairs the reserve and resource review panel. The panel met twice in 2015.

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Areas of Expertise: Mining Engineering Mining finance

Michael Price

London, United Kingdom

Age: 60

Independent Director Since: May 2011

Mr. Price was first elected to the board in May 2011. He is a consultant and adviser in mining finance and also London Representative of Resource Capital Funds since 2006. Previously, Mr. Price served as Managing Director, Joint Global Head of Mining and Metals of Barclays Capital. He was Managing Director, Global Head of Mining and Metals of Societe Generale from 2001 to 2003 and Executive Director, Head of Resource Banking and Metals Trading, NM Rothschild & Sons Ltd. from 1989 to 2001. From 1981- 1988 Mr. Price held various positions including Mining Engineer, Business & Financial Analyst for British Petroleum PLC.

Current Occupation	Corporate Director
Education	B.Sc. Eng (2.1 Hons) - Mining Engineering University College Cardiff PhD. - Mining Engineering University College Cardiff Mine Manager's Certificate of Competency (Coal Mines, South Africa)
Accreditations and Memberships	MIMMM and Eur Ing (FEANI) Accredited Director (Acc. Dir.)
Other Directorships	Asanko Gold Corporation
Interlocks	None

Board and Committee Membership

	2015 Meeting Attendance	% Meetings Attended
Board of Directors	5 of 5	100%
Audit Committee	4 of 4	100%
Sustainability Committee	4 of 4	100%

Securities Held

Year	Common Shares	DUs	Stock Options	Value of Director Shareholding	Target Requirement	Meets Requirement	Total Compensation
2015	0	22,257	241,666	$187,082	$147,806	Yes	$181,630
2014	0	21,434	188,756	$186,909	$164,229	Yes	$193,556

Annual Meeting Voting Results

Year	For	Withheld
2015	97.45%	2.55%
2014	97.35%	2.65%

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Areas of Expertise: Technical, Mining Engineering Environment, Health & Safety

Steven Reid

Alberta, Canada

Age: 60

Independent Director Since: May 2013

Mr. Reid was first elected to the board in May 2013. Mr. Reid was previously the Executive Vice President and Chief Operating Officer for Goldcorp Inc. from January 2007 to September 2012 He has over 35 years of experience in the mineral resource industry.

Current Occupation	Corporate Director
Education	MBA B.Sc. Mineral Engineering
Accreditations and Memberships	FAUSIMM Member, Society of Mining Engineers of A.I.M.E. (USA) Accredited Director (Acc. Dir.)
Other Directorships	Silver Standard Resources Inc. Gold Fields Limited
Interlocks	None

Board and Committee Membership

	2015 Meeting Attendance	% Meetings Attended
Board of Directors	5 of 5	100%
Compensation Committee	4 of 4	100%
Sustainability Committee	4 of 4	100%

Securities Held

Year	Common Shares	DUs	Stock Options	Value of Director Shareholding	Target Requirement	Meets Requirement	Total Compensation
2015	0	45,294	127,777	$231,880	$147,806	Yes	$183,976
2014	0	24,140	100,000	$141,355	$164,229	n/a[1]	$194,729

Annual Meeting Voting Results

Year	For	Withheld
2015	69.45%	30.55%
2014	99.31%	0.69%

Note:

1.	Mr. Reid's share ownership requirement will become effective May 2, 2016.

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Areas of Expertise: Legal Corporate governance Mergers & acquisitions

Jonathan Rubenstein

British Columbia, Canada

Age: 67

Independent Director Since: May 2009

Mr. Rubenstein was first elected to the board in May 2009. He was one of the founders of Canico Resources Corp., where he served as a Director and as Vice President & Corporate Secretary from 2002 to 2005. He was Vice President, Corporate Affairs for Sutton Resources from 1995 to 1999. Mr. Rubenstein was a founder and director of Cumberland Resources Ltd. and was a director of Aurelian Resources Inc. Mr. Rubenstein retired from his legal practice in 1994 and since that time has been a mining executive and corporate director.

Current Occupation	Corporate Director
Education	BA, Oakland University LLB, UBC
Accreditations and Memberships	Accredited Director (Acc. Dir.)
Other Directorships	Detour Gold Corporation MAG Silver Corp. Roxgold Inc. Dalradian Resources Inc.
Interlocks	None

Board and Committee Membership

	2015 Meeting Attendance	% Meetings Attended
Board of Directors	5 of 5	100%
Compensation Committee	4 of 4	100%
CGNC	4 of 4	100%

Securities Held

Year	Common Shares	DUs	Stock Options	Value of Director Shareholding	Target Requirement	Meets Requirement	Total Compensation
2015	9,000	36,554	140,036	$494,357	$147,806	Yes	$207,437
2014	9,000	35,682	87,126	$464,354	$164,229	Yes	$205,417

Annual Meeting Voting Results

Year	For	Withheld
2015	71.21%	28.79%
2014	80.98%	19.02%

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Areas of Expertise: Finance Auditing Mergers and acquisitions

John Webster

British Columbia, Canada

Age: 61

Independent Director Since: January 2015

Mr. Webster was first appointed to the board in January 2015. He spent over 30 years with PricewaterhouseCoopers LLP until his retirement in June 2014. His roles included 8 years as Managing Partner in British Columbia, 3 years as Assurance Leader in Romania and Southeast Europe and as leader of the firm's Mining Practice in Canada. Mr. Webster has had extensive experience as an audit partner and has provided advice to both venture clients and listed companies on large, complex transactions.

Current Occupation	Corporate Director
Education	BA (Hon), University of Kent
Accreditations and Memberships	ACA, Institute of Chartered Accountants England and Wales FCA, Chartered Professional Accountants British Columbia Accredited Director (Acc. Dir.)
Other Directorships	None
Interlocks	None

Board and Committee Membership

	2015 Meeting Attendance	% Meetings Attended
Board of Directors	5 of 5	100%
Audit Committee	4 of 4	100%

Securities Held

Year	Common Shares	DUs	Stock Options	Value of Director Shareholding	Target Requirement	Meets Requirement	Total Compensation
2015	2,000	24,092	100,000	$117,364	$147,806	n/a[2]	$198,183
2014	0	0	0	n/a	$164,229	n/a[2]	n/a[1]

Annual Meeting Voting Results

Year	For	Withheld
2015	99.60%	0.40%
2014	n/a[3]	n/a[3]

Notes:

1.	Mr. Webster was not a director of the company in 2014 and therefore did not earn any 2014 compensation.
2.	Mr. Webster's required share ownership will become effective January 2, 2018.
3.	Mr. Webster was not a director of the company in 2014.

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Areas of Expertise: Mining engineering Mergers & acquisitions

Paul Wright

British Columbia, Canada

Age: 62

President and Chief Executive Officer

Mr. Wright was first elected to the board in 1999. He first joined Eldorado in July 1996 and held the positions of Vice President, Mining and Senior Vice President, Operations prior to his current role of President and Chief Executive Officer. He has over 30 years of experience in developing and operating open pit and underground gold mines. Prior to joining Eldorado, he worked with Placer Dome, the Redpath Group and Granges.

Current Occupation	President & CEO
Education	B.Sc., Mining Engineering, Newcastle University
Accreditations and Memberships	Member, Canadian Institute of Mining & Metallurgy Chartered Engineer (UK)
Other Directorships	None
Interlocks	None

Board and Committee Membership

	2015 Meeting Attendance	% Meetings Attended
Board of Directors	5 of 5	100%

Securities Held

Year	Common Shares	DUs	Stock Options	Value of Director Shareholding	Target Requirement	Meets Requirement	Compensation (Base Salary)
2015	1,151,399	n/a	4,570,896	$8,067,017	$3,433,643	Yes	$1,144,548[1]
2014	785,818	n/a	3,718,979	$5,149,883	$3,552,045	Yes	$1,184,015

Annual Meeting Voting Results

Year	For	Withheld
2015	98.26%	1.74%
2014	99.84%	0.16%

Note:

1.	Mr. Wright is not an independent director and therefore does not receive compensation for his role as a director. See page 68 for details of Mr. Wright's compensation.

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Meeting attendance

Directors attended 100% of our board and committee meetings in 2015, and eight of the nine directors who have been nominated for re-election attended the 2015 annual meeting of shareholders. Mr. Cory, who is unable to attend meetings in person for health reasons, attended 100% of the board and committee meetings by telephone conference.

Meeting in camera

The board and each of the committees meet without management present. In 2015, the board held In camera sessions at each of its five regularly scheduled meetings. The Audit committee, the Compensation committee, the Sustainability committee and the CGNC each met four times without management.

2015 board and committee meeting attendance

Committee Meetings
Director	Board Meeting	Audit	Compensation	CGNC	Sustainability
Ross Cory[1]	5 of 5	4 of 4		4 of 4
Pamela Gibson	5 of 5			4 of 4	4 of 4
Robert Gilmore	5 of 5	4 of 4	4 of 4
Geoffrey Handley[1] [2]	5 of 5		4 of 4		4 of 4
Michael Price	5 of 5	4 of 4			4 of 4
Steven Reid[2]	5 of 5		4 of 4		4 of 4
Jonathan Rubenstein[1]	5 of 5		4 of 4	4 of 4
Donald Shumka[3]	5 of 5	4 of 4		4 of 4
John Webster[1]	5 of 5	4 of 4
Paul Wright	5 of 5

Notes:

1.	The following directors served as committee chairs in 2015:

•	Mr. Webster - chair of the Audit committee (appointed May 2015)
•	Mr. Rubenstein - chair of the Compensation committee
•	Mr. Cory - chair of the CGNC, and
•	Mr. Handley - chair of the Sustainability committee and chair of the reserve and resource panel.

2.

Mr. Handley and Mr. Reid met with management twice in 2015 as members of the mineral reserves and resources review panel. According to the board's terms of reference, directors who understand the technical aspects of reserve and resource calculations meet to discuss the preparation of, and procedure for, calculating the reserves and resources and the credentials of the qualified persons responsible for preparing the reserve and resource statement, and reporting their findings to the board.

3.	Mr. Shumka will not be standing for re-election at our 2016 annual and special meeting as he has reached retirement age as prescribed in the Director Retirement Policy.

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Cease trade orders, bankruptcies, penalties or sanctions

Area	Any Director

Cease trade orders - Has any director, within the last 10 years, been a director, CEO or CFO of any company that was subject to a cease trade order (or an order similar to a cease trade order or an order that denied the company access to any exemption under securities law) that was issued while the person acted in that capacity or because of an event that occurred while the person acted in that capacity?

Handley[2]

Bankruptcy- Has any director, within the last 10 years,

(i)       personally, or

(ii)     been a director or executive officer of any company (including ours) that (while, or within a year of, the person acting in that capacity) has become bankrupt, made a proposal under legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or the assets of the nominated director?

Wright[1] Handley[2]

Penalties and sanctions - Has any director or proposed director been subject to any penalties or sanctions imposed by a court, securities regulatory authority or regulatory body, or entered into a settlement agreement with any securities regulatory authority since December 31, 2000?

None

Notes:

1.

Mr. Wright was a director of Nordic Mines AB (Nordic) until November 17, 2012. On July 8, 2013, within one year of Mr. Wright ceasing to be a director, Nordic announced that it had requested a Court appointed Administrator, which appointment concerns Nordic, its Swedish subsidiary Nordic Mines Marknad AB and its Finnish subsidiary Nordic Mines Oy. The appointment of the Swedish Administrator was terminated by the District Court of Uppsala in a decision on September 1, 2014, when an agreement on debt write-off was entered into between Nordic and its creditors and lenders. The last condition for the debt write-off, the receiving of proceeds from a rights issue, was satisfied on September 10, 2014. On September 21, 2015 Nordic reached an agreement in principle with its lenders regarding the repurchase of outstanding debt. The final agreement was entered into between Nordic and its lenders on November 9, 2015. On December 14, 2015 Nordic completed the repurchase of outstanding bank debt in accordance with the agreement.

2.

Mr. Handley was a director of Mirabela Nickel Limited (Mirabela) until January 11, 2014. On February 25, 2014, within a year of Mr. Handley ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement (PSA) which establishes a framework for a proposed recapitalisation of Mirabela, subject to certain terms and conditions, as well as the appointment of Messrs. Madden, Rocke and Winterbottom of KordaMentha as joint and several voluntary administrators. Mirabela also announced that, under the PSA, the proposed recapitalisation will be effected through a recapitalisation and restructuring plan to be implemented through a deed of company arrangement (DOCA ) in Australia and an extrajudicial reorganization proceeding to be filed by Mirabela Brazil before the competent Brazilian court. Trading in securities of Mirabela on the Australian Securities Exchange (ASX) were suspended on October 9, 2013. On June 25, 2014 Mirabela reported that the DOCA had been fully effectuated and on June 30, 2014 Mirabela's shares were reinstated for trading on the ASX.

Loans to directors and officers

We do not grant loans to our directors, officers or employees. As a result, we do not have any loans outstanding to them.

Directors' and officers' liability insurance

We maintain insurance policies for directors' and officers' liability. These policies have an annual limit of $120 million and provide coverage for costs incurred to defend and settle claims against our directors and officers.

We paid premiums of $721,385 for the period November 1, 2015 to November 1, 2016. The policies have a deductible of $500,000 and are renewed annually.

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GOVERNANCE

Management and the board of directors recognize the value of good governance practices in its business and affairs for the benefit of all stakeholders.

We are committed to the highest standards of legal and ethical conduct, and believe in the importance of full, accurate, clear and timely disclosure, and communicating openly with all of our stakeholders.

We comply with corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX and corporate governance standards that apply to us as a foreign issuer listed on the NYSE and registered with the SEC.

Ethical business conduct

Our code of business conduct and ethics (code) is designed to promote integrity and deter wrongdoing by setting out the legal, ethical and regulatory standards we follow in all of our activities. The code applies to our directors, officers, employees and contractors and reinforces our commitment to ethical business conduct. Complying with the code and maintaining high standards of business conduct are mandatory, and the board relies on the oversight of our internal controls to monitor compliance with the code.

The code addresses six key areas:

1.	handling conflicts of interest, including transactions and agreements where a director or executive officer has a material interest;

2.	protecting and properly using our corporate assets;

3.	keeping our corporate information confidential and providing for securities trading restrictions in appropriate circumstances;

4.	treating our security holders, customers, suppliers, employees and competitors fairly and ethically;

5.	complying with laws, rules and regulations; and

6.	reporting any illegal or unethical behavior.

Directors, officers, employees and contractors must read the code when they join the board or start working for us. They must acknowledge that they understand the code and attest to their compliance every year.

We adopted the code in October 2004, review it annually and update it to provide continued compliance with our business principles which form the foundation of how we do business everywhere we operate.

The code is posted in all of our offices and operations. It's also available on our website (www.eldoradogold.com) and on SEDAR (www.sedar.com) and by contacting our corporate secretary.

Provisions of the code may be waived for directors or executive officers (including our senior financial officers) only if it is approved by the board.We will publicly disclose any waiver of the code that is granted to a director or executive officer, or any amendments to a waiver or the code itself. We will disclose any waiver to shareholders within four days of it being granted. Any material departure from the code by a director or executive officer that constitutes a material change will be disclosed in a press release and a material change report to the extent required under National Instrument 51-102.

Whistleblower policy

As part of the code, we adopted a "whistleblower" policy so any director, officer or employee can confidentially report any concerns about our financial statements, accounting practices or internal controls, or any suspected or known illegal or unusual behavior that violates laws, government regulations or our code.

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Reports can be made anonymously over our whistleblower hotline to:

Ethicspoint	Chair of the audit committee	Corporate secretary

www.eldorado.ethicspoint.com	John Webster	Dawn Moss
(click "file a new report")	c/o 1188 - 550 Burrard Street	1188 - 550 Burrard Street
	Vancouver, BC V6C 2B5	Vancouver, BC V6C 2B5
T. 1.866.384.4277	T. 604.601.6655	T. 604.601.6655
E. dawnm@eldoradogold.com

All reports are taken seriously and addressed immediately by the chair of the audit committee and the corporate secretary. They will investigate the matter and then discuss it in more detail to determine an appropriate response, which can include implementing corrective action and preventive measures as necessary.

Reports can be filed in any language. Ethicspoint will translate a report into English and send it to the chair of the audit committee and the corporate secretary for appropriate follow-up.

The whistleblower hotline is tested periodically as part of Eldorado's internal control procedures.

We will not condone any retaliation against a director, officer, employee or contractor, or our affiliates or subsidiaries if someone is acting in good faith in reporting any violations of the Code to the company.

Anti-bribery and anti-corruption compliance policy (ABC Policy)

Eldorado is committed to maintaining the highest ethical and legal standards. We use our best efforts to comply with both the legislation and spirit of the growing body of international anti-bribery and corruption laws and to prevent actions that result in breaches of legislation and the appearance of impropriety. The company has implemented an ABC Policy designed to provide guidance and tools to Eldorado's directors, executives, senior officers, management, employees, consultants, contractors and advisors so that all parties understand their obligations in the countries and regions where we operate and report.

The ABC Policy prohibits offering, promising, giving or authorizing the giving of anything of value to any person, including a government official, in an attempt to influence him or her through bribery in any form and prohibits any Eldorado party from accepting any such bribery in order to provide an improper advantage.

We expect all those parties who represent Eldorado to be vigilant and maintain their knowledge about the corruption risks that the company faces in our business units and jurisdictions where we report.

Directors, officers, employees and contractors must read the ABC Policy when they join the board or start working for us. They must acknowledge that they understand the ABC Policy and attest to their compliance annually.

A copy of our ABC Policy is available on our website (www.eldoradogold.com).

Insider trading policy

Our Insider Trading Policy prohibits Insiders (including Officers, Directors and Employees of the Company) from purchasing or selling the company's securities (or related financial instruments) while having access to undisclosed material information about the company. Insiders are also prohibited from informing other persons of any undisclosed material information about the company.

Anti-hedging

Hedging of shares or related financial instruments by directors or officers is prohibited under our Insider Trading Policy.

A copy of our Insider Trading Policy can be found on our website (www.eldoradogold.com).

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About the board

Our board of directors oversees management, who is responsible for the day to day conduct of our business.

The board is responsible for acting in good faith in our best interests, exercising care, diligence and skill in carrying out its duties and responsibilities; meeting its obligations under the CBCA, our articles and our by-laws, and any other relevant legislation and regulations governing our business.

Duties and responsibilities

The board works with management to establish long-term goals and the strategic planning process, and is responsible for monitoring our progress in achieving our corporate strategy.

We have a highly engaged board that takes an active role in:

•	assessing and monitoring internal systems for managing the risks of our business;
•

overseeing the establishment of our standards of ethics, risk management, governance, succession planning, compliance with applicable laws and regulatory policies, financial practices, disclosure and reporting; and

•	overseeing our community relations and practices and procedures on health, safety and the environment.

The board has adopted a written terms of reference which describes its responsibility for stewardship, including:

•	being satisfied with the integrity of the CEO and other executive officers, and their effort in creating a culture of integrity throughout the organization;
•	adopting a strategic planning process, and approving the strategic plan at least once a year including addressing the opportunities and risks of our business, among other things;
•	identifying the principal risks of our business and overseeing the implementation of appropriate systems to manage these risks;
•	overseeing our succession planning, including appointing and monitoring the development of senior management;
•	adopting a communications policy;
•	overseeing our internal control and management information systems;
•	overseeing the development of our approach to corporate governance, including specific governance principles and guidelines for Eldorado;
•	overseeing the development of a process for receiving feedback from shareholders and holders of other securities; and
•	adopting a description of the expectations and responsibilities of directors, including preparing for meetings and meeting attendance.

What we expect of our directors

We expect our directors to commit their time, expertise and act with integrity and be good collaborators for the benefit of the company and its stakeholders when they are elected to our board.

They are responsible for understanding the roles and responsibilities of the board as a whole and their individual role as director, as mandated in the terms of reference and the code.

Directors receive a comprehensive orientation when they join the board so they understand its role and role of the committees, the contribution we expect of each director and the nature and operation of our business. They are responsible for maintaining continued familiarity with Eldorado's activities and building relationships with senior management.

Board evaluation and assessments of individual directors

The board undergoes an annual assessment designed to determine the effectiveness of the board, the committees of the board and the individual directors. This assessment of our directors is conducted by the CGNC. The CGNC compiles a matrix of competencies for the current board so that the board has the information it needs to select directors with the right mix of skills and experience for the company and its business interests.

The CGNC is responsible for the review and makes recommendations to the board regarding the methodology of the assessment. The review consists of an evaluation questionnaire, prepared annually, designed to encourage candid feedback on the effectiveness and contribution of individual directors, the committees, the board and management as per the following categories:

•	board and committee compliance with their terms of reference;
•	board's relationship with management;
•	disclosure & corporate governance;
•	director accreditation and continuing education;

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GOVERNANCE

•	board and committee meetings operation and effectiveness;
•	time commitment of independent directors;
•	independent director share ownership;
•	succession planning; and
•	overall comments.

Upon completion of the written questionnaire, the CGNC tabulates the results and provides its report to the board.

Selecting new directors

The board undertakes an extensive program for the identification and nomination of new directors to the board. The process includes dialogue at regularly scheduled CGNC meetings and the annual completion of a competency matrix of the current board to assist in charting the requirements of the board for the current and future years.

The CGNCis responsible for recommending director candidates. Director candidates are assessed on their individual qualifications, experience and expertise and the CGNC considers matters related to skills, expertise, background, diversity, integrity, professionalism, values and independent judgment. The CGNC recommends director candidates who possess a mix of experience and expertise that is relevant to the company and its operations and considers the knowledge, skills, integrity and character of an individual to be among the most important criteria in determining the value the candidate may bring to the board. The board reviews the slate of nominated directors to determine whether it reflects the mix of competencies it believes is necessary for fulfilling its duties and responsibilities in overseeing our strategic direction, management and the company's affairs. The emphasis on filling board vacancies is on finding the best qualified candidates that reflect Eldorado's own specialized needs from a limited talent pool of candidate directors that will add value to the organization.

This skills matrix is maintained by the CGNC and is updated regularly, reviewed annually and used in the identification of our director candidates and as a reference tool for continual assessment. Provided below is the current skills matrix for our 2016 nominee directors.

Skills	Cory	Gibson	Gilmore	Handley	Price	Reid	Rubenstein	Webster
Relevant Industry Skills
Mining industry experience				X	X	X	X
Environmental, health and safety		X		X	X	X
Engineering					X	X
Geology				X

General Business Skills
Accounting			X					X
Corporate Governance	X	X					X
Finance	X	X	X		X			X
Investment Banking	X				X
Legal		X					X
M&A	X		X	X	X		X

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Orientation and continuing education

Our orientation process familiarizes new directors with our business, including the role of senior management, our exploration, development and operation activities, the role of the board and board committees and our expectations of individual directors. Directors receive written monthly reports from management, in-depth reports at quarterly board meetings, attend annual presentations by our international senior management and visit our sites to experience our operations, development and exploration projects first hand.

We introduced a director accreditation program in early 2011 as part of our continuing education program. The program was developed with the Institute of Chartered Secretaries and Administrators (ICSA) to supplement the board's finance, business and industry experience, and focuses on critical areas of governance like strategy, and risk management. All of our eight independent nominee directors have received the Director Accreditation designation (Acc. Dir.). Mr. Reid completed the Director Education Program through the Institute of Corporate Directors and the University of Toronto. Directors maintain their Acc. Dir. by attending educational sessions on topics of interest or concern to directors organized by the CGNC and management. Directors may also attend externally organized educational sessions at the expense of the company. Newly elected directors may attend the ICSA director accreditation program at Eldorado's expense. Committee members are encouraged to attend courses or seminars directly related to the duties of their committees.

In 2015, we held three education sessions for our directors:

Date	Topic	Presenter	Attendance
April 29, 2015	Global Gold Outlook	Bart Melek, TD Securities	All board members
July 29, 2015	Reporting for Mining Companies under the new Extractive Sector Transparency Measures Act	Fred Pletcher, Borden Ladner Gervais LLP	All board members
July 29, 2015	Cybersecurity Risk	Hakan Kutluay, IT Manager Eldorado Gold	All board members

Site visits

Our directors routinely visit Eldorado's operations. In 2015, the directors visited our operations in Turkey and certain sites in Greece (Olympias and Skouries). During this visit, the sustainability committee took the opportunity to focus on safety and environmental aspects by meeting with local management and visiting the projects to confirm that site practices were aligned with corporate reporting.

At each of the quarterly meetings of the board, directors receive an in-depth report and presentation on each of our business units and meet with selected regional management.

Diversity

We support diversity at all levels of the organization, including the board of directors. The CGNC considers diversity when evaluating new candidates for director and executive positions. The board has not adopted a written policy relating to the identification and nomination of women directors or executive officers or set specific minimum targets for board or executive officer composition at this time. The board believes that each potential nominee should be evaluated based on his or her individual merits and experience, taking into account the needs of the company and the current composition of the board and management team, including the current level of representation of women in such positions.

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GOVERNANCE

Below is a summary of the number of women on our board and in executive officer and vice president positions with the company.

Group	Number of Women	Total Members	% of Women
Board of Directors	1	10	10%
Named Executive Officers	2	4	50%
Vice Presidents	2	11	18%

Director succession planning

Succession planning is an important part of the activities of the CGNC. The CGNC sets aside time at regularly scheduled meetings of the board to discuss the board's current mix of skills, experience and competencies to help to identify the skill sets and individuals that will enhance the proficiency and effectiveness of the board. The CGNC is responsible for establishing the size and composition of the board and qualifications for new board members.

The committee reviews the input from the competency matrix when developing the criteria for director candidates. Directors are asked to recommend individuals they consider candidates for election to the board who meet the established criteria, and who have sufficient time available to devote to Eldorado's affairs. In selecting a director candidate, the board looks for individuals who will bring value to the company through the knowledge and experience he or she has gained in their education and their working life. Potential nominees undergo an interview and approval process managed by the CGNC. All directors and named executive officers have the opportunity to participate in the interview process.

Executive succession planning

Our board met several times with the CEO in 2015, without other members of management, to discuss succession planning for our executive management team. The board continually reviews succession development planning for the CEO and senior executives. In addition, the Company has in place a development and succession plan for senior positions which is reviewed regularly by the CEO.

Retirement age

Our board has established a retirement age for directors at the end of the annual meeting following their 73rd birthday. The board, however, has discretion on extending a director's retirement age if it considers that such an extension is in the best interests of the company.

Mr. Donald Shumka has reached the retirement age effective with our upcoming 2016 annual shareholder meeting. He will be retiring from the board this year and will not be standing for re-election. We wish to thank Mr. Shumka for his years of service, dedication and commitment to the company. Mr. Shumka has been an independent director of the company since 2005 and has served as a member of the audit committee and the CGNC.

Our board recognizes the value and depth of knowledge that longer serving directors bring to the board and therefore does not have term limits. The objective of term limits is to encourage board renewal, introduce new perspectives and skill sets and to assist in maintaining independence of board members. Our board believes that it can achieve the right balance of these goals and board continuity without mandated term limits and relies on our annual director assessment procedures in this regard.

Over the past two years we have added two new directors to our board. The average tenure of our independent directors is 6.8 years.

Serving on other boards

Some of our directors serve on the boards of other public companies in Canada or another country or jurisdiction. See the director profiles starting on page 17 for information on each director.

A director must submit notification to the chairman of the board and the chairman of the CGNC prior to joining another board. The CGNC will make an assessment to determine when a conflict of interest is considered to exist and the director is notified of the decision.

Position descriptions

The board has developed terms of reference for the chairman of the board and its committees. These terms of reference are reviewed annually to confirm we comply with corporate governance regulations and guidelines set by securities regulators and the stock exchanges on which we are listed.

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The board has also created and approved a position description for the CEO that is reviewed annually by the Compensation committee in combination with the CEO performance evaluation.

The board's terms of reference are attached in Schedule A. Terms of reference for the board, together with those of the chairman of the board, and our four standing board committees are available on our website (www.eldoradogold.com) or by contacting the corporate secretary.

Director independence

The board considers a director to be independent if he or she has no direct or indirect material relationship that the board believes could reasonably be perceived to materially interfere with the exercise of independent judgment in accordance with National Instrument 58-101, the independence requirements of the NYSE and as recommended by ISS.

The CGNC considers the relationship of the company to each of the directors and has determined that eight of the nine nominee directors are independent. Mr. Wright is not independent as he is considered to have a material relationship with the company in his position of President & CEO.

The chairman of the board is independent, and our four standing board committees are made up entirely of independent directors.

Independent advice

The board terms of reference allow a committee of the board or an individual director to engage outside advisors if they believe it's necessary to carrying out their responsibilities. The company is responsible for the costs of the advisor services as approved by the chairman of the board or the committee chair.

Conflicts of interest

To the best of our knowledge, we are not aware of any existing or potential conflicts of interest between us or any of our directors or officers which have not been disclosed to the board, except that some of our directors serve as directors of other public companies. It is therefore possible that a conflict could arise between their duties as a director of Eldorado and their duties for other companies. Our directors and officers are aware of the laws governing accountability of directors and officers for corporate opportunity. They understand they are required to disclose any conflicts of interest to the chairman of the board and to the CGNC which may arise and are expected to govern themselves to the best of their ability according to the laws in effect.

In compliance with the CGNC terms of reference, the CGNC has established a process to determine when a conflict of interest is considered to exist between a director and the company, the procedures to report or disclose such conflict and for the review by the CGNC of any conflict of interest issues identified or reported. Following its review, the CGNC will make such recommendation to the board for a decision on any action to be taken.

The board takes appropriate measures to exercise independent judgment when considering any transactions and agreements. If a director has a material interest, the director is obligated to excuse himself or herself from the appropriate portions of the board and committee meetings so the remaining directors can discuss the issue openly and candidly.

Equity (share) ownership

The board believes share ownership is important because it aligns the interests of our directors and named executive officers with the company's interests and those of our shareholders.

Independent directors are required to hold at least two times their annual retainer in Eldorado equity within three years of being elected or appointed to the board. Equity ownership includes Eldorado shares and deferred units (DUs).

Our CEO is mandated to own at least three times annual base salary in Eldorado equity. All of the other named executive officers are required to hold at least two times their annual base salary in Eldorado equity. Equity ownership includes Eldorado shares and vested restricted share units (RSUs). Equity ownership requirements must be achieved within five years of appointment as a named executive officer to the company.

Under the terms of the independent director and executive officer equity ownership mandate all of the independent directors and named executive officers meet their 2015 equity ownership requirements, as applicable. We measure the value of the director and named executive equity holdings at the higher of the value at issue date or fair market value at January 31, of the current year.

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Strategic planning

The board, in consultation with management, oversees the development, progress and fulfillment of Eldorado's strategic goals.

At least one meeting per year is set aside with our directors as a strategic planning session. At these meetings the board reviews the strategic plan, developed by Management, in detail taking into consideration both the opportunities and risks of the business. The strategic objectives are reviewed by the board on a regular basis with adjustments to the plan discussed and implemented as needed.

The board reviews and approves the budget for the ensuing year and the five year plan. Management's progress in meeting our strategic and operational goals is reviewed by the board throughout the year and considered when determining compensation.

As part of their review, the board believes its role is to balance performance and compliance by ensuring that management's actions are:

•	consistent with strategic goals;
•	reflective of the corporate culture of our business; and
•	align with our company's risk tolerance.

Strategic planning process

Risk management

The board is responsible for understanding the principal risks associated with our business and regularly monitoring the systems in place to manage those risks effectively. Our board delegates responsibility for certain elements of risk oversight to the various committees to ensure appropriate expertise, attention and diligence as represented in the chart below.

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GOVERNANCE

Management undertakes an enterprise wide process to identify, classify and assess the significant risks of our business. This process includes a bottom-up risk identification and assessment by our operations, regional business units and corporate office. The risks are then assessed in terms of likelihood and consequences with mitigating strategies developed for each risk. From this assessment, reports are prepared and presented on a quarterly basis to the board detailing the significant risks and mitigation strategies.

For a comprehensive list of the risk factors affecting our business, please refer to the Risk Factors sections of our most recent AIF and MD&A.

Communicating with the board and management

We follow a communications policy that outlines our commitment to full, accurate, clear and timely disclosure and our process for reviewing, approving and distributing our financial disclosure documents and significant investor materials.

The board recognizes that while communication with shareholders is predominantly the responsibility of management, it is important that the board undertake constructive engagement with shareholders to encourage shareholders to provide their views on matters of concern. The discussions center on an exchange of views about governance, compensation policies and Eldorado's public disclosure. Such exchanges do not include discussion of material undisclosed information. Over the past several years there has been increased engagement between the board and our shareholders. In 2015, independent members of the board met and communicated with shareholders and organizations representing groups of shareholders who expressed an interest in such meetings. Shareholders can contact the board through e-mail to the corporate secretary (dawnm@eldoradogold.com) to request meetings with members of the board.

You can communicate directly with the board by writing to the chairman of the board at our corporate office:

Chairman of the Board

c/o Corporate Secretary

Eldorado Gold Corporation

Suite 1188, Bentall 5
550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

Please mark the envelope Private and confidential.

Throughout 2015 investors were provided with the opportunity to meet and communicate with our named executive officers and the Vice President, Investor Relations.

For further information on our shareholder engagement activities in 2015 please see page 49 of our CD&A.

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Shareholder proposals

If you want to submit a shareholder proposal to be presented at our 2017 annual general meeting, it must be sent to our corporate secretary by January 20, 2017 for it to be considered for inclusion in our 2017 management proxy circular.

Board committees

The board carries out its mandate directly or through its committees. In 2015, we had four committees:

Membership	Independent
Audit committee	100%
Compensation committee	100%
CGNC	100%
Sustainability	100%

From time to time the board may appoint special committees to the board if warranted by Eldorado's current business activities.

The CEO does not participate in making appointments to the committees of the board.

Audit committee

Membership	Meeting Attendance	Independent
John Webster, Chair	4 of 4	YES
Ross Cory	4 of 4	YES
Robert Gilmore	4 of 4	YES
Michael Price	4 of 4	YES
Donald Shumka	4 of 4	YES
Total	100%	100%

Note:

1.	Mr. Shumka will not be standing for re-election at our 2016 annual and special meeting as he has reached retirement age.

All five members of the Audit committee are financially literate in accordance with National Instrument 52-110, meaning they are able to read and understand our financial statements and to understand the breadth and level of complexity of the issues that can reasonably be expected to be raised by our financial statements. Mr. Webster, our committee chair, and Mr. Gilmore are audit committee financial experts as defined by the SEC. See Mr. Webster's and Mr. Gilmore's director profiles on page 25 and 20 respectively for information on their qualifications as financial experts.

The committee is responsible for:

•	overseeing financial reporting, internal controls, the audit process, our public disclosure documents relating to financial statements and overseeing our code of business conduct and ethics;
•	recommending the appointment of our external auditor and reviewing the annual audit plan and auditor compensation;
•	pre-approving audit, audit-related and tax services to be provided by the external auditor; and
•	reviewing our hiring policies for former employees of an external auditor for an audit or finance role; and
•	reviewing the terms of engagement for the external auditor.

Audit partner rotation

In accordance with best practices and audit committee policy, a new lead audit partner must be appointed every five years. Our audit partner changed in July 2012 and again in 2014.

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Pre-approval of audit services

In 2005, the Audit committee adopted a policy that non-audit services can only be provided by the external auditor if such services have been pre-approved by the Audit committee. Generally these services are provided by other advisory firms under separate agreements approved by management.

The terms of reference for the Audit committee can be found on our website (www.eldoradogold.com) or by contacting our corporate secretary.

Sustainability committee

Membership	Meeting Attendance	Independent
Geoffrey Handley, Chair	4 of 4	YES
Pamela Gibson	4 of 4	YES
Michael Price	4 of 4	YES
Steven Reid	4 of 4	YES
Total	100%	100%

The Sustainability committee was established to advise and make recommendations, in its oversight role, to the board with respect to monitoring our environmental, health, safety, community relations, human rights, security and other sustainability policies, practices, programs and performance. This includes, among other things:

•	reviewing our annual sustainability report prior to its issuance;
•	overseeing the establishment of and periodically reviewing corporate environmental, health and safety and human rights policies;
•	reviewing and monitoring our environmental, health and safety programs and procedures;
•	monitoring management's environmental, health and safety risk assessment, risk related to sustainability and impact evaluation procedures;
•	monitoring management's performance regarding environmental, health and safety, social and human rights initiatives with respect to employees, communities and other stakeholders; and
•

monitoring and reporting to the board on management's procedures regarding environmental, health and safety matters, including the development, maintenance and testing of emergency preparedness plans to minimize, remediate and mitigate environmental damage in the event of unforeseen incidents.

The terms of reference for the Sustainability committee can be found on our website (www.eldoradogold.com) or by contacting our corporate secretary.

Corporate governance and nominating committee

Membership	Meeting Attendance	Independent
Ross Cory, Chair	4 of 4	YES
Pamela Gibson	4 of 4	YES
Jonathan Rubenstein	4 of 4	YES
Donald Shumka[1]	4 of 4	YES
Total	100%	100%

Note:

1.	Mr. Shumka is will not be standing for re-election at our 2016 annual and special meeting as he has reached retirement age.

For more information on their roles and responsibilities refer to pages 31 to 35.

The terms of reference for the CGNC can be found on our website (www.eldoradogold.com) or by contacting our corporate secretary.

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Compensation committee

Membership	Meeting Attendance	Independent
Jonathan Rubenstein, Chair	4 of 4	YES
Robert Gilmore	4 of 4	YES
Geoffrey Handley	4 of 4	YES
Steven Reid	4 of 4	YES
TOTAL	100%	100%

The Compensation committee is responsible for developing our director and executive compensation and policies, in consultation with senior management and external advisors who are qualified to deliver advice on the design and implementation of compensation programs that address Eldorado's talent and workforce needs. It is responsible for reviewing these policies annually and recommending the board adopt any changes as appropriate, reviewing and approving the terms of employment and performance objectives for the named executive officers, and assessing the performance of the CEO.  The terms of reference for the Compensation committee can be found on our website (www.eldoradogold.com) or by contacting the corporate secretary.

Independent decision-making, establishment of compensation philosophy and policies, and providing a clear and comprehensive explanation of director and executive compensation is critical to the integrity of the committee.

None of the committee members has been an employee or executive officer of the company or has or has had a material relationship with the company, taken a loan or had an interest in any material transactions involving Eldorado.

Each of the members of the Compensation committee has extensive experience with compensation matters and are members of compensation committees for other publicly listed companies as noted below:

Member	Company	Position
Jonathan Rubenstein, Chair	Dalradian Resources Inc.	Corporate Governance and Compensation Committee, Chair
	Detour Gold Inc.	Compensation Committee, Member
Robert Gilmore	Layne Christensen Company	Compensation Committee, Chair
Geoffrey Handley	Endeavour Silver Corp.	Compensation Committee, Member
Steven Reid	Silver Standard Resources Inc. Gold Fields Limited	Compensation Committee, Chair Remuneration Committee, Member

None of the named executive officers have served on the Compensation committee or board of another company whose executive officers are members of this committee or our board.

In 2015, the Compensation committee conducted an extensive review of executive compensation in response to changing market conditions. For a detailed review of the executive compensation practices and factors considered by the Compensation committee, see the CD&A on page 41 in this circular.

The committee has reviewed the compensation disclosure in this circular and believes its compensation recommendations are appropriate and in the best interests of the company and its business activities.

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CD&A

Letter to shareholders

Dear Fellow Shareholders,

How we pay our people is directly related to how we are building Eldorado for the long term.

We aim to create value for all shareholders by ensuring our leaders are personally invested in Eldorado and care about the same performance metrics as you do. That is why we have developed a balanced approach to compensation that rewards short term results linked to our corporate strategy but also incentivizes long term shareholder value creation.

Our compensation programs have been established with thoughtful consideration given to:

➢ the long term objectives of the company;

➢ the people we need to attract, retain and motivate to achieve our objectives;

➢ the competitiveness of our programs, compared to our peers;

➢ the unique operating environment of the company;

➢ changes in the industry; and

➢ the views of our shareholders.

Notwithstanding the care and thought that goes into developing our compensation programs, in light of the continued low metal prices, reduced profitability and lower shareholder returns, our named executives led a voluntary reduction in their pay effective November 1, 2015. In addition, the President & CEO voluntarily elected to further reduce his pay effective April 1, 2016, resulting in his total annual target compensation reducing from $7.1 million at the beginning of 2015 to $3.75 million effective April 2016, a 47% reduction. Across the group, total target compensation for 2016 was reduced by $3.67 million per year, pro-rated according to the effective date of the changes.

In addition to pay reductions, we introduced a number of other changes to improve alignment with compensation practices in the industry, including:

☑	Introduction of a Say on Pay advisory vote;
☑	Adoption of a clawback policy;
☑	Adjustment to the vesting schedules for future stock option and restricted share unit grants;
☑	The President & CEO elected to reduce his severance multiplier from three times base salary and bonus to two times base salary and bonus; and
☑	The two remaining, actively employed, original defined benefit plan participants elected to introduce service caps to their pension contributions.

Following Norm Pitcher's retirement from Eldorado at the end of 2015, the position of President was recombined with the position of CEO under Paul Wright. We currently do not intend to replace Mr. Pitcher resulting in a further annual savings of approximately $3.0 million in 2016.

Our directors also responded to the changes in the gold market by reducing their annual retainer fees by 10% effective November 1, 2015.

Strong performance in unprecedented times

The gold industry is full of challenges. Many are unpredictable and unforeseen including the depths and duration of the current volatility in the gold market.

In this context, now more than ever, we need compensation programs that ensure our leaders stay focused and motivated. We believe it is important to pay our executives in a way that will not let our challenges distract from our long term goals and our ability to deliver strong operational results in the midst of challenging times. In 2015, we achieved:

☑	An improved safety record with a 25% reduction in the rate of lost time injuries across our global operations
☑	Lower cash costs than provided in our guidance
☑	More gold produced than targeted
☑	The maintenance of a healthy balance sheet

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We believe if we incentivize our leaders to maintain a focus on doing what is best for Eldorado in the long term and forgoing short term fixes that deliver a quick pop in our share price, all shareholders can benefit from a company that is optimally positioned when gold prices rebound.

How our pay practices link to our corporate strategy

How and why we pay our executives not only reflects how we have performed, but also drives and sustains our future performance. We want to attract, motivate and retain the best people who will act in the best interests of the company and its shareholders and that starts with a competitive pay package that endures throughout the commodity cycle.

Our leaders are incentivized to achieve objectives based on our corporate strategy and benefit from their accomplishments in a manner that is consistent with our shareholders. Metrics within our short term incentive scorecard reflect key drivers that will carry out our strategy over the short term, driving long term growth. There is a balance between short term and long term compensation that discourages short term results at the expense of long term performance and we have risk mitigating features in place to discourage risky behavior.

It is important to highlight that a significant portion of the President & CEO and the other executives' compensation is "at-risk". Bonuses are only paid if the executives achieve the goals we set out at the beginning of the year and majority of the equity awards granted are dependent on Eldorado's share price appreciating over the long term.

In the last five years, our executives and directors have experienced a significant decline in the value of their equity awards, aligning their experience with our shareholders.

Why Shareholders Should Support our Say on Pay Vote

1.	2015 President & CEO total pay is approximately 40% lower than 2014
2.	Total 2016 named executive target pay has been reduced by $3.67 million to align with shareholder experience
3.	Solid operational performance needs to be rewarded for the long term
4.	Total pay is weighted heavily toward "at risk" variable compensation

The way we have chosen to build our executive leadership team also contributes to fulfilling our corporate objectives. We have a small, experienced executive leadership team that has the technical expertise needed to move quickly and definitively to meet the challenges of operating six mines in three very different parts of the world. Unlike other gold companies who have operations in North America and require less travel time from their executives, our leaders must be ready and willing to be away from home extensively, in very different time zones, to take on critical activities vital to our business. In short, our corporate strategy depends on this small group of people being motivated and committed 365 days a year.

We have carefully considered the importance of retaining and motivating our existing executive team, particularly the President & CEO. Mr. Wright is important to Eldorado and has created tremendous value for shareholders for close to 20 years. We recognize his sustained contributions including strong financial performance, consistent delivery on guidance, excellent environmental track record and commitment to building opportunities for the communities near our operations.

It would be detrimental to the company if we were to overreact to the current volatility in the market cycle and strip away what we have agreed to pay Mr. Wright and the other named executives, risking our ability to retain our experienced leadership team. The compensation changes we have made this year balance the desire of shareholders to have their President & CEO and other named executives share in their experience, while ensuring we have the best people to take on the challenges of the business and who are committed and motivated for the long term.

We recognize that some shareholders may place a significant amount of importance on total shareholder return as the definitive performance metric. While we understand this view, other factors like consistently delivering on our guidance affect the long term well being of Eldorado. In 2015, we achieved solid operational results but when it came to scoring total shareholder return in our corporate objectives, we scored that performance as a zero. This is why our executives received some short term incentives despite the share price performance in 2015.

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Shareholder engagement

This year, members of our board and management met with some of our largest shareholders, who collectively own approximately 30% of our shares outstanding, to discuss how we pay our executive team. We also heard from our retail shareholders by phone and email. As part of the meetings conducted, we made a formal presentation that outlined our compensation philosophy and the changes mentioned above. We described our efforts to increase alignment between pay and performance while retaining our experienced leadership team and continuing to meet our contractual obligations. We received positive feedback from these meetings and we look forward to continuing discussions with our fellow shareholders.

We have redesigned our CD&A to make it easier for you to find the information you need. We have also provided a Q&A to answer some of the questions we expect.

The right decisions today for a stronger Eldorado tomorrow

We believe the compensation decisions made in 2015 and early 2016 demonstrate the desire of our President & CEO and our other executives, the Compensation committee and the board to respond to changes in the industry, while also ensuring Eldorado is optimally positioned to accomplish its strategy.

We are committed to reviewing our compensation programs on an ongoing basis to ensure they consider your views, remain competitive and aligned with peer practices, reward our executives fairly and equitably for their contributions, and continue to drive long term shareholder value creation.

Thank you for taking the time to read the enclosed information. We encourage you to vote in favour of our approach to executive compensation.

Chair of the Board

Chair of the Compensation Committee

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Statement of executive compensation

This section of the Circular discusses the components of our executive and director compensation program and how they advance our corporate strategy, 2015 performance highlights and the related compensation decisions made over the past year for the named executive officers, referred to as named executives throughout this Circular.

2015 Named Executives

Name	Title
Paul Wright	President & Chief Executive Officer
Norman Pitcher*	President (former)
Fabiana Chubbs	Chief Financial Officer
Paul Skayman	Chief Operating Officer
Dawn Moss	Executive Vice President, Administration and Corporate Secretary

* Mr. Pitcher retired from Eldorado on December 31, 2015.

Table of contents

Page	Section	Purpose
45	Eldorado's Corporate Strategy	Describes Eldorado's corporate strategy and how executive compensation contributes to achievement of our strategic goals and objectives.
46	Eldorado's Performance	Information on Eldorado's performance in 2015 and previous years
48	Summary of Compensation Changes in 2015	An overview of the key compensation decisions in 2015.
49	Determining Compensation	Explains the roles of various parties in determining compensation for our named executive officers including the:
• Compensation committee;
• President & CEO; and
• Independent compensation consultants.
Also discusses shareholder engagement activities in 2015.
52	Managing Compensation Risk	Highlights the features used by Eldorado to limit excessive risk taking.
54	Compensation Philosophy and Objectives	Outlines Eldorado's executive compensation philosophy and objectives.
54	Pay for Performance	Illustrates the pay mix used to align our executives with shareholder interests and reward performance.
57	Compensation Components & 2015 Compensation Decisions	An analysis of the various components of our executive compensation program and how each component contributes to our compensation philosophy and objectives, including:
• Base salary;
• Short term incentive plan;
• Long term incentives;
• Retirement benefit; and
• Perquisites and benefits.
Includes information on the 2015 executive compensation decisions.
68	Named Executive Officer Profiles	Provides a biography and compensation summary for each of our named executive officers.
74	Compensation Tables and	Consists of:
	Disclosures	• Summary compensation table;
• Incentive plan awards table;
• Pension benefit disclosure;
• Employment agreements; and
• Termination and change of control provisions.
80	Director Compensation	Includes information about our direction compensation philosophy and programs and 2015 director compensation decisions.
86	Questions and Answers	Answers common questions related to executive compensation decisions made in 2015.
87	Other Information	Provides information on Eldorado's equity plans.

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Eldorado's corporate strategy

Our strategy is the foundation of our past success and our future growth. It underpins our desire to continue to optimize operations while building a sustainable, high-quality business in the gold sector.

Our strategy of discovering, acquiring, developing and operating high-quality assets in prospective regions has remained consistent for more than 15 years. Through acquisition and exploration, we have compiled a portfolio of high-quality assets that provide geographic diversification and geological potential. We have been deliberate in selecting regions where we were able to enter with first-mover advantage and establish dominant land positions. This strategy has served us well in Turkey and China where, over the past five years, we have doubled production while maintaining cash operating costs in the lowest quartile of the global cost curve. This is the same strategy that we are now implementing in Greece and Romania.

Fundamental to executing our strategy is the strength of: our operations, our teams, our balance sheet and our relationships with all stakeholders. These provide the pillars of support for us to pursue the best opportunities, persevere in the face of challenges and partner with our stakeholders.

Our approach allows us to maintain healthy margins, even when the price of gold goes down. It means we have the knowledge and skills to grow our reserves and resources, develop our assets, increase production levels and identify new opportunities. It's also an approach that adds value - enriching local communities by providing long-term jobs and investing in infrastructure to improve health, education and quality of life.

Our values of being genuine, honest and straightforward, underpin our approach. We act with respect, behave responsibly and are accountable for our actions. This helps us establish and maintain good relationships with local communities and host governments.

For more than 20 years we have operated safely and responsibly. We have built value at every stage of the mining lifecycle - from acquisition and exploration through to production. Our track record allows us to continue to operate each and every day. It enables our employees to be proud of the company they work for and our stakeholders to trust that we do what we say we're going to do. This commitment to excellence is our approach everywhere we operate.

How does our compensation program help us achieve our corporate strategy?
☑	A large porton of our compensation is long term in nature
☑	We incent short term results that contribute to long term value creation
☑	Compensation increases or decreases based on the success or failure of corporate, operational, financial and strategic performance objectives
☑	Long term incentives encourage our executives to work toward long term value creation, not take unnecessary short term risks and align their experience with shareholders.
☑	We attract, motivate and retain high calibre people by targeting base pay to the 50th percentile of our peer group and by rewarding outperformance.

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Eldorado's performance

Eldorado's performance starts with a small, experienced leadership team and a compensation program that aligns their interests with shareholders for the long term. The charts below highlight some of the results that have come from that close alignment and a daily focus on advancing our corporate strategy:

Culmulative Total Shareholder Return (15 Years)
4000%
3500%
3000%
2500%
2000%
1500%
1000%
500%
0%
-500%
Total Shareholder Return (%)
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Eldorado Gold Corp (TSX)
S&P TSX Global Gold Index
S&P TSX Composite Index
Spot Gold (USD)

Annual Total Shareholder Return (10 Years)
80%
60%
40%
20%
0%
-20%
-40%
-60%
Total Shareholder Return (%)
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
Eldorado Gold Corporation (TSX)
S&P/TSX Global Gold Index

Production Growth (10 years)
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
Gold Ounces
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015

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2015 Performance

2015 was another solid year of production for Eldorado. For the third year in a row, all of our operating mines met or exceeded original production and cost guidance.  Our teams continue to operate safely and to the highest of international safety standards, as evidenced by a 25% improvement in accident rates across our global operations. We continue to maintain our position as a low cost gold producer with a healthy balance sheet.

Challenges related to permitting and a continued downward trend of the gold price impacted our share price performance in 2015.

We operate six mines in three countries: the Kisladag and Efemcukuru mines in Turkey, the Jinfeng, Tanjianshan and White Mountain mines in China and the Stratoni lead/zinc/silver mine in Greece.

2015 Key performance measures

	2015	2014
Gold production	723,532 ounces	789,224 ounces
Total cash operating costs	$552 per ounce	$500 per ounce
Year-end Proven & Probable gold reserves	24.9 million ounces at 1.24 g/t	26 million ounces at 1.22 g/t
Year-end Measured & Indicated gold resources	33.3 million ounces at 1.05 g/t	35.4 million ounces at 1.05 g/t
Gross profit from gold mining operations	$230.0 million	$382.7 million
Adjusted net earnings	$13.2 million ($0.02 per share)	$138.7 million ($0.19 per share)
Cash generated from operating activities before changes in non-cash working capital	$193.1 million	$342.9 million
Liquidity	Liquidity was $667.6 million at year end, including $292.6 million in cash, cash equivalents, and term deposits, and $375 million in lines of credit	$876.3 million of liquidity
Dividends	Dividends paid were $0.02 per share	$0.02 per share

See the company's Audited Consolidated Financial Statements for the year ended December 31, 2015 on the company's website at www.eldoradogold.com, or they can be found on SEDAR at www.sedar.com, on the SEC website at www.sec.gov.

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Summary of compensation changes in 2015

Compensation changes			Effect

Base salaries reduced effective November 1, 2015			Responds to changes in market conditions.
•	20% reduction in base salary for the:
	-	President & CEO
•	10% reduction in base salary for the:		Base salary reductions result in:
	-	President (former)	• reduced short term incentive award targets
	-	Chief Operating Officer (COO)	• reduced equity award targets
	-	Chief Financial Officer (CFO)
	-	Executive Vice President (EVP),
		Administration & Corporate Secretary	The largest impact will be noticed in 2016 when the total target compensation
The President & CEO's base salary was further voluntarily reduced by 34% on April 1, 2016.			for the named executives is reduced by $3.67 million.
President & CEO equity awards reduced			Better aligns the President & CEO's total compensation with Eldorado's
•	25% reduction in total eligible equity awards for 2015; a value of $740,404		performance following changes in market conditions.
"Say on Pay"advisory vote adopted			Provides shareholders with an opportunity to
advise the board on their view of Eldorado's executive compensation programs.
Clawback policy adopted			Provides for the recoupment of incentive compensation in certain cases of a material financial restatement in which the error resulted in the overpayment of incentive compensation.
Pension planservice caps introduced			Caps the total cost of the defined benefit (DB) pension plan.
•	President & CEO – 22.5 year service cap		Remaining DB plan participants, the CFO and COO, are subject to an annual earnings cap as introduced in 2012. The original DB plan is now closed to new participants.
•	EVP, Administration and Corporate Secretary – 20.0 year service cap
President & CEO change-in-control severance multiplier reduced			Aligns the President & CEO's severance provisions with accepted industry practice and reduces the cost of a potential severance payment.
3 x base salary and bonus in last 12 months to
2 x base salary and bonus in last 12 months
Stock options and restricted share units now vest over three years instead of two years			Aligns vesting schedules with general market practice and encourages long term value creation and retention.

	Now	Then
Stock Options	• 1/3 vests on 1st anniversary • 1/3 vests on 2nd anniversary • 1/3 vests on 3rd anniversary	• 1/3 vested immediately • 1/3 vested on 1st anniversary • 1/3 vested on 2nd anniversary
Restricted Share Units	• 1/3 vests on 1st anniversary • 1/3 vests on 2nd anniversary • 1/3 vests on 3rd anniversary	• 1/3 vested on first full quarter following grant date • 1/3 vested on 1st anniversary • 1/3 vested on 2nd anniversary

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Determining compensation

Role of the compensation committee

The Compensation committee conducts a thorough review of executive and director compensation programs and policies every year to assess:

•	the competitiveness of Eldorado's cash and equity-based compensation for directors and executives;
•	whether overall executive compensation continues to support our goals of attracting, motivating and retaining executives with exceptional leadership and management skills;
•	appropriateness of compensation programs based on peer practices, current market conditions and the views of our shareholders; and
•	the overall compensation packages for our senior executives and whether the components are applied appropriately.

Each year, the Compensation committee reviews all compensation programs related to our named executives and other officers and considers recommendations from the President & CEO for cash based and stock based compensation for the executive team, as well as equity based compensation for senior employees globally. In addition, the Compensation committee reviews the performance of the President & CEO and makes its recommendations to the board for the compensation of the President & CEO and other named executives.

The board is responsible for reviewing and approving compensation levels for the named executives including the President & CEO.

In 2015, the Compensation committee along with management communicated with our shareholders on executive compensation matters. The following is a summary of our activities.

Period	Action
March to May 2015	Reached out to shareholders by phone and email to provide information on our compensation history and practices and solicit feedback ahead of Eldorado's annual general meeting.
May to October 2015

Continued to receive and solicit feedback from shareholders through informal channels. The primary concern raised was the lack of a Say on Pay advisory vote and a perceived pay for performance misalignment.

Early November 2015

In light of shareholder feedback and a desire from our board and executive team to respond to current market conditions, the board ratified a number of changes to our executive compensation practices as highlighted in the Summary of Compensation Changes in 2015 on page 48.

Late November 2015

The chairman of the board, the chair of the Compensation committee and the President & CEO met with several of our key shareholders, representing approximately 30% of our share ownership, in person and delivered a presentation on Eldorado's unique business attributes and history, our executive compensation philosophy, our pay and performance history compared to our peers, and the compensation changes adopted by the board in November 2015. Feedback from these meetings was positive, with many expressing their support for the leadership team at Eldorado and the changes to executive compensation that had been made.

January 2016

Eldorado achieved solid operational and financial results in 2015 but share price performance was disappointing due to permitting challenges at our operations in Greece and a continued low gold price. To further align pay with performance, the board agreed to further reduce the President & CEO's total eligible 2015 compensation by reducing his total eligible equity based awards by 25%. Overall, the President & CEO's 2015 compensation was 40% lower than 2014.

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Role of the President & CEO

Eldorado's President & CEO and other executive officers have a role in certain compensation decisions, including making recommendations with respect to:

•	annual business goals and objectives for the short term and long term incentive programs;
•	base salary adjustments and short term and long term incentive targets and awards for Eldorado's named executives and other officers;
•	equity based compensation for senior managers company-wide; and
•	adjustments to compensation programs and structure.

The Compensation committee takes into account the recommendations of the President & CEO prior to making its recommendations to the board.

Role of independent compensation consultants

The Compensation committee engages independent compensation consultants, who provide no other work for the company, to advise on executive and director compensation matters. These consultants undertake an extensive review that involves the comparison of our practices with a peer group of companies and a review of economic events and industry developments that affect the commodities market.

Since 2014, Global Governance Advisors (GGA), an independent executive compensation and governance advisory firm, has been engaged for the purpose of assisting the Compensation committee to perform these extensive investigations and analysis, including advising Eldorado on its peer group selection, executive and director compensation competitiveness, long term incentive design and relative pay for performance alignment.

The Compensation committee engaged Morneau Shepell (previously Leong and Associates, which was acquired by Morneau Shepell) beginning in 2007 to provide actuarial services and to advise on the design and structure of Eldorado's pension plan. Morneau Shepell also provided advisory services to the participants in the pension plan.

In 2015 and 2014, we paid the following amounts to consultants for services related to determining compensation for the directors and executive officers:

Compensation Advisor	2015	2014
Global Governance Advisors	76,843	95,793
Morneau Shepell	143,625	132,226

No fees for services not related to determining executive compensation have been billed by the compensation consultants or any of their affiliates.

Peer group selection

We benchmark executive compensation against a peer group of other mining companies to stay competitive and as a tool for determining retention requirements. We develop our peer group based on companies that have similar industry and operating characteristics with comparable revenue, market capitalization and asset sizes.

In 2015, the Compensation committee engaged GGA to undertake a focused study designed to review the peer group in consideration of the significant year-over-year comparative variability and the group of mining companies used by proxy advisory firms when assessing Eldorado relative to its peers.

GGA's review included:

•	Canadian-listed companies for comparability and market compensation data availability;
•	similarly-sized overseas gold companies for consideration;
•	broader metals & mining companies on a more targeted basis (i.e., excluding aluminum and steel);
•	focus on companies of a comparable size with similar operating characteristics;
•	peers that have similar business operations but larger scope; and
•	excluded royalty or holding companies without actual operations.

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CD&A

In assessing Eldorado's scope and performance against the peer companies, we also consider various factors including: share price appreciation and growth in market capitalization, revenue asset base and location of assets, net income, number of operating mines, capital expenditures, gold production, proven and probable gold reserves growth, cash costs per ounce of gold and the relative size of the senior management team (vice president and above).

The review resulted in Eldorado adopting the following list of nineteen peer group companies in 2015.

2015 Peer Group Companies
Peer	Locations	Commodity	2015 Revenue ($MMs)	Market Capitalization Dec 31, 2015 ($MMs)	2015 Assets ($MMs)
Agnico-Eagle Mines Limited	Canada, Finland, Mexico, Sweden, USA	Copper, Gold, Lead, Silver, Zinc	2,154.30	6,199.73	7,251.74
AngloGold Ashanti Ltd.	Argentina, Brazil, Ghana, Mali, Congo, South Africa, Tanzania, Western Australia	Copper, Gold, Molybdenum, Silver, Sulphur, Uranium Oxide	4,356.53	3,021.58	7,903.65
B2Gold	Burkina Faso, Columbia, Mali, Nambia, Nicaragua, Philippines	Copper, Gold, Silver	600.77	1,014.55	2,196.61
Centerra Gold Inc.	Canada, Kyrgyz Republic, Mexico, Mongolia, Nicaragua, Portugal, Turke	Gold	677.02	1,219.83	1,801.83
First Quantum Minerals Ltd.	Australia, Finland, Mauritania, Panama, Peru, Spain, Turkey, Zambia	Copper, Gold, Lead, Nickel, Platinum, Pyrite, Zinc	2,927.5	2,792.45	20,201.85
Gold Fields Ltd.	Australia, Canada, Chile, Finland, Ghana, Peru, Philippines, South Africa	Copper, Gold	2,761.95	2,301.63	6,377.73
Goldcorp Inc.	Argentina, Canada, Domincan Republic, Guatemala, Mexico, USA	Copper, Gold, Lead, Silver, Zinc	4,747.17	10,379.06	23,250.88
Hudbay Minerals Inc.	Canada, Peru, USA	Copper, Gold, Silver, Zinc	961.45	976.85	4,970.26
IAMGOLD Corporation	Burkina Faso, Brazil, Canada, Mali, Republic of Suriname, Senegal	Copper, Gold, Silver	994.99	606.08	3,528.04
Kinross Gold Corporation	Brazil, Canada, Chile, Ghana, Mauritania, Russia, USA	Gold, Silver	3,311.88	2,250.49	8,393.45
Lundin Mining Corporation	Brazil, Chile, Ghana, Mauritania, Russia, USA	Copper, Lead, Nickel, Silver, Zinc	1,846.72	2,138.50	7,356.85
New Gold Inc.	Australia, Canada, Mexico, USA	Copper, Gold, Silver	773.52	1,282.16	3,988.19
Newcrest Mining Limited	Australia, Fiji, Indonesia, Ivory Coast, Papua New Guinea,	Copper, Gold, Silver	3,262.22	7,848.21	11,540.86
Newmont Mining Corporation	Australia, Indonesia, Ghana, New Zealand, Peru, USA	Copper, Gold, Silver	8386.49	10,328.61	27,324.24
Nord Gold N.V.	Burkina Faso, Canada, French Guiana, Guinea, Kazakhstan, Russia	Gold	1,225.31	1,086.42	2,306.87
Pan American Silver Corp.	Argentina, Bolivia, Mexico, Peru, USA	Copper, Gold, Lead, Silver, Zinc	732.07	1,068.66	1,860.95
Randgold Resources Limited	Congo, Ivory Coast, Mali, Senegal, West Africa	Gold	1,103.54	6,180.10	4,055.29
Teck Resources Limited	Canada, Chile, Peru, USA	Copper, Coal, Germanium, Indium, Silver, Zinc	6,458.90	2,427.86	27,127.55
Yamana Gold Inc.	Argentina, Brazil, Canada, Chile, Mexico	Copper, Gold, Lead, Silver, Zinc	1,980.14	1,902.56	10,327.83

75th Percentile			3,287.01	4,600.84	10,934.39
Median			1,980.14	2,250.49	7,251.74
25th Percentile			978.18	1,153.12	3,758.11
Eldorado Gold Corporation	Brazil, China, Greece, Romania, Turkey	Copper, Iron, Lead, Gold, Silver, Zinc	675.14	2,294.67	4,267.15
Eldorado Percentile Rank			<P25	P50	P29

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Managing compensation risk

Our executive compensation programs link directly to the goals of our corporate strategy and are designed to create appropriate incentives to increase long-term shareholder value while not encouraging excessive or inappropriate risk-taking. This is supported by Eldorado's risk management process which includes:

➢	identifying and categorizing risks;
➢	evaluating the risks individually for the likelihood of occurrence and the severity if the risk occurred;
➢	evaluating the interconnectivity of the risks in aggregate;
➢	designing and developing strategies and additional controls to mitigate identified risks;
➢	identifying an acceptable level of risk which will foster long term shareholder growth; and
➢	assessing effectiveness of controls and risk measurement and management strategies.

The Compensation committee reviews the executive compensation programs to ensure they are structured appropriately to balance risk and reward, yet mitigate any incentive for excessive risk taking. The Compensation committee has not identified any significant risks arising from Eldorado's executive compensation programs that are reasonably likely to have a material adverse effect on the company. In addition, the total compensation expense to named executives amounts to less than 2% of the company's revenue.

What We Do…		Pages
•	Balanced compensation programs – balance between short term and long term compensation discourages short term risk taking at the expense of long term results.	57-67
•	Focus on long term – a greater award opportunity derived from long-term incentives compared to short-term incentives creating a greater focus on sustained company performance over time.	54-56
•	Mix of sufficiently challenging performance measures are used in the short term incentive plan to provide a balanced performance focus.	59-65
•	Clawback policy –allows the Board to recoupshort term and long term incentive compensation in the event a named executive engaged in fraud, willful misconduct or gross negligence resulting in the need for a material restatement of the company's financial results.	53
•	Link pay to performance – a significant portion of executive compensation is subject to achievement of set performance criteria and is at-risk.	54-56
•	Consistent program design among all executive officers.	57-67
•	Significant share ownership requirements – the named executives are required to hold a multiple of their base salaries in Eldorado equity (includes common shares and restricted share units).	53
•	Double-Trigger Change of Control – severance payments are not awarded solely on account of a change of control. A qualifying termination following a change of control is required.	77-78
•	Maximum severance payout following a change of control is two times the executives' base salary and bonus paid in the last 12 months.	77-78
•	Independent compensation consultants are engaged by the Compensation committee to provide independent advice.	50
What We Don't Do…		Page
•	No loans provided to executives.	26
•	No guaranteed minimum payouts on short term incentives or guaranteed vesting levels for performance share units.	59
•	No repricing without shareholder approval.	89-90
•	No gross-up payments to cover personal income taxes that pertain to executive or severance benefits.	78
•	No excessive perquisites for executives.	67
•	No hedging by insiders.	28

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Clawback policy

Eldorado introduced an Executive Compensation Recovery Policy (the "clawback policy"), effective January 1, 2016, enabling the board to recover performance based compensation from a named executive or other officer of the company that engaged in fraud, willful misconduct or gross negligence resulting in the need for a material restatement of the company's financial results, where the error resulted in the overpayment of incentive compensation. The clawback policy applies to short term and long term incentive-based compensation with performance measures based on the Company's financial performance, whether paid in cash or in equity.

Executive equity ownership

In February 2014, the board resolved that the President & CEO be required to own at least three times his annual base salary in Eldorado equity. All of the other named executives are required to hold at least two times their annual base salary in Eldorado equity. Equity ownership must be achieved by December 31, 2018 or within five years of appointment as a named executive to the company. We measure the value of the named executive equity holdings at the higher of the value at issue date or fair market value at January 31 of the current year.

The table below illustrates the equity holdings of our named executives as of December 31, 2015.

Named executive	Base Salary ($)	Common Shares [1] (#)	RSUs [1] (#)	Total Equity Holdings (#)	Multiple of Salary [2]	Interest Ownership (%)	Date Equity Holding Requirements to be met
Paul Wright	947,212	1,151,399	234,560	1,385,959	8.52	0.0019	Dec 31, 2018
Fabiana Chubbs	362,478	104,667	77,078	181,745	2.51	0.0003	Dec 31, 2018
Norman Pitcher	596,152	328,348	93,536	421,884	3.60	0.0007	Dec 31, 2018
Paul Skayman	376,554	148,220	47,666	195,886	2.56	0.0003	Dec 31, 2018
Dawn Moss	330,805	69,795	47,061	116,856	1.82	0.0002	Dec 31, 2018

Notes:

1.	Outstanding common shares and vested and unvested RSUs as of December 31, 2015.
2.	Based on the higher of the value at issue date or fair market value at January 31, 2016 CAD$3.18, and base salaries at December 31, 2015.

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Compensation philosophy and objectives

Creating long term value for our shareholders while delivering solid financial and operational performance year after year demands an exceptional executive leadership team with substantial knowledge, experience and agility.

Our approach to compensation is based on the following objectives:

•	to attract, motivate and retain high caliber individuals to act in the best interests of our shareholders;
•	to motivate executives to deliver high performance without encouraging excessive risk taking;
•	to align executives' interests with those of our shareholders by balancing rewards to recognize short-term results and incentivize long term value creation; and
•	to maintain a corporate culture that incorporates a sensibly sized executive team that fosters efficient management.

When determining compensation levels for the named executives we consider:

•	the executive's tenure, performance and breadth of experience;
•	the executive's current responsibilities and expected future contributions;
•	the overall economic environment and market conditions within the industry;
•	the need to offer competitive compensation programs;
•	internal compensation alignment; and
•	our legal and contractual obligations.

Pay positioning

To support our compensation philosophy and approach, Eldorado targets base salaries at the 50th percentile of our peer group and provides incentive based compensation (short term and long term incentives) that allows the individual to attain total direct compensation at the 75th percentile based on individual performance as well as the performance of the company when compared to its peer group. Compensation at the 75th percentile is attained when the performance of the company is at the 75th percentile.

Actual pay positioning might be above or below target dependent on the named executive's experience, responsibility, seniority and actual performance achieved for the period.

Pay for performance

This section explains our view on the relationship between pay and company performance and how our compensation program is appropriately aligned.

We operate in a cyclical, capital intensive industry, and take a long term view of building value for our shareholders. Our balanced compensation program rewards short term results and incentivizes long term shareholder value creation. Other factors, including financial and operational performance, also influence compensation levels and these results do not necessarily align with current shareholder returns. For example, success in advancing a project towards production will deliver future value but this may not be reflected in share price performance. For this reason, we place importance on achievement of short term targets as well as long term targets in creating long term value.

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Our pay for performance program is designed to align our executives' interests with the interests of our shareholders. This means executive compensation is weighted heavily towards variable, "at-risk", incentive compensation that is tied to short- medium- and long-term performance, as shown below:

                                                                                          * Based on an average for all other named executives

•	Short term incentives are annual cash awards based on achievement of Eldorado's strategic goals and objectives.
•	Long term incentives are issued in the form of stock options (50%), performance share units (PSUs) (25%) and restricted share units (RSUs) (25%).

"At-Risk", Variable Compensation	Short Term Incentives	Long Term Incentives
Why is it "At-Risk"	Executives must exceed threshold targets to receive a STIP award. Threshold targets are the minimum level of performance required.	PSUs
		•	Threshold performance targets must be met to receive any value
		•	The value of the award is dependent on the share price at the vesting date
RSUs
		•	A decrease in share price = decrease in value received
		•	No increase in share price = no upside in value received
Stock Options
		•	No increase in share price = no value received
How does it contribute to long term shareholder value creation?

Incentivizes achievement of short term results that contribute to long term value creation. Safety, financial and operational performance is measured on an annual basis but all are strong indicators of Eldorado's ability to fund, build and operate profitable and safe mines.

To balance short term and long term goals, and align our executives' experience with that of our shareholders, Eldorado also measures reserves growth and total shareholder return on an annual basis which are typically considered longer term targets.

LTIs encourage our executives to focus on the long term impact of their decisions and actions and provide rewards in the event their efforts result in future value creation. For example, LTIs drive our executives to increase and improve the quality of our reserves and resources, maintain a positive cash flow, maintain a pipeline of low cost, future projects, and maintain strong government and community relations enabling us to operate in prospective regions – all of which contribute to long term value creation.

The value of long term incentives will increase or decrease in tandem with the executive teams' achievement of short term and long term objectives that impact share price performance over the vesting period for these incentives. This means the value ultimately received by an executive will depend on how our shares perform, just as shareholders receive their value.

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Performance compared to peers

The following chart summarizes our performance relative to our peers over the past one and three years:

➢

High percentiles on the cash costs and AISC (all-in sustaining costs) bars indicate the company is a low cost producer, as is the case with Eldorado. Three-year peer group performance data for AISC is not available as this is a relatively new performance metric.

➢	We have maintained cash costs among the lowest of our peers, as shown by our high performance at the 90th percentile.

➢	Gold production is expected to increase as permitting challenges are resolved and our operations move into different stages of the mining life cycle.

➢	Reserve growth performance is expected to improve in future years as a result of activities in 2015.

➢	Our absolute total shareholder return (TSR) performance in 2015 impacted the executives' short-term and long-term incentive compensation.

The above graph includes gold producing companies from our peer group. Lundin, First Quantum, Hudbay, PanAmerican Silver and Teck were excluded as they are not gold producing companies.

Shareholder return

This graph shows the change in value of $100 invested in our common shares between December 31, 2010 and December 31, 2015, compared to a similar investment in the S&P/TSX Global Gold Index and the S&P/TSX Composite Index over the same period.

As at December 31	2010	2011	2012	2013	2014	2015
ELDORADO GOLD CORP	$100	$76	$71	$34	$40	$23
S&P/TSX Global Gold Index	$100	$86	$74	$39	$37	$33
S&P/TSX COMPOSITE INDEX	$100	$91	$98	$110	$122	$112
Total Shareholder Return							5 year CAGR
ELDORADO GOLD CORP		-23.62%	-29.45%	-66.10%	-60.09%	-76.77%	-25.32%
S&P/TSX Global Gold Index		-13.55%	-26.18%	-60.99%	-63.14%	-66.82%	-19.80%
S&P/TSX COMPOSITE INDEX		-8.58%	-2.14%	10.30%	21.89%	12.00%	2.29%

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Compensation components & 2015 compensation decisions

Our executive compensation program consists of various components in which performance is measured over different time periods and rewarded accordingly. Each component supports our stated compensation philosophy and approach.

One of the governing principles of Eldorado's compensation objectives is to align compensation with shareholder interests. Deferring a significant portion of compensation through our executives' long term and full career incentives is one way we seek to achieve this alignment. The cash components enable us to attract, motivate and retain high caliber individuals to deliver high performance in the short and medium term.

Current Year Performance		Long Term Performance		Full Career Performance
➢ Base Salary ➢ STIP ➢ Perquisites and Benefits	+	➢ Stock Options ➢ RSUs ➢ PSUs	+	➢ Pension

Summary of Compensation Components
Cash Compensation	Base Salary	Establishes the competitive foundation of the executive compensation program. Target 50th percentile of our peer group.
Short Term Incentive Plan (STIP)

A cash based award that encourages executives to focus on specific corporate and personal objectives. STIP payments are set at a percentage of base salary and are only payable if threshold targets are exceeded.

Equity-based Compensation	Long Term Incentives (LTIs)

The long term incentives align our executives experience with that of our shareholders by tying a significant portion of their compensation to the long term performance of Eldorado's share price. LTIs encourage our executives to focus on the long term impact of their decisions and actions and provide rewards in the event their efforts result in future value creation. The ultimate value each recipient receives is contingent upon Eldorado's share price performance. Our LTIs include:

Stock Options

The realization of value from stock options is dependent on the share price exceeding the exercise price on the date of grant. The three year vesting schedule and five year term promotes retention.

Restricted Share Units

The amount ultimately received is dependent on the share price at the time of redemption. The three year vesting schedule promotes retention.

Performance Share Units

Performance is measured based on Eldorado's Relative TSR over the performance period with an Absolute TSR constraint. Three year cliff vesting promotes retention by crystalizing compensation at the end of the performance cycle.

Other	Retirement Benefits	Eligible named executives receive retirement benefits through a defined benefit pension plan. Assists Eldorado in retaining key executive talent.
	Perquisites and Other Benefits	Keeps compensation competitive. The size of and eligibility for perquisites and other benefits is limited.

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Base salary

While we aim to ensure the base salary component establishes a competitive foundation for our executive compensation program, we also seek to ensure we are responsive to changing market conditions. Short term and long term incentives are awarded based on a percentage of the executive's base salary.

When determining base salaries factors such as the executive's experience, responsibility, seniority, proven or expected performance, market conditions and competitiveness when compared to similar positions in Eldorado's peer group are considered.

Our compensation philosophy targets base salaries at the 50th percentile of Eldorado's peer group. Base salaries may be set above or below the target level to recognize exceptional performance or the developing nature of incumbents in certain roles. Base salaries are reviewed annually.

2015 Base salary decisions

Base salaries for three of the five named executives were increased at the beginning of 2015 to remain competitive. However, in recognition of low metal prices, reduced profitability and lower shareholder returns, all of the named executives' voluntarily elected to reduce their base salaries, effective November 1, 2015. Agreement on the base salary reductions was reached following consultation with our named executives.

Effective April 1, 2016, the President & CEO voluntarily elected to further reduce his base salary by 34% to $625,635 in recognition of the continued downward trend in executive compensation in the gold market.

	2016 Base Salary		2015 Base Salary				2014 Base Salary
	Apr 1, 2016	Change	Nov 1, 2015	Change	Jan 1, 2015	Change
Paul Wright	625,635	-34%	947,212	-20%	1,184,015	0%	1,184,015
Fabiana Chubbs	362,478	0%	362,478	-10%	402,753	+8.42%	371,471
Norman Pitcher[1]	n/a	n/a	596,152	-10%	662,391	0%	662,391
Paul Skayman	376,554	0%	376,554	-10%	418,394	+7%	391,022
Dawn Moss	330,805	0%	330,805	-10%	367,561	+3.52%	355,048

Notes:

1.	Mr. Pitcher retired from Eldorado effective December 31, 2015.

The biggest impact of the base salary reductions will be noticed in 2016. In 2016, the November 2015 base salary reductions will be in effect for a full twelve months (instead of two months in 2015), and Mr. Wright's base salary reduction on April 1, 2016 will be in effect for 9 months. In addition, the short term and long term incentive targets, which are based on a percentage of the executive's base salary, will also be appropriately decreased.

The table below illustrates the impact of the base salary reductions in 2016. The sum of the executive's base salary, short term incentive and long term incentive ("total direct compensation") is reduced by $3.67 million in 2016.

Target Total Direct Compensation (TDC) Reductions
	Paul Wright	Norm Pitcher[1]	Paul Skayman	Fabiana Chubbs	Dawn Moss
2015 (pre-Nov 1)
Base Salary	1,184,015	662,391	418,394	402,753	367,561
Target STIP	2,368,030	993,587	418,394	402,753	367,561
Target LTIP	3,552,045	1,655,979	836,787	805,506	735,122
Target TDC	7,104,090	3,311,957	1,673,575	1,611,011	1,470,243
2016
Base Salary	706,030[2]	596,152	376,554	362,478	330,805
Target STIP	1,412,059	894,229	376,554	362,478	330,805
Target LTIP	2,118,089	1,490,381	753,109	724,955	661,609
Target TDC	4,236,177	2,980,762	1,506,217	1,449,910	1,323,219
Difference[2]	(2,867,913)	(331,196)	(167,357)	(161,101)	(147,024)

Notes:

1.	Mr. Pitcher retired from Eldorado effective December 31, 2015. His TDC comparison is provided for illustrative purposes only.
2.	Mr. Wright's 2016 base salary is pro-rated according to his base salary in effect for the first quarter ($947,212) and his base salary in effect from April 1, 2016 ($625,635).

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As a result of the base salary reductions, target TDC for the named executives is now positioned at or below the 50th percentile when compared to our peer group, based on 2014 compensation survey information.

Short term incentive plan

The STIP is an annual cash award designed to incentivize and reward named executives, vice presidents and senior management for achieving near-term results consistent with Eldorado's strategic goals and objectives.

Each year, the corporate, operational and personal objectives, which form the basis of the STIP, are carefully considered by the Compensation committee with a view to establishing a realistic and balanced set of performance targets that both encourage initiative and discourage underperformance in areas important to Eldorado. The STIP objectives established at the corporate level are cascaded down to all levels of management throughout the company to maintain alignment.

While the STIP is based on a one-year performance period, we consider the achievement of challenging operational, financial and strategic annual objectives an important indicator of the health of the company and our ability to build long term shareholder value. The combination of the STIP program with the LTI program, described in the following pages, motivates our teams to be committed to achieving current year STIP targets without taking excessive risks or compromising future performance.

The STIP award is calculated as follows:

Base Salary ($)	×	Target Award Level (%)	×	Sum (%) (Weighting x Achievement Level)	=	STIP Award ($)
Annualized base salary on December 31		Expressed as a percentage of base salary Varies by position level and responsibility Aligns with industry practice		Each objective is assigned a Weighting, which varies by participant Achievement Level is based on how well the participant achieves each STIP objective

There are three levels of performance, each receiving a corresponding Achievement Level that is used in calculating the STIP award. The Achievement Level may be prorated linearly if performance falls between two levels.

If We Achieve:	The Achievement Level is:
threshold performance	0.0	•	this is the minimum level of performance required, no award is paid
target performance	1.0	•	performance generally reflects the business plan or budget for the year – this is our desired level of performance
challenge performance	2.0	•	performance significantly exceeds expectation – this is exceptional performance so the maximum incentive award is paid

The STIP award is paid in cash and is subject to statutory deductions.

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2015 STIP decisions

The table below shows the 2015 target award levels and distribution of weightings between the corporate and personal objectives for each named executive:

	Target Award Level		Distribution of Weightings
Named executive	Target % of Base Salary	Target Payout Range	Corporate Objectives	Personal Objectives
Paul Wright	200%	0%-400%	65%	35%
Fabiana Chubbs	100%	0%-200%	50%	50%
Norman Pitcher	150%	0%-300%	60%	40%
Paul Skayman	100%	0%-200%	50%	50%
Dawn Moss	100%	0%-200%	50%	50%

2015 corporate objectives

In 2015 Eldorado established a suite of seven corporate objectives designed to incentivize and reward the named executives for executing key financial, operational and strategic goals. The following seven corporate objectives were applied to each of the named executives.

2015 Corporate Objectives Results
Objective		Target	Result	Weighting	Achievement Level	Weighting x Achievement Level
1.	Corporate Safety Lost Time Injury Frequency (LTIF) per million hours	LTIF/million hours = 1.38 (10% improvement on 2014)	Exceeded target LTIF/million hours = 1.03 (25% improvement on 2014)	15%	2.0	30%
2.	Cash Flow from Operations per Share	$0.25/share	Exceeded target $0.31/share	15%	2.0	30%
3.	Capital Program	Capital projects have been implemented on schedule and on budget & fit for purpose	Sustaining capital projects met target; development projects did not meet target	15%	0.5	7.5%
4.	Total Gold Sold (ounces)	693,595 ounces	Exceeded target 723,532 ounces	10%	1.5	15%
5.	Share Price Performance	100% of S&P/TSX Global Gold Index of Companies (Index) Average Performance	Did not meet target Eldorado: -41.89% Index: -10.13%	20%	0.0	0%
6.	Cash Operating Costs	$608 per ounce	Exceeded target $552 per ounce	10%	2.0	20%
7.	Reserves & Resources Per Share	Reserves & resources have been maintained at 2014 levels 2014 Reserves (P&P) = 0.03622/share 2014 Resources (M&I) = 0.04940/share	Did not meet target 2015 Reserves (P&P) = 0.03473/share 2015 Resources (M&I) = 0.04580/share	15%	0.0	0%
	Total			100%		102.5%

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Why these objectives & how did we perform in 2015?

Corporate Safety – operating safely without harming our people is a core value for Eldorado. Our teams continue to operate safely and to the highest level of international safety standards as evidenced by a 25% improvement in the LTIF rate across our global operations in 2015.

Cash Flow from Operations – operating profitable mines is critical to Eldorado's ongoing success. Measuring positive cash flow from our operations on a per share basis enables us to continue delivering value to our shareholders. In 2015, we exceeded targets by optimizing our operations, prioritizing expenditure and keeping costs as low as possible without jeopardizing future performance.

Capital Program – development and expansion of Eldorado's new and existing projects and operations is essential to the maintenance and growth of the company's production capacity. In 2015, Eldorado met or exceeded targets related to our sustaining capital programs (existing operations). Progress on development capital programs (new projects) was hampered due, in most part, to external factors impacting our ability to obtain permits to complete planned activities.

Total Gold Sold – Measuring the total gold sold each year focusses our teams on ensuring the highest level of optimization and recovery from our operations, as evidenced by our strong result in 2015.

Share Price – although total shareholder return is not typically considered a short term target and is often subject to influences outside of the executives' control, many decisions and actions taken by our executive team impact long term value creation. Measuring Eldorado's annual share price performance compared to the S&P/TSX global gold index enhances our executives' focus on the long term and aligns their experience with that of our shareholders. The highest short term corporate objective weighting, 20%, was assigned to our share price performance objective. 2015 saw a significant reduction in Eldorado's share price due to permitting challenges at our operations in Greece and continued low metal prices with corresponding reductions to the STIP result.

Cash Operating Costs – Eldorado is committed to maintaining its position as one of the lowest cost gold producers by maintaining cash operating costs at industry leading low levels. In 2015, our dedicated senior management team achieved an exceptional result.

Reserves and Resources – identification of new, economic reserves and resources is essential to the maintenance and growth of Eldorado's production outlook. With the exception of exploration programs delayed due to permitting and licensing difficulties, the 2015 exploration program was completed on plan and budget and focused on strengthening Eldorado's project portfolio through the acquisition of early- to mid-stage projects, rather than resource drilling.

2015 personal objectives

In addition to the above corporate objectives, the performance of the named executives was assessed against the following personal objectives:

Named executive	Personal objectives	Weighting	Achievement Level	Weighting x Achievement Level
Paul Wright	Mr. Wright's personal objectives in 2015 were focused on the development of strategic plans for corporate transactions, continuation of development projects and company growth.	35%	0.607	21.25%
Fabiana Chubbs	Ms. Chubbs personal objectives in 2015 were focused on providing leadership for long term financial strategy and implementing compliance programs.	50%	0.65	32.5%
Norman Pitcher	Mr. Pitcher's personal objectives in 2015 focused on advancement of permitting in China and project development in Greece.	40%	0.50	20%
Paul Skayman	Mr. Skayman's personal objectives in 2015 were focused on advancing mining and processing plans in Greece, improving management of concentrate contracts and sales, improving safety performance and increasing leadership of the Greek operations.	50%	1.00	50%
Dawn Moss	Ms. Moss's personal objectives in 2015 were focused on supporting corporate transactions and succession planning of the administrative team.	50%	0.675	33.75%

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The table below shows the actual STIP awards for the year ended December 31, 2015. 2015 STIP awards granted to the named executives totaled $3,866,148 before statutory deductions (compared to $5,538,105 in 2014).

Named executive	2015 Actual Base Salary ($)		Weighted Achievement Level			2015 STIP Awarded
			Corporate Objectives Score	Weighted Corporate Objectives Score	Personal Objectives Score	Total Achievement Level	STIP Payout as a % of salary (Total Achievement Level x Target Award Level %)	STIP Payout ($)
Paul Wright	1,144,548	Target	100%	65%	35%		200%	2,289,095
		Actual	102.5%	66.63%	21.25%	88%	176%	2,014,404
Fabiana Chubbs	396,041	Target	100%	50%	50%		100%	396,041
		Actual	102.5%	51.25%	32.5%	83.75%	83.75%	331,684
Norman Pitcher	651,351	Target	100%	60%	40%		150%	977,027
		Actual	102.5%	61.5%	20%	81.5%	122.25%	796,277
Paul Skayman	411,420	Target	100%	50%	50%		100%	411,420
		Actual	102.5%	51.25%	50%	101.25%	101.25%	416,563
Dawn Moss	361,435	Target	100%	50%	50%		100%	361,435
		Actual	102.5%	51.25%	33.75%	85%	85%	307,220
Total Target Payout								4,435,018
Total Actual Payout								3,866,148

The above STIP results reflect Eldorado's solid safety and operational performance during 2015 and incorporate an appropriate allowance for the impact of a lower share price and gold index performance.

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Long-term incentives (LTI)

The long term incentives align our executives experience with that of our shareholders by tying a significant portion of their compensation to the long term performance of Eldorado's share price. LTIs encourage our executives to focus on the long term impact of their decisions and actions and provide rewards in the event their efforts result in future value creation. The ultimate value each recipient receives is contingent upon Eldorado's share price performance.

We evaluate the design of the LTI on a regular basis to confirm that the overall structure and mix continues to meet our core principles and objectives. The long term incentives currently consist of:

-       stock options;

-       performance share units (PSUs); and

-       restricted share units (RSUs).

Vesting terms and conditions

The vesting terms and conditions of each form of LTI are summarized in the following table.

	Stock options	RSUs	PSUs
Determining the award value:	Base salary + STIP = X 50% of X = stock option grant value	Base salary + STIP = X 25% of X = RSU grant value	Base salary + STIP = X 25% of X = PSU grant value
Determining the number of units granted:	Stock option grant value / Black Scholes value	RSU grant value / closing share price	PSU grant value / 5-day VWAP share price
Vesting:	Vests in three tranches – one third on the first, second and third anniversary of the grant date	Vests in three tranches – one third on the first, second and third anniversary of the grant date	Vests on the third anniversary of the grant date if performance vesting criteria met
Expiry or Redemption:	Expires after five years	Redeemed after three years	Redeemed after three years

Target LTI mix

The total value of LTIs at the time of grant equals one times base salary plus the STIP awarded for the prior years' performance.

PSUs were introduced as part of the overall mix of equity awards in 2015 to further tie compensation to long term performance. PSUs currently form 25% of the named executives' long term incentive compensation. 2015 was the first year the named executives received PSU grants. Eldorado intends to increase this percentage to 50% by phasing out RSUs over a three year period as shown in the table below:

Year Equity Granted	Aggregate Grant Value	Stock Options	RSUs	PSUs
2015	1 x Base Salary & STIP Awarded	50%	25%	25%
2016		50%	25%	25%
2017		50%	25%	25%
2018		50%	0%	50%

Stock options

A significant portion of the named executives' annual LTI award is issued in stock options. Stock options link our executives' experience to that of our shareholders and encourage our executives to execute strategic business goals and objectives designed to improve share price performance. Any value received from stock options is entirely dependent on the share price exceeding the exercise price.

Stock options generally vest in three tranches over a two year period for grants issued in years prior to 2016 and over a three year period beginning in 2016, and expire after five years from the date of grant. This long term vesting and expiry schedule promotes continued efforts to return shareholder value and acts as a retention tool.

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Performance share units (PSUs)

The PSU plan aligns the interests of named executives with Eldorado's long term performance by providing compensation that is conditional on achievement of pre-determined performance criteria.

PSUs cliff vest on the third anniversary of the grant date. The final number of PSUs redeemed may be higher or lower than the number of PSUs initially granted, depending on Eldorado's three-year relative total shareholder return (Relative TSR) performance over the three-year performance period and the three-year absolute total shareholder return (Absolute TSR) performance.

The number of PSUs that are earned and redeemed is determined by multiplying the number of PSUs granted to the participant by the three-year Relative TSR Multiplier, subject to the three-year Absolute TSR Constraint as shown below:

Number of PSUs Granted	×	3-Year Relative TSR Multiplier	=	Final Number of PSUs
á 3-Year Absolute TSR Constraint: The 3-Year Relative TSR Multiplier will be capped at 100% if Eldorado's 3-Year Absolute TSR is negative for the performance period.

Why Relative TSR with an Absolute TSR constraint?

Relative TSR compares our share price performance to the S&P/TSX Global Gold Index which includes many of the companies in our peer group, providing a clear indication of our performance compared to our peers over the same time period.

The Absolute TSRconstraint caps the maximum payout at 100% of the initial grant amount if our Absolute TSR is negative over the three year period, even if our TSR performance is better than all of our peers.

Payouts will range from 0% for a three-year Relative TSR of less than 75% of the Index, to 200% for a three-year Relative TSR greater than or equal to 150% of the Index as shown in the table below. In the event Eldorado's three-year Relative TSR outperforms the Index, but Absolute TSR is negative over the three-year period, the maximum payout will be capped at 100% to better align pay with TSR.

Relative Performance Required	3-Year Relative TSR Multiplier
≤ 75% of Index	0%	ß	3-Year Absolute TSR Constraint: The 3-Year Relative TSR Multiplier will be capped at 100% if Eldorado's 3-Year Absolute TSR is negative for the performance period.
Between 75% and 100% of Index	Linear Interpolation
Equal to Index	100%
Between 100% and 150% of Index	Linear Interpolation
≥ 150% of Index	200%

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Restricted share units (RSUs)

The RSU plan promotes share ownership in the company and serves as a retention incentive for our named executives and officers. The value of RSUs redeemed is dependent on the share price at the time of redemption, which can be higher or lower than the value reported at the time of grant, linking our executives' experience to that of our shareholders.

RSU awards typically vest in three tranches over three years.

2015 Long term incentives

The table below shows the number and value of long term incentives earned by the named executives in 2015. Long term incentives are granted in the first quarter following the year of service.

Mr. Wright was eligible to receive an additional value of $740,404 in RSUs and PSUs, based on Eldorado's formula for calculating LTI awards. However, in light of current gold market conditions, Mr. Wright voluntarily elected to reduce his RSU and PSU awards by 50%.

	Stock Options		RSUs		PSUs
Named executive	Number Granted (#)	Value[1] ($)	Number Granted (#)	Value[2] ($)	Number Granted (#)	Value[3] ($)
Paul Wright	1,660,973	1,480,808	147,011	370,202	149,330	370,202
Fabiana Chubbs	389,308	347,081	68,914	173,540	70,001	173,540
Norman Pitcher[4]	-	-	-	-	-	-
Paul Skayman	444,806	396,559	78,739	198,279	79,981	198,279
Dawn Moss	357,825	319,012	63,341	159,506	64,340	159,506

Notes:

1.

The stock options were granted on February 2, 2016 at an exercise price of CAD$3.22, the closing share price per Eldorado common share on the TSX on February 1, 2016. The value of stock option grants is based on the Black Scholes method.

2.	The RSUs were granted on February 2, 2016. The number of RSUs granted was determined based on the closing share price per Eldorado common share on the TSX on February 1, 2016, CAD$3.22.
3.

The PSUs were granted on February 2, 2016. The number of PSUs granted was determined based on the five-day volume weighted average per Eldorado common share on the TSX as at the close of trade of February 1, 2016, CAD$3.17.

4.	Mr. Pitcher retired from Eldorado on December 31, 2015.

Retirement benefits

The Eldorado Gold Corporation Pension Program (the Pension Program) was implemented in January 2008 to support long-term retention of key executives through the commodity cycle and to reward the executives' past service with the company. The Pension Program was designed based on independent advice regarding best practices at the time of implementation.

Each of the named executives currently participate in the defined benefit (DB) Pension Program which consists of the Eldorado Gold Corporation Pension Plan for Designated Employees (the "Designated Plan"), registered under the Income Tax Act (Canada), and the Eldorado Gold Corporation Supplemental Retirement Plan (the "SERP"). The Designated Plan provides participants with benefits up to the maximum pension limit under the income tax regulations; the SERP provides participants with benefits that are in excess of the maximum pension limit (in 2016, the maximum pension limit is CAD$2,890.00 per year of service). The combined annual retirement benefit is equal to 2% of the highest average annual earnings over a three-year period, multiplied by years of service.

The normal retirement age is 65, but participants can retire as early as 55 if they have at least 10 years of service in the position of an executive officer. Pension benefits are reduced if a participant retires before turning 60. All pension benefits may be payable as a joint and two-thirds survivor pension with a five-year guarantee if elected by the participant.

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In order to enhance the benefit's security, effective January 1, 2012, the SERP was converted into a Retirement Compensation Arrangement (RCA) as defined under the Income Tax Act. As such, 50% of any contributions and 50% of all realized investment earnings are remitted to the Canada Revenue Agency as a refundable tax. Although the refundable tax does not earn interest or any other investment returns, contributions are tax deductible for the company.

Annual contributions are based on the total cash compensation paid to the named executives during the year, which typically includes base salary and short term incentive awards. Special bonuses have never been included in the calculation for pensionable earnings.

In 2015, Mr. Wright and Ms. Moss, participants of the original DB plan, voluntarily elected to cap the total contributions to their individual pension plans. Contributions will cease at the end of 2018 after Mr. Wright has completed 22.5 years of service and Ms. Moss has completed 20 years of service.

Ms. Chubbs and Mr. Skayman are participants of the second generation DB plan. Their annual pensionable earnings were capped at CAD$600,000 in 2012. For subsequent years, the cap is indexed at the Consumer Price Index for Canada for determining participants' pension benefits under the Pension Program.

The pension plan arrangements for each participant are bound by contractual obligations. The board is unable to make unilateral changes to the terms and conditions of the Pension Program without the participants' consent.

2015 Retirement benefits

In 2015, there were a total of six participants of the Pension Program, five active employees and one former, retired employee.

The non-compensatory change in 2015 resulted primarily from salary changes and retirement age assumption changes. The discount rate of a retirement plan is the rate of return on investments that is assumed, when measuring the pension benefit obligations.  The Pension Program uses a discount rate based on Canadian AA corporate bond yields, in keeping with the international accounting standards.

The table below shows the following information for each named executive participating in the Pension Program (a defined benefit pension arrangement):

•	Years of credited service as at December 31, 2015;
•	The estimated annual benefit accrued, or earned, for service up to December 31, 2015 and up to the age of 65; and
•	A reconciliation of the accrued obligation from December 31, 2014 to December 31, 2015.

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Defined Benefit Plans Table
Named Executive	Number of years creditedservice[1]	Annual benefits payable[2]		Opening present value of defined benefit obligation[3]	Compensatory change[4]	Non-compensatory change[5]	Closing present value of defined benefit obligation[3]
	(#)	($)		($)	($)	($)	($)
(a)	(b)	(c)		(d)	(e)	(f)	(g)
		At year end	At age 65
		(c1)	(c2)
Paul Wright	19.5	1,540,343	1,777,752	22,853,835	1,206,023	(2,259,836)	21,800,023
Fabiana Chubbs	4.6	44,409	187,439	487,755	119,186	13,071	620,012
Norm Pitcher	12.2	372,789	n/a	6,024,932	39,497	626,392	6,690,820
Dawn Moss	17.1	278,394	321,925	4,323,678	147,777	(276,385)	4,195,070
Paul Skayman	3.5	33,913	165,634	340,551	109,919	16,346	466,816

Notes:

1.	Mr. Wright, Mr. Pitcher and Ms. Moss are entitled to past service credit from their hire dates with the company to the effective date of the pension program.
2.

The annual benefits shown are based on current pensionable earnings and credited service to the date or age stated, are subject to the limits discussed above where applicable, and are payable from the participants' normal retirement age in the normal form.

3.

The accrued obligation is the value of the projected pension earned for service to the date noted. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations, as disclosed in Note 16 of the company's 2014 consolidated financial statements or Note 16 of the Corporation's 2015 consolidated financial statements, as applicable.

4.

The amount shown under the Compensatory Change column is the sum of two items: (i) value of the projected pension earned for service during 2015; (ii) the impact of any plan amendments and of any differences between actual and assumed compensation. The values have been determined using the same actuarial assumptions used for determining the pension plan obligations, as disclosed in Note 16 of the company's 2014 consolidated financial statements.

5.

The amount shown under the Non-Compensatory Change column includes the impact of amounts attributable to interest accruing on the beginning-of-year obligation, changes in the actuarial assumptions and methodologies, and other experience gains and losses.

Additional notes:

•

All amounts shown above are estimated for disclosure purposes only and are based on assumptions that may change over time. Further, the amounts shown above may not represent the participants' actual entitlements.

•

The methods and assumptions used to determine the estimated amounts will not be identical to the methods and assumptions used by other corporations and as a result, the figures may not be directly comparable across corporations.

Perquisites and benefits

Executives receive benefits that include medical, extended health, dental, disability, critical illness and life insurance coverage.

During the year ended December 31, 2015, none of the executive officers received any perquisites which in the aggregate were worth more than CAD$50,000 or 10% of the respective executive officer's salary. Mr. Wright receives parking, a club membership and an annual health assessment as perquisites, while Mr. Pitcher, Ms. Chubbs, Mr. Skayman and Ms. Moss receive parking and an annual health assessment.

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Named executive officer profiles

Paul Wright

President and Chief Executive Officer

Mr. Wright joined Eldorado in July 1996 and held the positions of Vice President, Mining and Senior Vice President, Operations before taking over the role of President and Chief Executive Officer in October 1999. A graduate of the University of Newcastle upon Tyne, he has over 30 years of experience in developing and operating open pit and underground gold mines. Prior to joining Eldorado, he worked with Placer Dome, the Redpath Group and Granges. Paul is a member of the Canadian Institute of Mining, Metallurgy and Petroleum, the Institute of Materials, Minerals and Mining of London and is a Chartered Engineer (UK).

Tenure	19.5 years
Age	62

Equity Ownership

Minimum Equity Ownership Requirement		Eligible Holdings		Value of Eligible Holdings ($)	Multiple of Base Salary	Date ownership requirement to be met
Multiple	Base Salary at Dec 31, 2015 ($)	Common Shares	RSUs
3 x base salary	947,212	1,151,399	234,560	8,067,017	8.52x	Dec 31, 2018

Total Compensation- Three-Year Look-Back

Compensation Component*	2015 ($)	2014 ($)	2013 ($)
Base Salary	1,144,548	1,184,015	1,184,015
Short Term Incentive	2,014,404	3,108,039	1,716,822
Long Term Incentive (stock options)	1,480,808	2,146,027	1,450,418
Long Term Incentive (PSUs)	370,202	1,073,013	0
Long Term Incentive (RSUs)	370,202	1,073,013	1,450,418
Pension Value	1,206,023	2,199,266	(1,439,949)
All Other Compensation	0	0	0
Total Compensation	6,586,188	10,783,375	4,361,724

* Further information can be found in the Summary Compensation Table on page 74.

Value of Equity Compensation Granted in Last Five Years

The following table demonstrates the significant decline in the value of equity based compensation awarded to Mr. Wright in the last five years. Mr. Wright received a grant of PSUs for the first time in 2015. PSUs hold no value at the time of grant and therefore have not been included in the table.

	Stock Options			RSUs
Year of Grant	Number	Exercise Price CAD ($)	Approximate Value at Grant ($)	Number	Approximate Value at Grant ($)
2011	275,000	16.66	860,249	106,882	1,314,815
2011				66,670	860,292
2012	824,151	15.22	1,707,985	164,955	1,707,985
2013	1,073,578	10.42	1,830,296	222,683	1,830,296
2014	946,250	7.84	1,450,418	236,563	1,450,418
2015	1,451,917	6.67	2,146,027	205,706	1,073,014
Approximate Value at Grant			7,994,975		8,236,820
Value at Dec 31, 2015[1]			0		6,203,961
Approximate Decline in Value[2]			(7,994,975)		(2,032,859)

Notes:
1.

Value at December 31, 2015 is based on either the actual value realized, in cases where the vested stock option or RSU has been exercised or redeemed, or the value of the unexercised stock option or unredeemed RSU, vested or unvested, as at the closing share price per Eldorado share on the TSX as of December 31, 2015, CAD$4.10.

2.	The actual value realized from outstanding stock options and RSUs will be dependent on the share price at the time of exercise or redemption.

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President & CEO realizable pay versus realized pay

The following chart demonstrates the connection between the President & CEO's compensation and share price performance, as well as the difference between his realizable pay (the amount reported) and his realized pay (the amount he actually received) each year.

As can be seen below, Mr. Wright's compensation typically follows the company's long term share price performance. In the years of exceptional share price performance, Mr. Wright's equity based incentives resulted in higher levels of compensation. Compensation awarded in 2014 and 2015 was based primarily on Eldorado's strong operational and financial performance in those years.

The table below shows Mr. Wright's total direct compensation over the last three calendar years and its current value compared to shareholder value.

Fiscal Year	Value at Time of Award[1] (Disclosed) ($)	Value at December 31, 2015 (Realizable) ($)	Change in Disclosed Value	Change in Shareholder Value[2]
2013	6,316,806	4,253,387	-32.7%	-67.4%
2014	7,192,891	5,430,440	-24.5%	-31.6%
2015	7,451,006	4,508,326	-39.5%	-41.9%

Notes:

1.

Includes Base Salary and STIP payouts related to each year's performance (e.g. for 2015, payouts made for fiscal year 2015 performance) as well as Stock Option, RSU and PSU grants made in each calendar year (e.g. for 2015, grants made in calendar year 2015 for fiscal year 2014 performance).

2.	Calculated based on TSR since the year referenced started (e.g. for 2013, TSR was calculated from January 1, 2013 to December 31, 2015).

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Fabiana Chubbs

Chief Financial Officer

		Mrs. Chubbs joined Eldorado in July 2007 as Treasurer Coordinator and was appointed Treasurer and Risk Manager in July 2008. She was appointed Chief Financial Officer on June 1, 2011. Fabiana is a Chartered Accountant (Canada) and a Certified Public Accountant (Argentina) with over 23 years experience in tax, audit, and business advisory services to international public companies. Fabiana holds a Bachelor of Business Administration from the University of Buenos Aires. Prior to joining Eldorado, Mrs. Chubbs was the Senior Manager, Pricewaterhouse Coopers Audit Group, where she had worked on the Eldorado account since December 1996.
Tenure	8.5 years
Age	50

Equity Ownership

Minimum Equity Ownership Requirement		Eligible Holdings		Value of Eligible Holdings	Multiple of Base Salary	Date ownership requirement to be met
Multiple	Base Salary at Dec 31, 2015	Common Shares	RSUs
2 x base salary	$362,478	104,667	77,078	$908,079	2.51x	Dec 31, 2018

Total Compensation- Three-Year Look-Back

Compensation Component*	2015 ($)	2014 ($)	2013 ($)
Base Salary	396,041	371,471	371,471
Short Term Incentive	331,684	436,478	306,464
Long Term Incentive (stock options)	347,081	419,615	338,968
Long Term Incentive (PSUs)	173,540	209,808	0
Long Term Incentive (RSUs)	173,540	209,808	338,968
Pension Value	119,186	105,951	122,676
All Other Compensation	0	0	0
Total Compensation	1,541,017	1,753,131	1,478,546

* Further information can be found in the Summary Compensation Table on page 74.

Value of Equity Compensation Granted in Last Five Years

The following table demonstrates the significant decline in the value of equity based compensation awarded to Ms. Chubbs in the last five years. Ms. Chubbs received a grant of PSUs for the first time in 2015. PSUs hold no value at the time of grant and therefore have not been included in the table.

Year of Grant	Stock Options			RSUs
	Number	Exercise Price CAD ($)	Approximate Value at Grant ($)	Number	Approximate Value at Grant ($)
2011	25,000	16.66	78,204	13,419	161,297
2011	33,646	15.37	161,297
2012	156,981	15.22	325,330	31,420	325,330
2013	199,587	10.42	340,267	41,399	340,267
2014	221,142	7.84	338,967	55,285	338,967
2015	283,895	6.67	419,616	40,222	209,808
Approximate Value at Grant			1,663,682		1,375,670
Value at Dec 31, 2015[1]			0		719,148
Approximate Decline in Value[2]			(1,663,682)		(656,521)

Notes:

1.

Value at December 31, 2015 is based on either the actual value realized, in cases where the vested stock option or RSU has been exercised or redeemed, or the value of the unexercised stock option or unredeemed RSU, vested or unvested, as at the closing share price per Eldorado share on the TSX as of December 31, 2015, CAD$4.10.

2.	The actual value realized from outstanding stock options and RSUs will be dependent on the share price at the time of exercise or redemption.

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Norman Pitcher

President (former)

Mr. Pitcher was appointed to the position of President of the Company on July 1, 2012. Prior to becoming President, Mr. Pitcher was Chief Operating Officer, a post he held for seven years. He was also Vice President Exploration and Corporate Development where he was responsible for exploration activities and identifying new business opportunities. A graduate of the University of Arizona with a Bachelor of Science in Geology, Mr. Pitcher has worked for Eldorado, Pan American Silver, H.A. Simons, Ivanhoe Gold and Pioneer Metals. Mr. Pitcher, a P.Geo and Qualified Person, has over 30 years' experience in the mining industry and has extensive international expertise in exploration, evaluation and exploitation of open pit and underground mineral deposits.

Mr. Pitcher retired from Eldorado on December 31, 2015.

Tenure	12.2 years
Age	60

Equity Ownership

Minimum Equity Ownership Requirement		Eligible Holdings		Value of Eligible Holdings	Multiple of Base Salary	Date ownership requirement to be met
Multiple	Base Salary at Dec 31, 2015	Common Shares	RSUs
2 x base salary	$596,152	328,348	93,536	$2,145,377	3.60x	Dec 31, 2018

Total Compensation- Three-Year Look-Back

Compensation Component*	2015 ($)	2014 ($)	2013 ($)
Base Salary	651,351	662,391	662,391
Short Term Incentive	796,277	993,587	832,130
Long Term Incentive (stock options)	0	827,989	747,260
Long Term Incentive (PSUs)	0	413,994	0
Long Term Incentive (RSUs)	0	413,994	747,260
Pension Value	39,497	681,646	24,818
All Other Compensation	0	0	0
Total Compensation	1,487,126	3,993,604	3,013,856

* Further information can be found in the Summary Compensation Table on page 74.

Value of Equity Compensation Granted in Last Five Years

The following table demonstrates the significant decline in the value of equity based compensation awarded to Mr. Pitcher in the last five years. Mr. Pitcher received a grant of PSUs for the first time in 2015. PSUs hold no value at the time of grant and therefore have not been included in the table.

Year of Grant	Stock Options			RSUs
	Number	Exercise Price CAD ($)	Approximate Value at Grant ($)	Number	Approximate Value at Grant ($)
2011	131,250	16.66	410,573	33,487	411,942
2011				31,820	410,597
2012	286,981	15.22	594,745	57,440	594,745
2012	56,850	10.85	100,493	18,169	100,493
2013	386,769	10.42	659,386	80,224	659,386
2014	487,512	7.84	747,260	121,878	747,260
2015	560,185	6.67	827,989	79,366	413,995
Approximate Value at Grant			3,340,446		3,338,417
Value at Dec 31, 2015[1]			0		2,442,347
Approximate Decline in Value[2]			(3,340,446)		(896,070)

 Notes:

1.

Value at December 31, 2015 is based on either the actual value realized, in cases where the vested stock option or RSU has been exercised or redeemed, or the value of the unexercised stock option or unredeemed RSU, vested or unvested, as at the closing share price per Eldorado share on the TSX as of December 31, 2015, CAD$4.10.

2.	The actual value realized from outstanding stock options and RSUs will be dependent on the share price at the time of exercise or redemption.

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Paul Skayman

Chief Operating Officer

Mr. Skayman was appointed Chief Operating Officer on July 1, 2012. Paul joined Eldorado in 2005 with the Company's acquisition of Afcan Mining Corporation where he provided leadership for the development and construction of the Tanjianshan Gold Mine, China. Paul was appointed to the position of Vice President, Operations in August 2008 and Senior Vice President, Operations in December 2009. Paul holds a B.Sc. in Extractive Metallurgy from Murdoch University in Perth, Australia and has over 25 years of extensive international experience in the mining industry. Paul is a Fellow of the Australasian Institute of Mining and Metallurgy.

Tenure	10.3 years
Age	51

Equity Ownership

Minimum Equity Ownership Requirement		Eligible Holdings		Value of Eligible Holdings	Multiple of Base Salary	Date ownership requirement to be met
Multiple	Base Salary at Dec 31, 2015	Common Shares	RSUs
2 x base salary	$376,554	148,220	47,666	$965,838	2.56x	Dec 31, 2018

Total Compensation- Three-Year Look-Back

Compensation Component*	2015 ($)	2014 ($)	2013 ($)
Base Salary	411,420	391,022	391,022
Short Term Incentive	416,563	449,675	342,144
Long Term Incentive (stock options)	396,559	434,035	366,583
Long Term Incentive (PSUs)	198,279	217,017	0
Long Term Incentive (RSUs)	198,279	217,017	366,583
Pension Value	147,777	107,078	124,397
All Other Compensation	0	0	0
Total Compensation	1,768,879	1,815,845	1,590,730

 * Further information can be found in the Summary Compensation Table on page 74.

Value of Equity Compensation Granted in Last Five Years

The following table demonstrates the significant decline in the value of equity based compensation awarded to Mr. Skayman in the last five years. Mr. Skayman received a grant of PSUs for the first time in 2015. PSUs hold no value at the time of grant and therefore have not been included in the table.

Year of Grant	Stock Options			RSUs
	Number	Exercise Price CAD ($)	Approximate Value at Grant ($)	Number	Approximate Value at Grant ($)
2011	70,310	16.66	219,942	2,392	29,245
2011				17,040	219,880
2012	137,358	15.22	284,664	27,492	284,664
2012	29,746	10.85	53,179	9,295	53,179
2013	184,518	10.42	314,577	38,273	314,577
2014	239,158	7.84	366,583	59,790	366,583
2015	293,650	6.67	434,035	41,604	217,017
Approximate Value at Grant			1,672,980		1,485,326
Value at Dec 31, 20151			0		1,036,530
Approximate Decline in Value[2]			(1,672,980)		(448,796)

Notes:

1.

Value at December 31, 2015 is based on either the actual value realized, in cases where the vested stock option or RSU has been exercised or redeemed, or the value of the unexercised stock option or unredeemed RSU, vested or unvested, as at the closing share price per Eldorado share on the TSX as of December 31, 2015, CAD$4.10.

2.	The actual value realized from outstanding stock options and RSUs will be dependent on the share price at the time of exercise or redemption.

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Dawn Moss

Executive Vice President, Administration and Corporate Secretary

Ms. Moss joined Eldorado as Corporate Administrator in November 1998 and was appointed Corporate Secretary in October 2000. Dawn became Vice President, Administration in March 2009 and Executive Vice President Administration and Corporate Secretary on July 1, 2012. She has over 30 years of administration experience in the resource industry. Dawn is a Fellow of the Institute of Chartered Secretaries and Administrators of Canada, the Canadian Society of Corporate Secretaries and is an Accredited Director.

Tenure	17.1 years
Age	62

Equity Ownership

Minimum Equity Ownership Requirement		Eligible Holdings		Value of Eligible Holdings	Multiple of Base Salary	Date ownership requirement to be met
Multiple	Base Salary at Dec 31, 2015	Common Shares	RSUs
2 x base salary	$330,805	69,795	47,061	$603,396	1.82x	Dec 31, 2018

Total Compensation- Three-Year Look-Back

Compensation Component*	2015 ($)	2014 ($)	2013 ($)
Base Salary	361,435	355,048	355,048
Short Term Incentive	307,220	550,325	297,353
Long Term Incentive (stock options)	319,012	458,943	326,201
Long Term Incentive (PSUs)	159,506	229,471	0
Long Term Incentive (RSUs)	159,506	229,471	326,201
Pension Value	109,919	563,409	224,389
All Other Compensation	0	0	0
Total Compensation	1,416,599	2,386,667	1,526,191
 * Further information can be found in the Summary Compensation Table on page 74.

Value of Equity Compensation Granted in Last Five Years

The following table demonstrates the significant decline in the value of equity based compensation awarded to Ms. Moss in the last five years. Ms. Moss received a grant of PSUs for the first time in 2015. PSUs hold no value at the time of grant and therefore have not been included in the table.

Year of Grant	Stock Options			RSUs
	Number	Exercise Price CAD ($)	Approximate Value at Grant ($)	Number	Approximate Value at Grant ($)
2011	72,190	16.66	225,823	9,909	119,106
2011				17,500	225,815
2012	164,830	15.22	341,597	32,991	341,597
2013	189,284	10.42	322,703	39,262	322,703
2014	212,813	7.84	326,200	53,203	326,200
2015	310,502	6.67	458,943	43,991	229,471
Approximate Value at Grant			1,675,266		1,564,893
Value at Dec 31, 2015[1]			0		1,048,204
Approximate Decline in Value[2]			(1,675,266)		(516,689)

 Notes:

1.

Value at December 31, 2015 is based on either the actual value realized, in cases where the vested stock option or RSU has been exercised or redeemed, or the value of the unexercised stock option or unredeemed RSU, vested or unvested, as at the closing share price per Eldorado share on the TSX as of December 31, 2015, CAD$4.10.

2.	The actual value realized from outstanding stock options and RSUs will be dependent on the share price at the time of exercise or redemption.

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Compensation tables and disclosures

Summary compensation table

The table below shows the total compensation earned by our named executives during the last three financial years ended December 31, 2013, 2014 and 2015.

Name & principal position	Year	Salary[1] ($)	Share based awards[2] ($)	Option based awards[3] ($)	Non-equity incentive plan compensation		Pension value[5] ($)	All other compe-nsation[6] ($)	Total compensation ($)
					STIP[4] ($)	Long Term Incentive Plan ($)
Paul Wright President & Chief Executive Officer	2015 2014 2013	1,144,548 1,184,015 1,184,015	740,404 2,146,027 1,450,418	1,480,808 2,146,027 1,450,418	2,014,404 3,108,039 1,716,822	0 0 0	1,206,023 2,199,266 (1,439,949)		6,586,188 10,783,375 4,361,724
Fabiana Chubbs Chief Financial Officer	2015 2014 2013	396,041 371,471 371,471	347,081 419,615 338,968	347,081 419,615 338,968	331,684 436,478 306,464	0 0 0	119,186 105,951 122,676		1,541,071 1,753,131 1,478,546
Norman Pitcher[7] President (former)	2015 2014 2013	651,351 662,391 662,391	0 827,989 747,260	0 827,989 747,260	796,277 993,587 832,130	0 0 0	39,497 681,646 24,814		1,487,126 3,993,604 3,013,856
Paul Skayman Chief Operating Officer	2015 2014 2013	411,420 391,022 391,022	396,559 434,035 366,583	396,559 434,035 366,583	416,563 449,675 342,144	0 0 0	147,777 107,078 124,397		1,768,879 1,815,845 1,590,730
Dawn Moss Executive Vice President, Administration & Corporate Secretary	2015 2014 2013	361,435 355,048 355,048	319,012 458,943 326,201	319,012 458,943 326,201	307,220 550,325 297,353	0 0 0	109,919 563,409 224,389		1,416,599 2,386,667 1,529,191

Notes:

1.

Salary is the total actual base salary paid to the individual during the applicable financial year. All salaries and benefits are paid in Canadian dollars and reported in U.S. dollars. We used the annual average annual exchange rate for 2015 reported by the Bank of Canada of USD$1.00 = CAD$1.2787.

2.

Share based awards: We calculate the dollar value of the RSUs as the closing share price per Eldorado share on the TSX on the day prior to the grant date. We calculate the dollar value of the PSUs as the five-day volume weighted average as of the closing share price per Eldorado share on the TSX on the day prior to the grant date.

3.	We calculate the dollar value of the option-based awards using the Black-Scholes method.

We calculate the expected value of stock options by multiplying the price of our common shares on the grant date by the number of options granted and the Black-Scholes multiple, based on the following assumptions:

	Dividend yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise price (CAD$)
2015	0.64	54.29 – 60.49	0.43	1.85 – 3.85	3.22
2014	1.54	52.18 – 58.46	0.56	0.85 – 2.85	7.80

4.	STIP: See page 59 for a description of the short term incentive plan.
5.	Pension Value: See page 65 for information about the retirement benefit.
6.

All other compensation includes the total amount of perquisites and other personal benefits for each of the named executives, unless they are worth less than CAD$50,000 and 10% of his or her total annual salary and bonus. None of the named executive received perquisites and other personal benefits that in the aggregate are worth more than CAD$50,000 or 10% of his or her total annual salary in the year ended December 31, 2015.

7.	Mr. Pitcher retired from Eldorado effective December 31, 2015.

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Incentive plan awards

Outstanding share-based and option-based awards

The table below shows the total number of stock options and restricted share units granted to the named executives and their value, in any, as at December 31, 2015:

		Option-based awards				Share-based awards
Name	Grant date	Unexercised stock options (#)	Option exercise price (CAD$)	Option expiry date	Value of unexercised in-the- money stock options1 ($)	Unvested RSUs (#)	Value of unvested RSUs3 ($)	Value of vested RSUs2 ($)
Paul Wright	23-02-11 28-02-12 26-02-13 26-02-14 24-02-15	275,000 824,151 1,073,578 946,250 1,451,917	16.66 15.22 10.42 7.84 6.67	23-02-16 28-02-17 26-02-18 26-02-19 24-02-20	0 0 0 0 0	215,991	692,549	59,539
Fabiana Chubbs	23-02-11 01-06-11 28-02-12 26-02-13 26-02-14 24-02-15	25,000 33,646 156,981 199,587 221,142 283,895	16.66 15.37 15.22 10.42 7.84 6.67	23-02-16 01-06-16 28-02-17 26-02-18 26-02-19 24-02-20	0 0 0 0 0 0	45,242	145,063	102,079
Norman Pitcher3	23-02-11 28-01-12 01-08-12 26-02-13 26-02-14 24-02-15	131,250 286,981 56,850 386,769 487,512 560,185	16.66 15.22 10.85 10.42 7.84 6.67	23-02-16 28-02-17 01-08-17 26-02-18 26-02-19 24-02-20	0 0 0 0 0 0	93,536	299,912	84,828
Paul Skayman	23-02-11 28-01-12 01-08-12 26-02-13 26-02-14 24-02-15	70,310 137,358 29,746 184,518 239,158 293,650	16.66 15.22 10.85 10.42 7.84 6.67	23-02-16 28-02-17 01-08-17 26-02-18 26-02-19 24-02-20	0 0 0 0 0 0	47,666	152,836	0
Dawn Moss	23-02-11 28-01-12 26-02-13 26-02-14 24-02-15	72,190 164,830 189,284 212,813 310,502	16.66 15.22 10.42 7.84 6.67	23-02-16 28-02-17 26-02-18 26-02-19 24-02-20	0 0 0 0 0	47,061	150,895	0

Note:

1.

The value of the options is based on the difference between a market value of CAD$4.10 per share, the closing price per Eldorado common share on the TSX as of December 31, 2015 and the exercise price, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

2.	The value of RSUs is based on a market value of CAD$4.10 per share, the closing price per Eldorado common share on the TSX as of December 31, 2015.
3.

Mr. Pitcher retired from Eldorado on December 31, 2015. In accordance with Eldorado's RSU plan, all vested RSUs were automatically redeemed on January 1, 2016 at the closing share price per Eldorado common share on the TSX at December 31, 2015. Unvested RSUs were cancelled. Mr. Pitcher's stock options remain available to him under the terms and conditions of the Directors and Officers Stock Option Incentive Plan.

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The next table shows the value of incentive plan awards that were vested and non-equity incentive plan compensation earned by each named executive in 2015:

Name	Option-based awards – Value vested during the year ($)[1]	Share-based awards – Value vested during the year ($)[2]	Non-equity incentive plan compensation – Value earned during the year ($)
Paul Wright	0	1,106,208	2,014,404
Fabiana Chubbs	0	228,720	331,684
Norman Pitcher	0	471,746	796,277
Paul Skayman	0	233,073	416,563
Dawn Moss	0	226,199	307,220

Notes:

1.

The value of the options is based on the difference of the market price on vesting date less the option price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

2.	The value of RSUs is calculated by the number of shares multiplied by the value of the shares on the vesting date.

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 Employment agreements, termination and change of control

We have employment agreements with our named executives because of their critical role in the company and to protect them from disruptions to their employment if there is a transaction affecting the control of Eldorado. These provisions are consistent for each of our named executives and within industry standards for executives in similar positions.

Each employment agreement is for an indefinite period and subjects the named executive to confidentiality provisions that apply indefinitely.

The named executives voluntarily entered into new employment agreements, effective November 1, 2015.

Each employment agreement includes termination provisions outlining the severance payable when the executive's employment is terminated by the company without cause or by the executive for good reason following a change of control.

A change of control occurs if:

(a)

there is an acquisition of 40% or more of the voting rights attached to all outstanding voting shares of the company by a person or combination of persons acting in concert by virtue of an agreement, arrangement, commitment or understanding, or by virtue of a related series of such events, and whether by transfer of existing shares or by issuance of shares from treasury or both; or

(b)	Eldorado amalgamated, consolidated or combined with, or merged the company into, any other person, whether by way of amalgamation, arrangement or otherwise, unless

•	we are the surviving corporation formed from the transaction; and
•

immediately after the transaction at least 60% of the voting rights attached to all outstanding voting shares of the company or the corporation resulting from such amalgamation, consolidation or combination, or into which the company is merged, as the case may be are owned by persons who held the voting rights attached to all outstanding voting shares of the company immediately before giving effect to such transaction; or

(c)

the direct or indirect transfer, conveyance, sale, lease or other disposition, by virtue of a single event or a related series of such events, of 90% or more of the assets of the company based on gross fair market value to any person unless (1) such disposition is to a corporation and (2) immediately after giving effect of such disposition, at least 60% of the voting rights attached to all outstanding voting shares of such corporation are owned by the company or its affiliates or by persons who held the voting rights attached to all outstanding voting shares of the company immediately before giving effect to such disposition; or

(d)

at least 50% of the directors constituting the Board cease to be directors as a result of, in connection with, or pursuant to a contract relating to (i) a Change of Control as defined in paragraphs (a), (b) or (c), or (ii) an actual or threatened contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies by or on behalf of a person or persons (other than a solicitation that was approved by directors constituting a majority of the Board).

If there is a change of control, each of the named executives can terminate his or her employment for "good reason" by giving written notice within 90 calendar days of the change and receive his or her severance package. Good reason occurs if:

(a)

the company changes the executive's duties in a manner that is inconsistent with his/her current position, titles, duties, responsibilities, scope of work, discretion or power (unless in each case, clearly consistent with a promotion);

(b)

any reduction by the company of the executive's total aggregate value of compensation and/or benefits or any change in the basis upon which the executive's total compensation and benefits are determined if that change is or will be adverse to the executive;

(c)

any failure by the company to continue any compensation program, incentive plan or benefit in which the executive is participating or entitled to participate or the company taking any action or failing to take any action in relation to any such benefit or plan that would adversely affect the executive's participation in or reduce his/her rights or benefits pursuant to any such benefit or plan, or the company failing to increase or improve such rights or benefits on a basis consistent with the policies and practices in effect immediately prior to the Change of Control with respect to the senior executives of the company, unless any such action or failure to take action in relation to the foregoing benefits or plans is in the ordinary course of business and does not adversely affect the aggregate value of the benefits or plans to the executive or the company provides a replacement benefit or plan of equivalent value;

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(d)

any change in the criteria used to determine achievement of the STIP or LTIP or any change to the target award levels in place immediately prior to the Change of Control, where such change would have an adverse effect on the amount of bonus the executive would be eligible to receive;

(e)	the company relocating the executive's principal office to any place more than 50 kilometres from the location at which he/she performed his/her duties for the company;
(f)	a significant change to the number of managers and employees of the company, the reporting and organizational structure of the company or the company's corporate objectives; or
(g)	any other significant (but not necessarily fundamental) change to the executive's terms and conditions of employment.

Termination without cause or following a change of control

The table below shows the amounts that would be paid to each of our named executives if the company terminated the executives' employment without cause or the executive terminated their employment for good reason following a change of control. The value of each severance package is calculated as of December 31, 2015.

	Paul Wright ($)	Fabiana Chubbs ($)	Norman Pitcher ($)	Paul Skayman ($)	Dawn Moss ($)
2 x Base Salary (paid in last 12 months)	2,289,096	792,081	1,302,703	822,840	722,870
2 x STIP Award (paid in last 12 months)	6,216,079	872,957	1,987,174	899,351	1,100,649
Unvested Stock Options	0	0	0	0	0
Unvested Restricted Share Units	692,549	145,063	299,912	152,836	150,895
Unvested Performance Share Units	0	0	0	0	0
Unvested Bonus Award Units	0	0	0	0	0
Benefits	18,953	13,864	17,486	7,924	16,699
Total	6,911,005	1,823,965	3,607,276	1,882,951	1,991,114

The named executives are responsible for all applicable personal income taxes related to any severance payment they receive. Eldorado does not gross-up payments.

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The table below outlines the treatment of each compensation component following termination of employment of the named executive:

Compensation Component	Resignation	Retirement, Death or Disability	Termination With Cause	Termination Without Cause	Termination following a Change of Control
Base Salary	Earned portion only			2 x base salary paid in last 12 months
STIP	A prorated portion may be paid at the discretion of the board.		No STIP is paid for the current year.	2 x STIP award paid in last 12 months
Stock Options (for officers)	Unvested portion is forfeited. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier.		All options terminate immediately	Unvested portion is forfeited. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier.	Unvested portion is deemed vested. Vested and unexercised options on the date of termination remain exercisable for 365 days or until the expiry date of the options, if earlier.
Restricted Share Units	Vested RSUs not redeemed are entitled to be redeemed on the termination date. All unvested RSUs are cancelled, unless the board in its sole discretion determines otherwise.		All RSUs are forfeited, unless the board in its sole discretion determines otherwise.	Vested RSUs are entitled to be redeemed on the termination date. All unvested RSUs are cancelled.	Unvested RSUs deemed to have vested. Vested RSUs are entitled to be redeemed on the termination date.
Performance Share Units	All outstanding PSUs are forfeited, unless the board in its sole discretion determines otherwise.

On retirement, participants entitled to be paid after the expiry of the performance period that portion of PSUs that are vested on the redemption date based on the amount of time the participant was employed during that period. On death or disability, participants treated the same as for termination following Change of Control.

			All outstanding PSUs are forfeited, unless the board in its sole discretion determines otherwise.	All outstanding PSUs are forfeited, unless the board in its sole discretion determines otherwise.

Participants entitled to be paid any PSUs vested on the termination date, any PSUs capable of vesting after the termination date and prior to the end of the performance period are deemed to have vested, and the redemption shall be the termination date.

Benefits	Benefits are cancelled on the date of termination.			Extended health benefits are continued for 12 months, or payment of the equivalent value is paid in lieu. All other benefits are cancelled on the date of termination.

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Director compensation

Director compensation philosophy

Our director compensation program is designed to:

➢	Attract, retain and motivate high calibre individuals to act in the best interests of the company and its shareholders;
➢	Reflect the complexities, risks, skill sets and value associated with independent directors of the board;
➢	Be fair and equitable, reflecting the time and effort required by each director; and
➢	Align the interests of our board and shareholders by committing directors to equity ownership requirements.

Directors who are executives of Eldorado, or an affiliate of Eldorado, do not receive additional compensation for acting as a director.

Evaluation of the program

The Compensation committee reviews director compensation annually, considers feedback from shareholders and makes recommendations to the board based on Eldorado's director compensation policy, market conditions, industry trends and peer group practices. In acknowledgment of a constantly changing regulatory environment, increasing industry complexity, and expectation of engagement with shareholders, consideration is given to confirming that directors are compensated fairly for the time, effort and knowledge required to contribute effectively, manage emerging risks, and successfully oversee Eldorado's strategic direction.

Independent compensation consultants are engaged to assist the Compensation committee in assessing the competitiveness of the director compensation policy and to provide the Compensation committee with independent advice on policy design and emerging trends in director compensation. See page 50 for details on the compensation consultants, including fees paid.

Director cash compensation has remained flat since 2013. In 2015, in recognition of low metal prices, reduced profitability and lower shareholder returns, the directors reduced their annual retainer fee by 10% effective November 1, 2015, as shown in the Fees and Retainers table below.

No other adjustments to the director compensation program were recommended in 2015, or for 2016.

Compensation components

Director compensation includes:

•	Annual retainer and additional retainers for chairman of board committees;
•	Board and committee meeting attendance fees;
•	Equity-based compensation; and
•	Travel and other fees necessary to cover the cost of travelling to attend board and committee meetings, stakeholder meetings and site visits, where applicable.

The table below details the 2015 retainer and fee structure for Eldorado's independent directors. The overall retainer and fee structure is consistent with peer group practices according to benchmarking conducted by independent compensation consultant, Global Governance Advisors.

We pay cash retainers and fees quarterly.

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Fees and retainers

Director compensation	2015 Post- November 1 ($)	Change	2015 Pre- November 1 ($)	Change	2014 ($)
Annual retainers • member of the board of directors • chairman of the board	79,903 140,768	-10% -10%	82,115 156,409	0% 0%	82,115 156,409
Annual committee chair retainers • audit committee chair • compensation committee chair • CGNC chair • sustainability committee chair	31,282 19,551 11,731 11,731		31,282 19,551 11,731 11,731		31,282 19,551 11,731 11,731
Board and committee meeting fee (per meeting)	1,173		1,173		1,173
Equity retainer	82,115		82,115		82,115
Estimated total compensation*	172,441		180,652		180,652

* Assumes each member of the board who is not the chairman attends 6 board meetings and 8 committee meetings per year, on average, and excludes any committee chair retainers.

Equity-based compensation

Equity-based compensation is awarded to Eldorado's directors on an annual basis in the form of deferred units (DUs) and stock options. DUs represent notional Eldorado common shares based on the value of our common shares.

Pursuant to the director compensation policy, directors are eligible to elect to receive DUs or stock options or a mix of DUs and stock options in the aggregate value of CAD$105,000. The value of stock options was not to exceed CAD$100,000. See page 83 for details on equity-based compensation granted to the directors in 2015.

In addition, directors may elect to receive DUs in lieu of cash for retainer and meeting attendance fees.

Aligns the interests of our directors with that of our shareholders by incentivizing long term value creation:
Why DUs?	•	DUs, while granted annually, cannot be redeemed until the participant is no longer a member of Eldorado's board;
•

 DUs are "at-risk" pay subject to the variability of the share price. The value realized is equal to the share price at the time of redemption which can be higher or lower than the value at the time of grant; and

	•	DUs are settled in cash only.
Aligns the experience of our directors with that of our shareholders:
Why Stock Options?	•	The share price must increase for the directors to realize any value from the stock options granted to them as part of their annual compensation package; and
	•	Stock options vest in three tranches – one third on the first, second and third anniversary of the date of grant – and expire on the fifth anniversary of the date of grant.

In the last five years, 2011 to 2015, Eldorado's directors have experienced a significant decline in the value of their equity-based compensation. The table below shows the value of the equity-based compensation when it was first granted compared to the value at December 31, 2015. The total value has declined by approximately $3.5 million. The ultimate value received from the equity-based compensation is contingent upon Eldorado's share price performance.

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	Stock Options (2011 to 2015)				Deferred Units (2011 to 2015)
Name	No. of Options Granted[1]	Value at Grant Date[2] ($)	Value at Dec 31, 2015[3] ($)	Approx. Decline in Value as at Dec 31, 2015 ($)	No. of DUs Granted[4,5]	Value at Grant Date[6] ($)	Value at Dec 31, 2015[7] ($)	Approx. Decline in value as at Dec 31, 2015 ($)
Ross Cory	166,056	312,818	-	(312,818)	38,055	308,300	122,019	(186,361)
Pamela Gibson	152,910	190,037	-	(190,037)	1,907	10,745	6,115	(4,137)
Robert Gilmore	62,126	156,409	-	(156,409)	61,938	449,154	198,597	(250,557)
Geoffrey Handley	62,126	156,409	-	(156,409)	79,224	518,886	254,022	(264,864)
Michael Price	241,666	514,585	-	(514,585)	22,183	186,909	71,127	(115,782)
Steven Reid	127,777	160,710	-	(160,710)	45,186	231,559	144,884	(86,699)
Jonathan Rubenstein	140,036	272,933	-	(272,933)	31,436	286,228	100,796	(185,432)
Donald Shumka	113,146	234,613	-	(234,613)	56,346	401,384	180,667	(220,717)
John Webster	100,000	164,229	-	(164,229)	24,059	111,218	77,142	(34,075)
Total				(2,162,743)				(1,349,116)

Notes:

1.

Includes all vested and unvested stock options granted to the director between 2011 and 2015. None of the stock options granted between 2011 and 2015 have been exercised by any of the above listed directors.

2.	The stock options value at grant date is calculated by multiplying the number of stock options granted by the Black Scholes value recorded at the time of the grant.
3.

The stock option value at December 31, 2015 is calculated by multiplying the number of stock options granted by the difference between the exercise price of the grant and the closing share price per Eldorado share on the TSX as of December 31, 2015, CAD$4.10. All stock options granted between 2011 and 2015 have an exercise price greater than CAD$4.10 therefore the value at December 31, 2015 is nil.

4.	Includes all DUs granted to the director between 2011 and 2015 as part of their annual equity grant as well as all DUs granted in lieu of cash retainers and fees, as per the director's election.
5.	DUs cannot be redeemed until the director is no longer a member of the Eldorado board. None of the DUs issued to the above listed directors between 2011 and 2015 have been redeemed.
6.	The DUs value at grant date is calculated by multiplying the number of DUs granted by the fair market value at the time of the grant.
7.	The DUs value at Dec 31, 2015 is calculated by multiplying the number of DUs granted by the closing share price per Eldorado share on the TSX as of December 31, 2015, CAD$4.10.

Travel and other fees

Directors have a travel allowance of CAD$750 per day and are reimbursed for out of pocket travel and hotel costs for travel to board and committee meetings from outside of British Columbia. They are also reimbursed for incidental expenses they incur while serving on the board.

 Equity ownership requirements

Eldorado believes the interests of its directors and shareholders are better aligned when directors hold significant investments in Eldorado. In support of this belief, Eldorado established equity ownership requirements in 2008.

Directors are required to hold at least two times their annual retainer in Eldorado equity within three years of being elected or appointed to the board. DUs are included in the equity ownership calculation since DUs may not be redeemed until the director is no longer a member of Eldorado's board. We measure the value of director equity holdings at the higher of the value at issue date or fair market value at January 31 of the current year.

Adherence to the equity ownership requirements is reviewed annually at the end of the year by the Corporate Secretary and reported to the CGNC. The most recent review indicates all directors who have been members of the board for three or more years have met their share ownership requirements.

For information about the directors' share ownership see the Director Share Ownership table on page 85.

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2015 Director compensation

In 2015 our independent directors earned a total of $1,800,787, including $862,875 in cash compensation. The table below shows the breakdown of total compensation earned by each director in 2015.

Mr. Wright does not receive compensation as a director because he is employed as Eldorado's President & CEO, and is not an independent director. See the Summary Compensation Table on page 74 for information about his compensation in 2015.

Name	Fees earned ($)	Share-based awards[2,4] ($)	Option-based awards[3] ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Ross Cory[1]	92,477	27,763	78,204	n/a	n/a	n/a	198,444
Pamela Gibson	100,688	3,910	78,204	n/a	n/a	n/a	182,803
Robert Gilmore	172,571	97,234	-	n/a	n/a	n/a	269,805
Geoffrey Handley[1]	59,631	139,595	-	n/a	n/a	n/a	199,226
Michael Price	99,515	3,910	78,204	n/a	n/a	n/a	181,630
Steven Reid	52,690	90,228	41,057	n/a	n/a	n/a	183,976
Jonathan Rubenstein[1]	125,323	3,910	78,204	n/a	n/a	n/a	207,437
Donald Shumka	73,121	106,163	-	n/a	n/a	n/a	179,284
John Webster[1]	86,959	111,224	-	n/a	n/a	n/a	198,183
Total	862,975	583,937	353,875				1,800,787

Notes:

1.	The following directors served as committee chairs in 2015:

•	Mr. Webster – chair of the Audit committee, effective May 1, 2015
•	Mr. Rubenstein – chair of the Compensation committee
•	Mr. Cory – chair of the CGNC, and
•	Mr. Handley – chair of the Sustainability committee and chair of the Reserves and Resources review panel.

2.

Share-based awards is the amount that directors received in DUs in 2015. The number of DUs is calculated by dividing the total value of the award by the closing price of Eldorado common shares on the TSX on the date immediately prior to the grant. DUs are settled in cash, have no value at the date of grant, and, from and after February 20, 2014, earn dividend equivalents.

3.

Option-based awards is the amount that directors received in stock options in 2015. The number of stock options is calculated by dividing the total value of the grant by the value of an option calculated by the Black Scholes method.

4.

Directors may elect to receive all or a portion of their earned retainer and meeting fees as DUs, in lieu of cash. The above table includes DUs taken in lieu of cash and therefore the total share-based awards exceeds the CAD$105,000 annual equity grant value in some cases.

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Outstanding option-based awards and share-based awards

The following table shows the unexercised options and unredeemed DUs the independent directors held as of December 31, 2015.

	Option-based awards					Share-based awards
Name	Grant date	Unexercised stock options (#)	Option Exercise Price (CAD$)	Option Expiry Date	Value of unexercised in-the-money stock options[1] (CAD$)	Unredeemed DUs (#)	Value of unredeemed DUs[2] ($)	Value of DUs redeemed[3] ($)
Ross Cory	Feb 23, 2011 Feb 28, 2012 Feb 26, 2014 Feb 24, 2015	24,390 37,736 51,020 52,910	16.66 15.22 7.84 6.67	Feb 23, 2016 Feb 28, 2017 Feb 26, 2019 Feb 24, 2020	0 0 0 0	43,180	138,452	0
Pamela Gibson	Nov 4, 2014 Feb 26, 2015	100,000 52,910	6.15 6.67	Nov 4, 2019 Feb 24, 2020	0 0	1,911	6,127	0
Robert Gilmore	Feb 23, 2011 Feb 28, 2012	24,390 37,736	16.66 15.22	Feb 23, 2016 Feb 28, 2017	0 0	67,054	215,000	0
Geoffrey Handley	Feb 23, 2011 Feb 28, 2012	24,390 37,736	16.66 15.22	Feb 2, 2016 Feb 28, 2017	0 0	84,444	270,759	0
Michael Price	May 10, 2011 Feb 28, 2012 Feb 26, 2014 Feb 26, 2015	100,000 37,736 51,020 52,910	15.22 15.22 7.84 6.67	May 10 2016 Feb 28, 2017 Feb 26 2019 Feb 24, 2020	0 0 0 0	22,257	71,365	0
Steven Reid	May 8, 2013 Feb 26, 2015	100,000 27,777	7.19 6.67	May 8, 2018 Feb 24, 2020	0 0	45,294	145,230	0
Jonathan Rubenstein	Feb 23, 2011 Feb 28, 2012 Feb 26, 2014 Feb 26, 2015	24,390 37,736 25,000 52,910	16.66 15.22 7.84 6.67	Feb 23, 2016 Feb 28, 2017 Feb 26, 2019 Feb 24, 2020	0 0 0 0	36,554	117,206	0
Donald Shumka	Feb 23, 2011 Feb 28, 2012 Feb 26, 2014	24,390 37,736 51,020	16.66 15.22 7.84	Feb 23, 2016 Feb 28, 2017 Feb 26, 2019	0 0 0	61,517	197,247	0
John Webster	Jan 1, 2015	100,000	7.08	Jan 1, 2020	0	24,092	77,248	0

Notes:

1.

The value of the stock options is based on the difference between a market value of CAD$4.10 per share, the closing price per Eldorado common share on the TSX as of December 31, 2015 and the exercise price, even though these options have not been and may never be exercised. Any actual gains will depend on the value of our common shares on the date they are exercised.

2.

The value of the DUs is based on a market value of CAD$4.10 per share, the closing price per Eldorado common share on the TSX as of December 31, 2015. Any actual value will depend on the value of our common shares on the date the DUs are redeemed. The right to request redemption of DUs does not occur until the director is no longer a member of the board.

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Equity-based awards – value vested or earned during year

The next table shows the value of incentive plan awards that were vested, redeemed or earned by each independent director in 2015.

Name	Option-based awards – Value vested during the year[1] ($)	Share-based awards – Value redeemed during the year[2] ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Ross Cory	0	0	0
Pamela Gibson	0	0	0
Robert Gilmore	0	0	0
Geoffrey Handley	0	0	0
Michael Price	0	0	0
Steven Reid	0	0	0
Jonathan Rubenstein	0	0	0
Donald Shumka	0	0	0
John Webster	11,731	0	0

Notes:

1.

The value of the options is based on the difference of the market price on vesting date less the option exercise price multiplied by the number of options vested, even though these options have not been, and may never be, exercised. Any actual gains will depend on the value of our common shares on the date the options are exercised.

2.

The right to request redemption of DUs does not occur until the director is no longer a member of the board. The value of the DUs is based on the number of DUs awarded multiplied by the closing share price on the redemption date.

Director equity ownership

The following table sets out the number and value of all securities held by the independent directors as at December 31, 2015.

Director	Equity Ownership Requirement (Annual Retainer x 2) ($)	Share-based Awards (DUs) (#)	Common Shares (#)	Total ($)	Multiple of Annual Retainer	Meets Requirement
Ross Cory	147,806	43,180	340,000	3,011,276	40.7	Yes
Pamela Gibson	147,806	1,911	0	10,762	0.1	Not applicable
Robert Gilmore	281,536	67,054	9,500	580,625	4.1	Yes
Geoffrey Handley	147,806	84,444	10,000	639,523	8.7	Yes
Michael Price	147,806	22,257	0	187,082	2.5	Yes
Steven Reid	147,806	45,294	0	231,880	3.1	Yes
Jonathan Rubenstein	147,806	36,554	9,000	494,357	6.7	Yes
Donald Shumka	147,806	61,517	46,700	722,204	9.8	Yes
John Webster	147,806	24,092	2,000	117,364	1.6	Not applicable

Notes:

1.	Pamela Gibson and John Webster joined the board less than three years ago. They are not required to meet their shareholding requirements until September 2017 and December 2018 respectively.
2.

The value of the DUs is based on the number of DUs granted multiplied by the closing share price per Eldorado share on the TSX as of December 31, 2015, CAD$4.10. DUs are included in the share ownership calculation since the DUs cannot be redeemed until the director is no longer a member of the board.

3.	The value of the common shares is based on the average cost base of the common shares held as at December 31, 2015.

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Questions and answers

How is the board taking steps to have the shareholder experience reflected in management's compensation?

We want shareholders to know we have heard their concerns and understand their desire to ensure the experience of our executives closely mirrors your experience as shareholders.

We designed our compensation programs so that a significant portion of the executives' compensation is tied to the long term share price performance. Shareholders should know that, like them, our executives have experienced a significant decline in the value of their equity awards, aligning their experience with shareholders.  In 2015, total CEO compensation declined by 40% - achieved through a 20% reduction in base salary, 25% reduction in total eligible equity awards for 2015, and a lower short term performance score.  In addition, RSUs are being transitioned out by 2018 and replaced with PSUs, further enhancing the alignment between management and shareholders.

I appreciate the changes you've made but don't think they go far enough.  Why didn't you make deeper cuts to executive compensation?

We have worked hard to design compensation programs that consider the reality of the shareholder experience.   We also understand that many shareholders are frustrated with the volatility in the gold market, something that is beyond our control.   We need to balance these considerations with other practical realities that provide the scope for the changes we are able to enact.

For example, our long term strategy means we need to retain and motivate the exceptional team we have now.  We cannot let a downturn in the commodity cycle lead us to short terms decisions that would sacrifice this key asset.   We also have the reality of contractual obligations that provide the framework for our changes.   What we can tell shareholders who have this view is that we are committed to continuing to review our pay practices and are looking for their feedback, which can be submitted by contacting our Vice President, Human Resources, Jacinta Zaleski at hr@eldoradogold.com.

Why do you rate your company's performance so high? I know shareholders wish it would have been a better year.

We understand that many shareholders are concerned about where we are in the gold market and the impact that has had on them.   We also know that they understand this is something we cannot control.  What we can control, and will have the biggest long term impact on shareholders in terms of value creation, is how we maintain our focus in the midst of challenge and build for the future.   This means incentivizing our executives to make progress on the things that will optimally position the company to capitalize on the increase in gold prices and on our long term corporate strategy.   For example, improving corporate safety, operating profitable mines, developing and expanding new and existing projects and operations, and maintaining our position as one of the lowest cost gold producers will assist us in creating sustainable long term results.

Why is the base salary for executives only being reduced for the final two months of 2015?

2015 was a year no one expected.   We had unforeseen challenges with the gold market and in Greece that impacted the strong performance we expected from our strategies in place.  As the impact of these challenges became felt, we moved to reduce base salaries to increase pay for performance alignment.  The biggest impact of these changes will be felt this year as contractual obligations limited what we could do in 2015. On April 1, 2016 the President & CEO voluntarily elected to further reduce his base salary by 34%.

Why were bonuses paid close to target when the share price plummeted 42%?

We believe achievement of short term objectives is a strong indicator of future value.   As such, we reward and motivate our executives by setting clear performance goals at the beginning of each year that encourage strong performance in areas most important to the company, including share price performance.  Even though 2015 was a challenging year, our executives achieved strong operational and financial results earning them bonuses close to the agreed target award levels.

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Other information

Equity compensation plan information

The table below shows the breakdown in the total options that have been granted and are outstanding under the incentive stock option plans as of April 5, 2016:

	Granted and outstanding (#)	Common shares under option & PSU (#)	% of total issued and outstanding common shares
Options under the Employee plan	19,246,756	19,246,756	2.57%
Options under the Officers and directors plan PSUs under the PSU plan	12,839,431 1,421,199	12,839,431 1,421,199	1.71% 0.19%
Total	33,507,386	33,507,386	4.47%

•	Employee plan: from and after May 1, 2014 limited to no more than 30,875,315 shares of Eldorado common shares
•	Officers and directors plan: from and after May 1, 2014 limited to no more than 17,048,803 shares of Eldorado common shares
•

PSU plan: limited to no more than 3,130,000 shares of Eldorado common shares. PSUs are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower number of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in shares (generally on a one for one), cash or a combination. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares. The maximum number of common shares that may be issued in respect of the PSUs granted assuming that the maximum performance targets for the PSUs listed above have been met is 1,421,199, which represents 0.19% of the issued and outstanding common shares.

As of April 5, 2016, 32,086,187 options (19,246,756 for the Employee plan and 12,839,431 for the Officers and Directors plan) to purchase the same number of common shares (representing 4.28% of the issued and outstanding common shares) have been granted and are outstanding to eligible persons under the option plans.

As of April 5, 2016, 11,545,035 options for the Employee plan and 4,209,372 for the Officer and Director plan remain available for grant. 1,708,801 remain available for grant under the PSU plan assuming 100% of the PSUs granted as listed in the above table will vest and be paid out in common shares. That number may be higher or lower depending on the performance targets actually achieved and on the choice of the method of settling redemption payments.

As of April 5, 2016, a total of 34,698,550 common shares have been issued for the exercise of the same number of options granted under the incentive stock option plans or predecessor stock option plans. This represents 4.62% of our total common shares issued and outstanding.

Stock options

We have two incentive stock option plans (the plans):

•	a plan for the employees, consultants and advisors of Eldorado and our related entities, as well as the directors and officers of our related entities (the Employee plan); and
•	a plan for directors and officers of Eldorado (the Officers and directors plan).

We established the Employee plan in 1994.

We introduced the Officers and directors plan in 2003, to tie a portion of the future compensation of our directors, officers and employees to the long-term performance of our shares. The named executives participate in the Officers and directors plan.

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Granting and vesting

The board approves option grants under the Officers and directors plan. The Compensation committee approves option grants under the Employee plan. Each option entitles the holder to buy one Eldorado common share, subject to certain adjustments. The board generally grants options in five-year terms, which is the maximum option period provided for under the plans, but can set shorter terms if it wishes. The board also has discretion to determine vesting restrictions, and in connection therewith determine the terms under which vesting of the options may be accelerated.

Options granted to our named executives generally vest in three tranches over three years. Options vest upon termination of employment, engagement or directorship by:

•

Eldorado or a related entity of Eldorado, for any reason other than for cause or, in the case of a consultant, breach of contract, at any time in the 12 months following a change of control of Eldorado; and

•

the optionee, should there be a material adverse change in location, salary, duties or responsibilities in the 12 months following the change of control and the optionee has provided written notice to the company within 30 days of such material adverse change.

Exercising options

The board determines an option's exercise price on the grant date. The exercise price must be at least equal to the market value of our common shares at that time (the closing price of our common shares on the TSX on the trading day immediately before the grant date). If there is no closing price, the market value is the share price used in the last trade on the grant date.

Options cannot be exercised if the exercise period has expired. If options expire during a trading black-out period, they can be exercised within 10 business days after the black-out period is lifted.

We do not provide any financial assistance to participants when they exercise their options.

Assigning or transferring options

Options cannot be assigned or transferred to another person other than by will or by law if the option holder dies.

Special situations

If the option holder is no longer eligible to participate in the plan, he or she has 365 days to exercise any vested options under the Officers and directors plan, and 30 days under the Employee plan, except in the following situations:

•	on death, his or her estate has 365 days to exercise the vested options; or
•	on termination for cause, all options terminate immediately.

The board may in its sole discretion increase the periods permitted to exercise all or any of the options following a termination of employment, engagement or directorship provided that no options shall be exercisable beyond the original expiry date of the option.

Restrictions

Shares reserved for issue

From and as of May 1, 2014, subject to adjustment, the maximum number of Eldorado common shares that may be issued under the Plans shall not exceed 30,875,315 common shares for the Employee plan and 17,048,803 common shares for the Officers and directors plan.

The plans limit the number of Eldorado common shares that can be reserved for issue under the plans for a single individual:

•	Employee plan: limited to no more than one-half of one percent (0.5%) of common shares outstanding on the grant date;
•	Officers and directors plan: limited to no more than one percent (1%) of common shares outstanding on the grant date (on a non-diluted basis);
•	Officers and directors plan: for non-executive directors, limited to no more than three quarters of one percent (0.75%) of common shares outstanding on the grant date;
•	Non-executive directors are prohibited from participating in the Employee plan; and
•	Common shares that were reserved for options that expire, are cancelled or otherwise terminated for any reason other than exercise can be used for other options issued under the plans.

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Restrictions for insiders

No more than 9% of common shares issued and outstanding on the grant date (on a non-diluted basis) can be reserved for issue to insiders through the plans and any other security based compensation arrangements.

In any one-year period, no more than 9% of common shares issued and outstanding (on a non-diluted basis) can be issued to insiders through the plans and any other security based compensation arrangements.

Grants to non-executive directors under Officers and directors plan

Under our director compensation policy, the board can grant up to 100,000 options vested over two years to a non-executive director when he is first elected or appointed to our board, and has the discretion to grant stock options to non-executive directors up to a value as of the date of the grant of $100,000 per year at the discretion of the board. (See page 80 director compensation).

Corporate changes

If we amalgamate, consolidate, or merge with or into another body corporate:

•	option holders are entitled to receive other securities, property or cash (in lieu of common shares).

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

•	the board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised, among other things.

If a third party makes an offer to buy all of our common shares:

•	the board can use its discretion to accelerate the period for exercising options under the plan and for fulfilling any conditions or restrictions when they are exercised.

Making changes to the plans

Except as described below, shareholders must approve all changes to the plans, including changes that involve:

•	changing the number of common shares that can be reserved for issue under the plans, including:

•	increasing the fixed maximum or fixed maximum percentage; and
•	changing from a fixed maximum number to a fixed maximum percentage;

•	changing from a fixed maximum percentage to a fixed maximum number (an increase doesn't include reloading after options are exercised, as long as the fixed maximum or percentage is not increased).

We do not need shareholder approval to make changes like:

•	changing the termination provisions of the options or plan, as long as it does not extend beyond the original expiry date;
•	adding a cashless exercise feature that can be paid in cash or securities, whether or not it reduces the number of underlying common shares from our reserve;
•	making housekeeping changes like correcting errors or clarifying ambiguities; and
•	updating the plans to reflect changes in the governing laws, including any TSX compliance requirements.

Under the NYSE rules, shareholders generally must approve the following material changes, among others:

•	a material increase in the number of shares to be issued under the plan (other than as a result of a reorganization, stock split, merger, spin-off or similar transaction);
•	a material increase in benefits to participants, including:

•	a re-pricing (or decrease in exercise price);
•	reducing the offering price of shares or options to buy shares, or
•	extending the duration of the plan.

•	expansion of the class of participants eligible to participate in the plan; and
•	expansion of the kinds of options or awards under the plan.

If it has a material and adverse effect on an option holder and if the option holder consents to the change, the board can adjust or terminate any outstanding option, including substituting it for another award, changing the exercise date or making other changes. The board can also extend the exercise period or lower the exercise price on any outstanding option if it receives shareholder approval.

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If the exercise price of any outstanding option granted to an insider is reduced, or the exercise period is extended, we must receive approval from the disinterested shareholders, according to the terms of the plans and TSX and other regulatory requirements.

Other terms and conditions

The plans contain requirements for granting of qualified incentive stock options under the United States tax code. The board can suspend or terminate the plans at any time, and impose other terms and conditions on any options granted under the plans.

The board can change or terminate the plans and any outstanding options if a securities regulator, stock exchange or a market requires it as a condition of approving a distribution of common shares to the public, or to obtain or maintain a listing or quotation of our common shares.

The plans were amended and restated as of May 1, 2014 by shareholder resolution to increase the number of shares available under the plans, to provide for the issuance of qualified incentive stock options to United States participants and to incorporate certain housekeeping changes, among other things, and on October 25, 2012 to incorporate certain housekeeping changes to the definition of change of control. Please see our 2008, 2009, 2011 and 2014 management proxy circulars (dated March 27, 2008; April 3, 2009; March 23, 2011 and March 20, 2014 on SEDAR [www.sedar.com]) for a summary of the amendments made to the plans and approved by shareholders.

You can request a copy of the plans by contacting our corporate secretary.

Performance share units

The shareholders approved a performance share unit plan (PSU plan) effective as of May 1, 2014.

Granting

Under the PSU plan, the board can grant PSUs to employees or officers of Eldorado or a related entity of Eldorado. A PSU is a bookkeeping entry, denominated in Eldorado common shares (generally on a one for one basis), that is credited to the PSU account of a participant under the PSU plan.

In addition, under the PSU plan, whenever cash dividends are paid on common shares, additional PSUs will be credited to the participant's PSU account. The number of such additional PSUs will be determined by dividing the cash dividends that would have been paid to such participant if the PSUs held in the participant's PSU account were common shares as of the record date by the market value on the trading day after the record date.

Restrictions

The maximum number of common shares of Eldorado which may be issued under the PSU plan is 3,130,000 common shares, subject to adjustment.

Under the PSU plan, common shares reserved from treasury in respect of which PSUs have been cancelled or otherwise expired for any reason (other than redemption of the PSUs) will be available for subsequent grants of PSUs under the PSU plan.

Restrictions for insiders

No more than 9% of common shares of Eldorado issued and outstanding on the grant date (on a non-diluted basis) can be issuable to insiders through the PSU plan and any other security based compensation arrangements. In any one-year period, no more than 9% of common shares of Eldorado issued and outstanding (on a non-diluted basis) can be issued to insiders through the PSU plan and any other security based compensation arrangements.

Vesting

Under the PSU plan, unless otherwise specified by the board, PSUs granted are subject to a vesting schedule based on the achievement of performance targets which must be met within a performance period. The performance period must not exceed the period commencing January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such PSUs were granted. After the expiration of the performance period, the holder may be entitled to receive common shares or the amount payable in cash on redemption of vested PSUs.

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Redemption

Under the PSU plan, all vested PSUs will be redeemed on the redemption date, defined as the first day following the expiry of the performance period applicable to the PSU and, except as described below, the participant's employment has not been terminated.

PSUs may not be redeemed until the redemption date applicable to such PSUs and the applicable terms of vesting have been met as determined by the Board in its sole discretion and except as described below, the holder's employment has not been terminated prior to the expiry of the performance period.

Under the PSU plan, vested PSUs are redeemable, at the election of the board in its discretion, for common shares (generally on a one for one basis), a cash payment equal to the market value of a common share (generally on a one for one basis) as of the redemption date or a combination of cash and common shares. Market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date. If there is no closing price, the market value is the share price used in the last trade.

Additional specific requirements apply to U.S. participants as set out in the plan.

PSUs cannot be redeemed during a trading black-out period; they can be redeemed within two business days after the black-out period is lifted.

Assigning or transferring PSUs

PSUs cannot be assigned or transferred to another person other than by will or by law if the PSU holder dies.

Termination

Under the PSU plan, if employment is terminated for any reason prior to the expiry of the performance period except as set out below, all outstanding PSUs whether vested or not shall be forfeited and cancelled.

If:

•	we terminate employment for any reason other than cause within twelve months of a change of control, or
•

we make a material adverse change to the executive's salary, duties or responsibilities and location of employment within twelve months of a change of control and the participant gives notice of termination within 30 days of the material adverse change, or

•	employment is terminated as a result of disability or the participant's death then the participant will continue to be entitled to payment on the date of termination of any PSUs that are vested on the termination date, any PSUs which are capable of vesting subsequent to the termination date and prior to the expiry of the performance period shall be deemed to have vested on the termination date and the participant will be entitled to payment of such PSUs and the redemption date shall be the date of termination.

If the participants' employment with the company or its related entity is terminated prior to the expiry of the performance period as a result of retirement, the participant will continue to be entitled to payment on the redemption date of that portion of PSUs that are vested on the redemption date based on the amount of time that the participant was employed during the performance period.

Corporate changes

Under the PSU plan, if we amalgamate, consolidate, or merge with or into another body corporate:

•

any common shares receivable on redemption under the PSU plan are converted to other securities, property or cash that a participant would have receive upon such amalgamation, consolidation or merger, had the PSUs been redeemed for common shares immediately prior thereto; and

•

for the purposes of determining the cash payment on redemption, the cash payment will be equal to the fair market value on the redemption date of the securities, property and/or cash which the holders would have received for a common share upon such amalgamation, consolidation or merger, had the PSUs been redeemed immediately prior thereto.

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If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

•

the board can use its discretion to determine the manner in which all outstanding PSUs shall be treated, including requiring acceleration of time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption.

If a third party makes an offer to buy all of our common shares:

•	the board can use its discretion to accelerate the time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption.

Making changes to the PSU plan

Under the PSU plan, except as described below, shareholders must approve all changes to the PSU plan, including changes that involve:

•	changing the number of common shares that can be reserved for issue under the plan, including:
•	increasing the fixed maximum or fixed maximum percentage;
•	changing from a fixed maximum number to a fixed maximum percentage; and
•	changing from a fixed maximum percentage to a fixed maximum number.

Under the PSU plan, we will not need shareholder approval to make changes like:

•	changing the termination provisions of the PSU or PSU plan, as long as it does not extend beyond the original expiry date;
•	making housekeeping changes like correcting errors or clarifying ambiguities; and
•	updating the plans to reflect changes in the governing laws, including any TSX compliance requirements.

Furthermore, the board can (without shareholder approval) adjust or terminate any outstanding PSU, including substituting it for another award or changing the date of redemption provided that, if such change has a material and adverse effect on a holder of PSUs, such holder consents to the change. However, the original term of the performance period may not be extended.

Under the PSU plan, the plan may be suspended or terminated at any time by the board. The termination of the plan may not affect any PSUs granted under the plan prior to the termination.

Restricted share units

The board adopted a restricted share unit plan (RSU plan) effective as of March 16, 2011.

The RSU plan was:

•	amended and restated as of October 25, 2012 to incorporate a housekeeping change to the definition of change of control;
•	amended as restated as of February 21, 2013 to increase the maximum number of shares deliverable under the RSU plan from 1,500,000 to 5,000,000; and
•

amended and restated as of February 20, 2014 to incorporate a number of changes, including changes to permit the inclusion of performance vesting targets in addition to time vesting, adding provisions relating to U.S. participants, addressing tax related matters and providing drafting consistency among other various equity plans as well as making other drafting changes.

Named executives and officers receiving RSUs as a component of their compensation are encouraged to retain the shares received on redemption of the RSUs as a means of building their shareholding in the company.

Granting

Under the RSU plan, the board can grant RSUs to employees or officers of Eldorado or a related entity of Eldorado. An RSU is a bookkeeping entry, denominated in our common shares (on a one for one basis), that is credited to the RSU account of a participant under the RSU plan.

Restrictions

The maximum number of our common shares which may be delivered under the RSU plan since inception is 5,000,000 common shares, subject to adjustments. The common shares delivered pursuant to the RSU plan may be acquired subsequently or in anticipation of a redemption in the open market to satisfy the redemption requirements under the RSU plan. Valiant Trust has been appointed as the trustee for the purposes of arranging for the acquisition of the common shares and to hold the common shares in trust for the purposes of the RSU plan as well as deal with other administration matters. See NCIB below.

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Vesting

Unless otherwise specified by the board, RSUs granted are subject to a vesting schedule based on time or on the achievement of performance targets. Grants of RSUs are also subject to a restricted period, that period after the expiration of which the holder may be entitled to receive common shares or the amount payable on redemption of vested RSUs. The restricted period must not exceed the period commencing January 1 coincident with or immediately preceding the grant and ending on November 30 of the third year following the calendar year in which such RSUs were granted. Once vested, a holder of vested RSUs is entitled to receive any distributions that are paid to the trustee appointed under the RSU plan on account of the common shares held by the trustee in respect of those vested RSUs and that have not been previously distributed, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

Redemption

Unless previously redeemed, all vested RSUs are redeemed on the redemption date, defined as the earlier of the last day of the restricted period and the date of termination of employment.

Under the RSU plan, vested RSUs are redeemable, at the election of the board in its discretion, for common shares (on a one for one basis), a cash payment equal to the market value of a common share (on a one for one basis) as of the redemption date or a combination of cash and common shares. Market value of our common shares is the closing price of our common shares on the TSX on the trading day immediately before the redemption date. If there is no closing price, the market value is the share price used in the last trade. Unless previously distributed to the holder, upon redemption of any vested RSU, the holder is entitled to receive any distributions that are paid to the trustee appointed under the RSU plan on account of the common shares held by the trustee in respect of those vested RSUs, less any withholding taxes applicable and any taxes paid on such distributions by the trustee.

Provided RSUs are vested, non-U.S. participants may elect early redemption. Participants can redeem their vested RSUs by filing a redemption notice with our Corporate Secretary, specifying the redemption date, which date must not be less than 10 days from the date of the notice, but may not be later than the earlier of the last day of the restricted period and the date of termination of employment.

Certain additional restrictions (including in respect of redemption and payout of RSUs) and requirements apply to U.S. designated participants.

RSUs cannot be redeemed during a trading black-out period; they can be redeemed within two business days after the black-out period is lifted.

Assigning or transferring RSUs

RSUs cannot be assigned or transferred to another person other than by will or by law if the RSU holder dies.

Termination

If employment is terminated for any reason other than cause, participants (or in the case of death, the participant's estate) are entitled to redeem their RSUs if they have vested and have not yet been redeemed.

Any outstanding RSUs that have not yet vested on the termination date will be deemed to have vested if we:

•	terminate employment for any reason other than cause within twelve months of a change of control; or
•

make a material adverse change to the executive's salary, duties or responsibilities and location of employment within twelve months of a change of control and the participant gives notice of termination within 30 days of the material adverse change.

Any RSUs that have not vested are relinquished and cancelled when the executive's employment is terminated, unless the board determines otherwise.

The board can accelerate the vesting period or waive the vesting or other terms.

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If an executive's employment is terminated for cause, he or she forfeits all RSUs (whether vested or not) and all rights to payments.

Corporate changes

If we amalgamate, consolidate, or merge with or into another body corporate:

•

any common shares receivable on redemption under the RSU plan are converted to other securities, property or cash that a participant would have receive upon such amalgamation, consolidation or merger, had the RSUs been redeemed for common shares immediately prior thereto; and

•

any cash payment receivable on a redemption of an RSU shall be equal to the fair market value of the securities, property or cash which the holder of the RSU would have received if the holder had redeemed the RSU immediately prior to such amalgamation, consolidation or merger, as of the date of the redemption.

If it is imminent that our common shares will be exchanged or replaced with those of another company because of a proposed merger, amalgamation or other corporate arrangement or reorganization:

•

the board can use its discretion to determine the manner in which all outstanding RSUs shall be treated, including requiring acceleration of time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption.

If a third party makes an offer to buy all of our common shares the board can use its discretion to accelerate the time for vesting or redemption, and for fulfilling any conditions or restrictions on such redemption.

Making changes to the RSU plan or RSUs

The board can amend, suspend or terminate the RSU plan at any time. Termination will not affect any outstanding RSUs.

The board can amend, modify or terminate any outstanding RSUs, provided however the holder's consent is required unless the board determines that it would not materially and adversely affect the holder or is specifically permitted under the RSU plan.

Normal course issuer bid (NCIB)

Common shares to satisfy redemptions of RSUs are acquired by the trustee on the market and such acquisitions have and will be conducted by way of an NCIB. Our notice in respect of the NCIB was accepted by the TSX. Pursuant to the NCIB, during the period from May 27, 2015 and ending May 26, 2016, we may purchase up to 2,081,168 of our common shares at prevailing market prices. Pursuant to TSX policies, daily purchases may not exceed 730,366 common shares during such period.

Period	Number of common shares purchased	Average Price (CAD$)	Total Cost (CAD$)
March 29, 2011 to March 28, 2012	800,953	15.233	12,201,031
April 10, 2012 to April 9, 2013	702,675	10.36	7,281,536
April 22, 2013 to April 21, 2014	899,651	8.101	7,287,822
April 25, 2014 to March 17, 2015	515,553	5.94	3,064,823
May 27, 2015 to April 5, 2016	0	0	0

We expect to renew the NCIB for 2016.

Through the trustee, GMP Securities LP has been engaged to undertake purchases under the NCIB for the purposes of the RSU plan.

The common shares acquired will be held by the Trustee until the same are required to be transferred to participants under the terms of the RSU plan to satisfy our obligations in respect of redemptions of vested RSUs held by such participants.

Under the RSU plan, neither common shares nor any distributions are permitted to be transferred to the company or a related entity.

A copy of our NCIB Notices filed with the TSX may be obtained, by any shareholder without charge, by contacting our Corporate Secretary.

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Deferred unit plan

The board adopted a deferred unit plan as of July 15, 2010 as amended and restated as of February 20, 2014 to incorporate a number of changes, including adding provisions relating to U.S. participants, addressing tax related matters and providing drafting consistency with other various equity plans.

DUs represent notional Eldorado common shares based on the value of our common shares. From and after February 20, 2014, the DUs will earn dividend equivalents whenever cash dividends are paid on common shares.

Under the deferred unit plan, the board can grant DUs to eligible independent directors, designated by the board, on the following terms:

•	the market value of a DU is the closing price of an Eldorado common share on the TSX on the day prior to the relevant date; and
•	DUs are denominated in common shares when they are credited to a participant's account.

DUs are settled in cash only. All or a portion of the director's cash compensation may be taken in DUs, such election to be made by the final day of the quarter in which the retainer is earned, or in the case of a director who is a resident or citizen in the United States not later than December 31 of the previous year. DUs are administered under the terms and conditions of our deferred unit plan (see below for details.)

Participants may redeem the DUs after the termination date – the earliest date that both of the following conditions are satisfied:

•	the date that the participant is no longer a member of our board for whatever reason, including resignation, disability, death, retirement, or loss of office as a director; and
•	the date that the participant is neither an employee, nor a member of our board or any corporation related to Eldorado for the purposes of the Income Tax Act (Canada).

Directors can redeem their DUs for cash after the termination date. The director must file a redemption notice with our President & CEO, CFO or Corporate Secretary, specifying the redemption date, which must be by a date not later than December 15 of the first calendar year following the calendar year of the termination date.

DUs are redeemed for an amount equal to the market value of vested DUs on the redemption date, subject to adjustments for certain corporate actions. DUs are paid out within 15 trading days of redemption date, and prior to December 31 of the first calendar year following the calendar year of the termination date.

Certain additional restrictions (including in respect of redemption and payout of DUs) and requirements apply to U.S. designated participants.

Directors who are employees of Eldorado, or an affiliate of Eldorado, are not eligible to participate in the plan.

Securities authorized for issue under equity compensation plans

	Number of securities to be issued upon exercise of outstanding options, warrants and rights As at December 31, 2015 (a)	Weighted-average exercise price of outstanding options, warrants and rights As at December 31, 2015 (CAD$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) As at December 31, 2015 (c)
Equity compensation plans approved by securityholders	25,519,434	9.97	22,231,160
Equity compensation plans not approved by securityholders	0	0	0
Total	25,519,434	9.97	22,231,160

Management Proxy Circular	95

CD&A

DIRECTORS' APPROVAL

The Board of Directors has approved the contents of this Management Information Circular and the sending of this information to the Eldorado shareholders.

BY ORDER OF THE BOARD OF DIRECTORS

Robert Gilmore

Chairman of the Board

April 5, 2016

Vancouver, British Columbia

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SCHEDULES

Schedule A

ELDORADO GOLD CORPORATION

BOARD OF DIRECTORS

TERMS OF REFERENCE

I.	ROLES AND RESPONSIBILITIES

The principal role of the Board of Directors ("Board") is stewardship of Eldorado Gold Corporation (the "Company"). The Board is responsible for the oversight of the management of the Company and its global business, consistent with its obligations set out in the Canada Business Corporations Act ("CBCA"), the Company's Articles and By-laws and other relevant legislation and regulations.

Subject to the provisions of the CBCA and the Company's By-Laws and Articles, the Board may delegate the responsibilities of the Board to committees of the Board ("Committees") on such terms as the Board may consider appropriate.

The principal duties and responsibilities of the Board include:

(i)

Strategic Planning. Assisting in the development of and regularly reviewing and monitoring the Company's long-term goals and the strategic planning process which takes into consideration opportunities and risks of the business and provides objectivity and judgement to the process. The Board is responsible for the approval of and for monitoring the process on at least an annual basis.

(ii)

Performance Review. Regularly reviewing the short and long term performance of the Company. The Board shall review and consider for approval all significant amendments or departures proposed by management from established strategy, capital and operating budgets, matters of policy or corporate structure, outside of the ordinary course of business.

(iii)	Budgeting. Reviewing and approving the Company's annual budgets, including capital expenditures.

(iv)	Risk Management. Understanding the principal risks associated with the Company's business and regularly monitoring the systems in place to manage those risks effectively.

(v)	Reviewing Material Transactions. Reviewing and approving transactions that are either material or not in the ordinary course of the Company's business.

(vi)

CEO Appointment and Evaluation. Appointing a Chief Executive Officer ("CEO") of the Company, approving the CEO's compensation and establishing and administering appropriate processes to measure the CEO's performance in carrying out the Company's stated objectives, in conjunction with and on the recommendation of the Compensation Committee.

(vii)	Succession Planning. Establishing and administering a plan for the succession of the CEO and senior management.

(viii)

Determining Compensation. Upon the recommendation of the Compensation Committee, approving the appointment and compensation of senior management and approving the compensation of the directors of the Company ("Directors").

(ix)	Management. Establishing limits of authority to be delegated to senior management and appropriate evaluation criteria for the CEO and senior management.

(x)

Director Nomination. Requiring that a plan be in place for the nomination of the Chairman of the Board and Directors, including those Directors who are independent in accordance with applicable securities laws and stock exchange requirements ("Independent Directors"), in conjunction with the Corporate Governance and Nominating Committee.

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(xi)	Internal Controls. In conjunction with the Audit Committee, regularly reviewing and monitoring the effectiveness of the Company's internal controls and management information systems.

(xii)	Disclosure Policy. Overseeing the adoption of a disclosure policy for fair, accurate, transparent and timely public disclosure to all stakeholders.

(xiii)

Reserves and Resources. Reviewing any reserve or resource reports prepared by the Company or the Reserve & Resource Panel. The Reserve & Resource Panel may be constituted at the discretion of the Board and will consist of certain Independent Directors who possess experience with or a working knowledge of estimating reserves and resources.

(xiv)

Shareholder Communication. Reviewing the Company's communication policy and requiring that it be in compliance with applicable law and the regulations and guidelines of applicable securities regulatory authorities and the stock exchanges on which the Company's securities trade.

(xv)	Shareholder Feedback. Establishing measures for shareholders to provide feedback to the Board or the Independent Directors directly.

(xvi)

Corporate Governance. Monitoring the Company's compliance with the law and the corporate governance regulations and guidelines as required by the securities regulatory authorities and the stock exchanges on which the Company's securities trade, in conjunction with the Corporate Governance and Nominating Committee.

(xvii)

Code of Conduct and Business Ethics. Establishing and regularly reviewing the Company's Code of Conduct and Business Ethics and regularly monitoring compliance thereof with the objective of promoting a culture of integrity throughout the Company.

(xviii)

Integrity. To the extent feasible, satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers are creating a culture of integrity through the Company.

(xix)	By-laws. If required,adopting, amending or repealing the By-laws of the Company, in accordance with applicable law.

(xx)

Financial Disclosure. Reviewing and approving in advance prescribed public disclosure documents including, but not limited to, the quarterly and annual Financial Statements of the Company and associated MD&A, the Annual Information Form and Management Proxy Circular, in conjunction with the Committees of the Board as applicable.

(xxi)

Committees of the Board. Upon the recommendation of the Corporate Governance and Nominating Committee, establishing the Committees, the Terms of Reference for each Committee and selecting Independent Directors to act on the Committees. The Board shall establish the following standing Committees of the Board: (i) Audit Committee, (ii) Corporate Governance and Nominating Committee, (iii) Compensation Committee and (iv) Sustainability Committee. From time to time the Board may create other Committees or ad hoc committees to examine specific issues on behalf of the Board.

(xxii)	Evaluation of Board and Committees. Regularly evaluating the effectiveness of the Board, its Committees and the members thereof, in conjunction with the Corporate Governance and Nominating Committee.

(xxiii)

Terms of Reference. Establishing, approving and annually reviewing the Terms of Reference for itself and its Committees, setting out duties and responsibilities including organizational and administrative procedures, in conjunction with the Corporate Governance and Nominating Committee.

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(xxiv)

Meetings with Management. Encouraging the CEO to bring into Board meetings, managers who can provide additional insight into the items being discussed because of personal involvement in those areas, and/or employees who have the potential to take on greater responsibilities within the Company and whom the CEO believes should be given more exposure to the Board.

(xxv)

Continuing Education. Overseeing the establishment of suitable orientation programs for new Directors and continuing education opportunities for all Directors such as receipt of Management reports, third party presentations and mine site visits. Each Director will have access to an electronic Board Manual, updated annually, containing relevant management information, historical public information and the Terms of References for the Directors and for the Committees of the Board, in conjunction with the Corporate Governance and Nominating Committee.

(xxvi)	Regulatory Compliance. Ensuring that processes are in place to address applicable regulatory, corporate, securities and other compliance matters in a timely manner.

(xxvii)	Goodwill. Enhancing the reputation, goodwill and image of the Company.

(xxviii)

General. Making other corporate decisions required to be made by the Board, or as may be reserved by the Board, to be made by itself, from time to time and not otherwise delegated to a committee of the Board or to the management of the Company.

II.	COMPOSITION

Qualification of Directors

(i)	As fixed by the Articles of the Company the Board shall consist of at least three Directors and not more than 20 Directors.

(ii)

A majority of the Directors on the Board shall qualify as Independent Directors, as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – CorporateGovernanceGuidelines and as defined in Section 303A.02 of the NYSE Listed Company Manual.

(iii)	At least twenty-five percent of the Directors on the Board shall be Canadian residents.

Chair of the Board

(i)

The Chair of the Board shall be an Independent Director. The Independent Directors on the Board shall appoint the Chair annually at the organizational meeting of the Board immediately following the Annual Meeting of shareholders, upon the recommendation of the Corporate Governance and Nominating Committee.

(ii)	The Chair of the Board shall have the duties and responsibilities set forth in the Terms of Reference entitled "Chair of the Board of Directors".

Director Nomination, Appointment, Resignation & Retirement

(i)	An individual who is nominated as a director ("Nominee Director") shall submit a written Consent to Act to the Company in such form as the Company may require.

(ii)	A Nominee Director shall disclose to the Chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Nominee Director serves as a director or an officer.

(iii)

All Directors shall disclose to the Chair of the Corporate Governance and Nominating Committee each company or other issuer on which the Director is invited to serve as a director prior to accepting such invitation.

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SCHEDULES

(iv)

In accordance with the Company's By-laws, at each Annual Meeting of shareholders all Directors of the Company resign. Recommendations for nomination for re-election are the responsibility of the Corporate Governance and Nominating Committee. A Director shall advise the Chair of the Corporate Governance and Nominating Committee of his/her willingness to be re-elected to the Board for the next term.

(v)

A Director may be re-elected annually to serve the Board until the Annual Meeting of shareholders following his or her 73rd birthday. At the discretion of the Board and giving due consideration to the skills and abilities of Directors who reach the retirement age specified in this provision and to the needs of the Company and its range of activities and operations, the Board may approve an extended retirement age.

Board Meetings

(i)	The Board will schedule at least five regular meetings annually and as many additional meetings as necessary to carry out its duties effectively.

(ii)	The Board will hold special meetings at least once a year to specifically discuss strategic planning and strategic issues.

(iii)

A meeting of the Board may be called by the Corporate Secretary or any Director by giving notice stating the time and place of the meeting to each of the Directors no less than 48 hours prior to the Board meeting.

(iv)	The agenda for each Board meeting shall be established by the CEO and the Chair of the Board, taking into account suggestions from other Directors.

(v)	At any meeting of the Board, a quorum for the transaction of business shall be a majority of the number of Directors in office from time to time.

(vi)	At Board meetings, each director is entitled to one vote and questions are decided by a majority of votes of the Directors present.

(vii)

The Board may invite such officers and employees of the Company and such other advisors as it may see fit from time to time to attend meetings of the Board and participate in the discussion and consideration of any matter.

In-Camera Meetings

(i)

The Independent Directors will meet after each regularly scheduled meeting of the Board, or when it is deemed necessary by the Chair of the Board, without any member of the Company's management present for the purposes of evaluating the Company's senior management and discussing such other matters as may be appropriate.

(ii)	The Independent Directors will appoint a member to act as Secretary of the 'in-camera' meetings.

(iii)	Minutes generated from the meetings of the Independent Directors will be maintained by the Chair of the Board.

(iv)	Any business items arising from the meetings will be brought to the attention of the Corporate Secretary and be added to the agenda of the next regularly scheduled Board meeting.

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III.	EXPECTATIONS OF A DIRECTOR

(i)

Commitment and Attendance. All Directors are expected to maintain a high attendance record at meetings of the Board (including in-camera meetings) and meetings of the Committees of which they are members. Directors are expected to participate on Committees of the Board and become familiar with the Terms of Reference for each Committee on which they serve.

(ii)

Preparation for Meetings. All Directors are expected to prepare in advance of meetings of the Board and its Committees and be willing to fully and frankly participate in the deliberations of the Board and its Committees with the intent to make informed decisions. Directors are expected to review the agenda and related materials circulated in advance of the meeting and are encouraged to contact the Chair of the Board, the CEO or any other appropriate person to discuss agenda items prior to the meetings.

(iii)

Knowledge of Operations. All Directors are expected to be knowledgeable about the Company's operations, activities and industry and to gain and maintain a reasonable understanding of the current regulatory, legislative, business, social and political environments within which the Company operates.

(iv)

Other Directorships and Significant Activities. Each Director should, when considering membership on another board or committee, make every effort to ensure that such membership will not impair the Director's time and availability for his or her commitment to the Company. No Director should serve on a board of a competitor of the Company or of a regulatory body with oversight of the Company. Directors should advise the Chair of the Corporate Governance and Nominating Committee prior to accepting membership on any other public company boards of directors. All Directors should disclose any conflict of interest on any issue to the Chair of the Board or the Chair of the Corporate Governance and Nominating Committee as soon as it arises. Directors must refrain from voting on any issue when a conflict of interest exists.

(v)

Contact with Management and Employees. Directors should become familiar with senior management and their roles. Directors should be available to management and the Board as a resource and use their abilities, knowledge and experience for the benefit of the Company.

(vi)	Speaking on behalf of the Company. Directors are required to adhere to the Company's Disclosure Policy.

(vii)

Confidentiality. The proceedings and deliberations of the Board and its Committees are confidential. Each Director shall maintain the confidentiality of the information received in connection with his or her service as a Director.

(viii)	General. Directors are expected to perform such other duties as may be assigned to a Director by the Board from time to time or as may be required by applicable regulatory authorities or legislation.

IV.	OUTSIDE ADVISORS

The Board or the Independent Directors, with approval of the Chairman of the Board, may, at the expense of the Company, engage such outside advisors as may be reasonable or desirable to the Board or the Independent Directors in the performance of Directors' duties.

V.	APPROVAL

Approved by the Board of Directors March 23, 2016.

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ELDORADO GOLD CORPORATION

1188 Bentall 5, 550 Burrard Street

Vancouver, BC Canada V6C 2B5

T: 604 687 4018

F: 604 687 4026

www.eldoradogold.com

information@eldoradogold.com

TSX: ELD

NYSE: EGO